SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter Annex – 1Q17

I. Financial Information of the Companies
II. Financial Analysis of the Companies
III. Operating Information of the Companies

version 1.0

Summary

	Page
I. Financial Information of the Companies	
II. Financial Analysis of the Companies	
Generation and Transmission	02
Distribution	16
III. Operating Information of the Companies	
I. Generation Data	02
II. Transmission Data	03
III. Distribution Data	23
XI. Employees Data	31
XI. Investments Data	32
XI. SPEs Data	42

The Marketletter – Annex can be found in .xls format at our website:
www.eletrobras.com/elb/ri

Conference Call in Portuguese
May 15th
2:00 PM (GMT)
1:00 PM (New York time)
6:00 PM (London time)
Phone: (11) 3137-8037

Conference Call in English
May 15th
2:00 PM (GMT)
1:00 PM (New York time)
6:00 PM (London time)
Phone: (11) 3137-8037

Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/elb/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Markets Department
Bruna Reis de Arantes
Bernardo Pinheiro Magalhães
Fernando D'Angelo Machado
Maria Isabel Brum

Intern:
Daniel Pinto Cabral Claudiano

Get to know the Eletrobras **IR Ombudsman**, an exclusive platform for receiving and forwarding suggestions, complaints, and requests from protesters regarding the securities market on our Investor Relations website.

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

ASSETS 03/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	25,635	102,429	31,643	491,495	9,477	2,897	50,240	6,581
Clients (Consumers and Resellers)	784,490	368,800	199,613	1,320,389	-	308,283	68,302	222,349
Financing and Loans	338	297	-	-	-	-	-	-
Marketable Securities	345,646	30,162	369,608	177,350	47,290	50,752	-	38,298
Dividends to Receive (Remuneration of Equity Participations)	111,018	36,582	8,259	-	1,102	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	11,490	8,963	7,169	272,732	2,916	16,111	3,630	6,914
Income Tax and Social Contribution	94,651	100,193	17,584	-	-	63,226	-	-
Derivatives	-	-	-	191,447	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	33,336	-
Linked Deposits	-	16,159	1,966	-	-	-	-	27,670
Stored Materials	32,146	75,339	34,654	118,928	-	83,583	28,755	15,174
Nuclear Fuel Storage	-	-	-	-	-	455,737	-	-
Financial Asset	1,829,281	1,956,353	438,509	981,543	-	-	-	-
Hydrological risk	82,393	-	2,007	13,694	-	-	-	10,181
Others	355,230	331,119	174,095	255,766	1,126	83,729	3,335	7,819
CURRENT TOTAL	3,672,318	3,026,396	1,285,107	3,823,344	61,911	1,064,318	187,598	334,986

NON-CURRENT

LONG-TERM ASSET
Financial Asset – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	587,852	12,805	760,634	167,807	-	-	-	-
Financing and Loans - principal	676	-	-	-	-	-	-	-
Marketable Securities	-	937	42	263	-	-	-	-
Diferred Fiscal Asset (Taxes and Contributions)	-	190,345	4,257	34,931	-	-	24,514	-
Income Tax and Social Contribution	-	-	-	610,491	-	-	-	-
Derivatives	-	-	-	-	-	-	-	-
Linked Deposits	841,911	609,778	194,939	458,075	-	95,661	10,530	83,315
Financial Asset	20,318,751	10,559,369	3,074,370	8,877,983	-	587,827	-	-
Financial Asset – Indemnitiable Concessions (Generation)	1,221,267	731,224	-	-	-	-	-	-
Advance for equity participation	102,417	470,046	992,785	416	-	-	-	-
Hydrological risk	226,998	-	22,078	174,890	-	-	-	-
Others	566,108	231,388	215,951	2,802,645	1,501	516,255	180,467	9,072

LONG-TERM ASSET TOTAL	23,865,980	12,805,892	5,265,056	13,127,501	1,501	1,199,743	215,511	92,387

INVESTIMENTS	6,461,595	5,445,968	2,542,310	4,520,749	162,542	-	-	-

FIXED ASSET	5,681,211	1,589,235	2,892,901	6,690,188	25	5,133,010	1,108,485	1,983,140

INTANGIBLE ASSET	123,849	59,797	195,245	84,894	26	64,106	2,266	5,357

NON-CURRENT ASSET TOTAL	36,132,635	19,900,892	10,895,512	24,423,332	164,094	6,396,859	1,326,262	2,080,884

ASSET TOTAL	39,804,953	22,927,288	12,180,619	28,246,676	226,005	7,461,177	1,513,860	2,415,870

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

ASSET 03/31/2017	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	48,968	22,091	5,673	34,695	16,606	102,934
Clients (Consumers and Resellers)	336,386	227,412	333,104	85,347	80,443	618,454
Financing and Loans	-	-	-	-	-	-
Marketable Securities	17,828	19,579	508	-	-	129,044
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	14,184	28,697	17,675	7,324	9,838	2,307
Income Tax and Social Contribution	-	-	-	602	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	13,520	398,500	82,522	61,817	87,642	693,973
Linked Deposits	-	-	-	482	-	-
Stored Material	8,263	16,163	13,377	2,534	14,703	88,629
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	44,520	49,322	118,987	77,128	11,454	56,372
Financial Asset	-	-	-	-	-	-
Others	38,358	39,710	63,072	52,221	26,685	163,853
CURRENT TOTAL	522,027	801,474	634,918	322,150	247,371	1,855,566

NON-CURRENT

LONG-TERM ASSET
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-
Clients (Consumers and Resellers)	310,950	15,932	222,708	41,093	9,229	99,693
Financing and Loans - principal	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	4,176	6,460	7,668	1,883	10,492	1,478,662
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	-	3,512,389	-	242,323	202,115	3,518,234
Linked Deposits	72,475	131,219	19,084	7,261	23,334	443,804
Amounts to Receive - Law 12,783/13	-	-	-	-	-	-
Financial Asset	-	-	-	-	-	-
Financial Asset – Indemnitiable Concession (Distribution)	858,621	1,142,070	889,757	419,228	196,180	2,104,913
Advance for Equity Participations	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	33,469	-	-	-	-	-
Others	564	2,446	1,503	-	4,486	3
LONG-TERM ASSET TOTAL	1,280,255	4,810,516	1,140,720	711,788	445,836	7,645,309

INVESTIMENTS	168	1,806	146	-	-	17,107

FIXED ASSET	30,152	27,623	37,446	8,844	20,675	1,209,309

INTANGIBLE	1,780	31,003	10,801	25,566	4,925	134,826

NON-CURRENT ASSET TOTAL	1,312,355	4,870,948	1,189,113	746,198	471,436	9,006,551

ASSET TOTAL	1,834,382	5,672,422	1,824,031	1,068,348	718,807	10,862,117

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

ASSETS 03/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	15,316	182,767	19,828	55,270	19,881	4,629	64,752	50,129
Clients (Consumers and Resellers)	550,101	329,059	230,768	1,206,605	-	174,748	20,831	477,162
Financing and Loans	1,276	2,951	1,475	-	-	-	-	-
Marketable Securities	750,864	34,088	131,071	614,458	47,919	369,838	-	251,489
Dividends to Receive (Remuneration of Equity Participations)	101,101	17,302	2,745	-	638	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	22,524	10,708	6,666	196,557	2,130	17,990	7,742	21,928
Income Tax and Social Contribution	176,733	163,171	31,979	-	-	12,596	-	-
Derivatives	-	-	-	44,938	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	22,444	-
Linked Deposits	-	93,164	50,544	-	-	-	-	-
Stored Materials	29,823	82,257	37,249	108,144	-	112,665	37,162	28,484
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	402,453	-	-
Financial Asset	-	123,959	53,346	356,537	-	-	-	-
Hydrological risk	111,380	-	2,007	22,796	-	-	-	7,650
Others	1,759,118	1,039,426	567,678	2,605,305	70,568	1,094,919	152,931	836,842
CURRENT TOTAL	2,116,495	1,372,900	871,231	2,853,153	73,268	1,178,888	161,187	847,871

NON-CURRENT

LONG-TERM ASSET
Financial Asset – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	519,543	3,797	640,139	5,221	-	-	-	-
Financing and Loans - principal	1,014	265	2,445	-	-	-	-	-
Marketable Securities	-	1,591	42	249	-	-	-	-
Diferred Fiscal Asset (Taxes and Contributions)	-	178,802	4,201	19,226	3,870	-	33,659	-
Income Tax and Social Contribution	-	- 3	117,253	1,205,422	-	-	-	-
Derivatives	-	-	-	54,517	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	-	-
Linked Deposits	712,665	1,006,417	173,564	497,115	55	60,473	6,413	51,837
Financial Asset	6,988,345	4,489,511	1,798,699	5,813,959	-	542,487	-	-
Financial Asset – Indemnitiable Concessions (Generation)	1,206,619	704,867	-	-	-	-	-	-
Advance for equity participation	67,517	436,705	856,991	61,649	-	-	-	-
Hydrological risk	294,541	-	24,085	232,696	-	-	-	15,014
Others	219,552	197,378	104,862	2,220,436	2,768	500,730	147,581	9,071
LONG-TERM ASSET TOTAL	10,009,796	7,019,330	3,722,281	10,110,490	6,693	1,103,690	187,653	75,922

INVESTIMENTS	6,350,346	4,646,584	2,155,923	4,144,447	99,778	-	-	-

FIXED ASSET	5,861,875	1,665,795	3,281,735	7,042,080	33	7,224,178	1,416,379	1,841,749

INTANGIBLE ASSET	143,183	61,612	218,830	173,516	26	58,595	1,831	5,357

NON-CURRENT ASSET TOTAL	22,365,200	13,393,321	9,378,769	21,470,533	106,530	8,386,463	1,605,863	1,923,028

ASSET TOTAL	24,481,695	14,766,221	10,250,000	24,323,686	179,798	9,565,351	1,767,050	2,770,899

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

ASSETS 03/31/2016	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	38,858.00	7,551.00	9,685.00	10,345.00	9,942.00	55,170.00
Clients (Consumenrs and Resellers)	359,476.00	268,630.00	346,877.00	101,607.00	45,630.00	595,170.00
Loans and Financing	-	-	-	-	-	-
Marketable Securities	8,202.00	17,967.00	144.00	-	-	54,292.00
Dividends to Receive (Remuneration of Equity Participation)	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	12,959.00	17,166.00	19,959.00	6,104.00	9,342.00	1,235.00
Income Tax and Social Contribution	-	-	-	1,474.00	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	24,280.00	195,000.00	69,001.00	113,532.00	88,697.00	2,122,536.00
Linked Deposits	-	-	-	473.00	-	-
Stored Material	7,080.00	13,940.00	16,341.00	1,505.00	3,081.00	111,576.00
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-
Regulatory Asset (Installment A – CVA)	159,005.00	119,652.00	62,443.00	40,628.00	1,485.00	88,698.00
Financial Asset	-	-	-	-	-	-
Others	44,171.00	127,999.00	37,541.00	30,189.00	9,073.00	649,857.00
CURRENT TOTAL	654,031.00	767,905.00	561,991.00	305,857.00	167,250.00	3,678,534.00

NON-CURRENT

LONG-TERM CURRENT
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-
Clients (Consumenrs and Resellers)	210,862.00	18,373.00	208,928.00	29,301.00	9,982.00	57,274.00
Loans and Financing - principal	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	5,228.00	7,138.00	5,580.00	1,763.00	2,942.00	2,442,356.00
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	-	3,425,421.00	-	241,114.00	203,571.00	4,290,327.00
Linked Deposits	44,018.00	113,468.00	15,411.00	7,602.00	20,883.00	319,907.00
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-
Financial Asset	-	-	-	-	-	-
Financial Asset – Indemnitiable Concessions (D)	755,342.00	933,680.00	702,652.00	321,900.00	186,448.00	1,375,038.00
Advance for equity participation	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	54,239.00	-	-	-	-	-
Others	564.00	2,447.00	1,315.00	-	2,680.00	624,996.00
LONG-TERM CURRENT TOTAL	1,070,253.00	4,500,527.00	933,886.00	601,680.00	426,506.00	9,109,898.00

INVESTIMENTS	167.00	1,806.00	146.00	-	-	71,300.00

FIXED ASSET	31,330.00	32,366.00	30,300.00	9,138.00	17,913.00	1,255,897.00

INTANGIBLE	45,005.00	53,387.00	2,514.00	36,882.00	6,735.00	175,020.00

NON-CURRENT TOTAL	1,146,755.00	4,588,086.00	966,846.00	647,700.00	451,154.00	10,612,115.00

ASSET TOTAL	1,800,786	5,355,991	1,528,837	953,557	618,404	14,290,649

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

LIABILITIES 03/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	285,269	314,662	103,897	556,924	-	730,303	127,006	23,471
Loans and Financing - principal	1,673,346	780,064	624,673	957,887	-	256,993	419,915	649,738
Loans and Financing - charges	228,562	7,125	122,675	40,098	-	23,153	64,452	41,858
Bonds	-	-	-	15,511	-	-	-	-
Tax and Social Contributions	269,160	98,879	32,748	92,438	70	75,731	20,996	123,598
Income Tax and Social Contribution	22,729	9,336	218	-	171	-	-	21,086
Derivatives	-	-	-	122	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	60,003	-	-	-	-
Shareholders Remuneration (dividends to pay)	312,030	-	93,369	968	8,465	-	88,023	-
Estimated Obligations	180,945	208,236	70,356	319,997	348	95,122	9,296	26,366
Provisions for Contingencies	-	-	-	-	300	-	364,719	-
Post-Employment Benefit (Complementary Pension Fund)	9,218	28,079	6,943	4,879	-	2,915	-	-
Leasing	-	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	14,245	-	-	-	-
Concessions to Pay - UBP	1,312	-	2,493	-	-	-	-	-
Sector Charges (statutory tax)	47,340	67,815	47,993	307,794	-	17,791	166	6,454
Others	470,111	319,979	294,992	1,315,082	2,216	270,248	35,937	35,457
CURRENT TOTAL	3,500,022	1,834,175	1,400,357	3,685,948	11,570	1,472,256	1,130,510	928,028

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Suppliers	-	-	-	126,504	-	-	16,555	-
Loans and Financing - principal	8,838,017	1,172,532	4,036,758	4,480,810	-	7,507,327	2,288,251	1,117,693
Bonds	-	-	-	191,230	-	-	-	-
Tax and Social Contributions	482,118	19,429	-	212,921	-	16,759	-	-
Income Tax and Social Contribution	4,917,872	3,185,432	355,010	-	15,612	-	-	-
Derivatives	-	-	-	43,161	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	577,075	-	-	-	-
Estimated Obligations	31,419	29,602	2,811	4,877	-	57,727	818	-
Provisions for Contingencies	860,316	1,851,181	139,348	826,745	-	175,950	-	59,909
Provision for uncovered liability in invested company	-	-	314,153	-	-	-	-	- 226,977
Post-Employment Benefit (Complementary Pension Fund)	146,714	1,383,136	269,396	16,303	-	40,471	71,699	477
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	637,039	307,304	-	376,700	-	1,129,860	-	-
Concessions to Pay - UBP	35,347	-	28,403	-	-	-	-	-
Sector Charges (statutory tax)	288,463	354,410	-	-	-	-	19,777	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,423,116	-	-
Advance for future capital Increase	51,290	-	2	-	-	-	574,921	-
Others	102,411	4,329	41,988	1,752,738	1,471	-	-	536,740
NON-CURRENT TOTAL	16,391,006	8,307,355	5,187,869	8,609,064	17,083	10,351,210	2,972,021	1,487,842

STOCKHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	-
Capital Reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	9,188,535	-	1,365,128	3,889,972	27,652	-	2,596	-
Additional Dividend Purposed	-	-	-	-	-	-	-	-
Profit/Losses Accumulated	672,081	- 57,668	36,746	508,045	2,416	- 10,805,299	- 3,326,467	-
Others Comprehensive Income	- 1,513,801	- 1,842,699	- 184,828	- 22,616	49,231	- 164,248	- 110,310	-
Non-controlling shareholders Participation	- 17,089	15,973	16,121	-	-	-	-	-

STOCKHOLDERS’ EQUITY TOTAL	19,913,925	12,785,758	5,592,393	15,951,664	197,353	- 4,362,289	- 2,588,671	-

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	39,804,953	22,927,288	12,180,619	28,246,676	226,006	7,461,177	1,513,860	2,415,870

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

LIABILITIES 03/31/2017	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Suppliers	123,661	1,602,442	164,562	223,085	609,380	4,998,323
Financig and Loans - principal	152,987	78,161	341,745	65,548	5,967	91,235
Financig and Loans - charges	-	-	94,714	-	-	19,053
Bonds	-	-	-	-	-	-
Taxes and Social Contributions	74,928	73,874	178,776	46,961	27,235	46,080
Income Tax and Social Contribution	265	-	-	-	-	781
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	39,531	125,084	-	-	1,884	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-
Estimated Obligations	17,753	21,043	31,171	6,783	15,910	50,109
Provisions for Contingencies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	1,690	5,468	9,647	447	-	-
Leasing	-	-	-	-	-	136,751
Onerous Contracts	7,809	147,124	49,037	-	6,021	758,723
Sector Charges (Statutory Taxes)	30,238	32,818	23,763	41,950	-	-
Regulatory Asset (Installment A – CVA)	73,673	68,216	61,604	51,464	6,981	159,926
Others	25,483	28,247	51,262	21,922	7,537	149,827
CURRENT TOTAL	548,018	2,182,477	1,006,281	458,160	680,915	6,410,808

NON-CURRENT
Suppliers	-	1,161,376	-	274,605	322,922	8,018,176
Financig and Loans - principal	1,451,614	977,798	1,467,691	341,609	151,649	2,242,979
Bonds	-	-	-	-	-	-
Taxes and Contributions	86,896	4,260	181,732	99,085	-	-
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	-	153,600	-	147,306	60,030	1,160,611
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Estimated Obligations	3,414	-	3,273	147	183	-
Provisions for Contingencies	122,070	195,361	126,866	8,321	56,153	1,646,478
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	37,805	-	-	-	1,633	2,160
Leasing	-	-	-	-	-	1,010,716
Provision for Onerous Contracts	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	20,847	54,377	55,799	-	-	-
Advance for future capital Increase	159,155	-	295,402	69,462	80,089	117,446
Regulatory Liability (Installment A – CVA)	13,500	-	-	-	-	-
Others	33,958	2,349,637	503	126	24,311	66,686
NON-CURRENT TOTAL	1,929,259	4,896,409	2,131,266	940,661	696,970	14,265,252

SHAREHOLDERS’ EQUITY
Social Capital	734754	1325369	1272747	475789	684204	4610171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated Profit/Losses	-1321957	-2727709	-2565070	-805857	-1340295	-14646888
Other Comprehensive Income	-55692	-4124	-21193	-405	-2988	-5642
Non-controlling Shareholders participation	0	0	0	0	0	0

SHAREHOLDERS’ EQUITY TOTAL	(642,895)	(1,406,464)	(1,313,516)	(330,473)	(659,079)	(10,042,359)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,834,382	5,672,422	1,824,031	1,068,348	718,806	10,633,701

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

LIABILITIES 03/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	488,269	379,519	181,622	544,338	-	563,458	194,630	27,090
Loans and Financing - principal	840,000	334,285	730,048	557,191	-	242,388	237,126	968,095
Loans and Financing - charges	211,655	14,456	34,185	34,613	-	19,448	7,162	104
Bonds	-	-	-	15,583	-	-	-	-
Tax and Social Contributions	255,442	90,384	66,995	157,153	84	64,742	18,360	54,726
Income Tax and Social Contribution	44,124	14,985	193	102,314	368	-	-	-
Derivatives	-	-	-	188	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	54,682	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	40,671	10,910	1,341	-	77,368	-
Estimated Obligations	162,323	190,821	71,583	181,431	316	87,537	9,240	15,534
Provisions for Contingencies	-	27,783	-	-	300	-	52,952	-
Post-Employment Benefit (Complementary Pension Fund)	8,379	26,637	6,473	-	-	2,639	-	-
Leasing	-	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	9,073	-	-	-	-
Concessions to Pay - UBP	1,265	-	2,375	-	-	-	-	-
Sector Charges (statutory tax)	120,261	124,574	43,923	332,583	-	4,279	1,305	-
Others	390,896	120,326	164,138	1,205,120	8,266	251,295	28,944	548,495
CURRENT TOTAL	2,522,614	1,323,770	1,342,206	3,205,179	10,675	1,235,786	627,087	1,614,044

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Suppliers	-	-	-	293,527	-	-	18,920	-
Loans and Financing - principal	8,806,421	982,797	3,685,283	4,211,279	-	7,122,380	2,255,735	521,148
Bonds	-	-	-	209,182	-	-	-	-
Tax and Social Contributions	569,809	29,782	21,462	-	-	22,522	-	-
Income Tax and Social Contribution	192,928	55,808	-	-	14,267	-	-	-
Derivatives	-	-	-	54,296	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	644,370	-	-	-	-
Estimated Obligations	46,022	59,396	5,674	13,132	-	55,473	1,262	-
Provisions for Contingencies	719,064	1,731,558	93,216	828,651	-	188,668	-	66,156
Provision for uncovered liability in invested company	-	-	261,853	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	183,193	1,193,535	184,078	25,591	-	41,523	7,112	95
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	935,561	213,798	-	239,382	-	-	-	-
Concessions to Pay - UBP	35,835	-	24,792	-	-	-	-	-
Sector Charges (statutory tax)	120,638	269,467	-	-	-	-	4,333	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,221,677	-	-
Advance for future capital Increase	45,070	-	3	-	-	-	342,876	-
Others	3	98,222	107,691	1,968,074	2,768	-	-	511,084
NON-CURRENT TOTAL	11,654,544	4,634,363	4,384,052	8,487,484	17,035	8,652,243	2,630,238	1,098,483

STOCKHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	436,750
Capital Reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	-	-	305,500	394,354	481	-	2,596	-
Additional Dividend Purposed	-	-	-	30,210	4,020	-	-	-
Profit/Losses Accumulated	100,783	- 4,260,321	- 26,623	656,342	1,403	- 6,848,341	- 2,297,355	- 377,501
Others Comprehensive Income	- 1,381,478	- 1,617,657	- 129,475	- 26,146	28,130	- 81,595	- 41,026	- 877
Non-controlling shareholders Participation	1,033	15,914	15,114	-	-	-	-	-

STOCKHOLDERS’ EQUITY TOTAL	10,304,537	8,808,088	4,523,742	12,631,023	152,088	- 322,678	- 1,490,275	58,372

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	24,481,695	14,766,221	10,250,000	24,323,686	179,798	9,565,351	1,767,050	2,770,899

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

LIABILITIES 03/31/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Suppliers	235,842	1,261,592	295,640	257,233	558,142	6,097,805
Financig and Loans - principal	347,386	142,037	594,961	95,720	16,449	186,598
Financig and Loans - charges	-	49	40,681	2,421	-	260
Bonds	-	-	-	-	-	-
Taxes and Social Contributions	91,947	68,216	307,226	54,850	11,767	67,222
Income Tax and Social Contribution	321	-	-	-	-	4,834
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	74,460	6,310	-	9,944	-	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-
Estimated Obligations	17,886	16,146	44,782	5,935	17,758	36,383
Provisions for Contingencies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	3,839	814	44,879	818	-	-
Leasing	-	-	-	-	-	143,965
Onerous Contracts	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	22,443	32,038	27,227	25,945	-	- 185
Regulatory Asset (Installment A – CVA)	97,424	190,251	49,481	41,767	-	13,602
Others	22,304	37,194	83,040	31,623	11,280	116,033
CURRENT TOTAL	913,852	1,754,647	1,487,917	526,256	615,396	6,666,517

NON-CURRENT
Suppliers	-	1,078,999	-	253,065	134,436	7,735,141
Financig and Loans - principal	867,210	597,696	708,439	193,385	38,252	1,199,762
Bonds	-	-	-	-	-	-
Taxes and Contributions	87,124	4,092	53,115	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	-	147,591	-	141,154	59,495	2,223,654
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Estimated Obligations	1,934	-	2,066	131	206	644
Provisions for Contingencies	108,261	144,568	73,153	12,536	50,696	377,843
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	30,570	-	9,664	-	437	277
Leasing	-	-	-	-	-	1,088,324
Provision for Onerous Contracts	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	24,705	43,377	42,682	-	-	-
Advance for future capital Increase	-	-	-	12,787	-	-
Regulatory Liability (Installment A – CVA)	30,639	-	-	-	-	-
Others	32,468	2,066,347	500	185	123,279	179,501
NON-CURRENT TOTAL	1,182,911	4,082,670	889,619	613,243	406,801	12,805,146

SHAREHOLDERS’ EQUITY
Social Capital	734754	1325369	1272747	475789	684204	4610171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated Profit/Losses	-987923	-1806908	-2114080	-661491	-1086691	-9788764
Other Comprehensive Income	-42808	213	-7366	-240	-1306	-2421
Non-controlling Shareholders participation

SHAREHOLDERS’ EQUITY TOTAL	(295,977)	(481,326)	(848,699)	(185,942)	(403,793)	(5,181,014)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,800,786	5,355,991	1,528,837	953,557	618,404	14,290,649

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

STATEMENT OF INCOME 03/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operational Revenues	2,443,462	1,239,917	473,255	1,506,293	-	697,295	105,403	72,018

Electric Energy Supply	1,039,782	29,441	131,354	590,271	-	792,117	115,392	110,616
Electric Energy Supply - Generation	47,843	205,747	-	309,091	-	-	-	-
Short Term Electric Energy	27,194	49,538	53,385	266,184	-	-	-	-
Renewed Plants Operation and Maintenance Revenue	213,453	346,510	-	3,940	-	-	-	-
Construction Plants Revenue	1,333	5,023	-	-	-	-	-	-
Financial – Return on Investment	-	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue	318,209	249,179	153,321	115,067	-	-	-	-
Operation and Maintenance Revenue	9,568	21,273	28,837	4,102	-	-	-	-
Transmission Revenue	48,343	92,859	14,460	18,438	-	-	-	-
Financial – Return on Investment	954,950	402,565	128,362	307,484	-	-	-	-
Others Operational Revenues	7,164	13,720	11,208	92,032	-	-	482	-

Deductions to Operational Revenues	- 224,377	- 175,938	- 47,672	- 200,316	-	- 94,822	- 10,471	- 38,598

Operational Expenses	(1,139,552)	(862,313)	(244,261)	(975,170)	(1,316)	(478,528)	(192,852)	(62,947)

Personnel, Material and Services	- 464,322	- 320,270	- 118,010	- 384,118	- 1,021	- 208,853	- 57,527	- 37,299
Investigation Findings	-	-	-	-	-	-	-	-
Energy Purchased for Resale	- 189,004	- 68,128	- 48,826	- 62,850	-	-	- 53,020	- 3,835
Charges on eletric grid Usage	- 129,481	- 178,077	- 6,821	- 137,544	-	- 24,874	- 11,931	- 6,153
Construction	- 49,676	- 97,882	- 14,460	- 18,438	-	-	-	-
Electric Energy production cost	- 135,968	-	-	-	-	- 101,477	- 9,461	-
Remuneration and Reimbursement (Royalties – Hydric Resources)	- 36,927	- 1,285	- 2,588	- 48,941	-	-	-	- 832
Depreciation and Amortization	- 60,351	- 25,101	- 44,973	- 114,522	- 7	- 99,107	- 18,654	- 15,673
Operating Provisions	10,550	- 152,273	3,377	- 132,570	-	- 20,545	- 38,355	- 669
Others	- 84,373	- 19,297	- 11,960	- 76,187	- 288	- 23,672	- 3,904	1,514

OPERATING RESULT BEFORE FINANCIAL RESULT	1,303,910	377,604	228,994	531,123	(1,316)	218,767	(87,449)	9,071

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	13,564	9,952	12,777	16,260	1,904	954	1,978	183
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-	-	-
Debt Charges	- 283,158	- 70,662	- 133,402	- 141,468	-	- 21,161	- 147,681	- 74,814
Charges – shareholders remuneration	-	-	- 2,724	-	-	-	- 2,591	-
Moratorium Increase on electric energy	21,095	3,822	-	27,309	-	-	-	-
Net Monetary Updates	- 16,546	5,695	111	13,242	-	- 1,555	-	- 4,192
Net Exchange Updates	9,736	-	2,909	24,378	-	1,615	23	-
Others Financial Revenues	5,243	7,961	24,565	- 1,987	203	7,908	377	5
Others Financial Expenses	- 85,748	- 10,031	- 7,897	- 19,097	- 48	- 33,451	- 207	- 633
Derivatives	-	-	-	116,856	-	-	-	-

FINANCIAL RESULT	- 335,814	- 53,263	- 103,661	35,493	2,059	- 45,690	- 148,101	- 79,451

EQUITY PARTICIPATION RESULT	35,878	20,548	(45,418)	55,299	1,844	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,003,974	344,889	79,915	621,915	2,587	173,077	(235,550)	(70,380)

Income Tax and Social Contribution and Fiscal Incentives Revenue	- 332,594	- 135,166	- 42,127	- 113,869	- 171	- 25,513	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	671,380	209,723	37,788	508,046	2,416	147,564	(235,550)	(70,380)

Minority Participation	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	671,380	209,723	37,788	508,046	2,416	147,564	(235,550)	(70,380)

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

STATEMENT OF INCOME 03/31/2017	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas D

Operational Revenue	328,241	282,808	296,689	96,355	83,566	538,637

Supply (sell) of electric energy	-	-	-	-	-	-
Supply of electric energy - Generation	-	-	-	-	-	122,493
Short Term electric Energy	-	19,110	-	20,751	-	69,054
Renewed Plants Operation and Maintenence Revenue	-	-	-	-	-	-
Construction Revenue of Plants	-	-	-	-	-	-

Electric Energy Supply - Distribution	425,152	356,565	231,267	140,280	108,073	559,732
Construction Revenue - Distribution	19,998	32,149	22,698	- 2,094	1,506	28,454
CVA and Others Financial Items	31,270	1,979	11,632	- 8,618	11,819	- 68,228
Other Operational Revenues	25,757	20,586	197,326	5,222	2,817	20,538

Deductions to Operational Revenues	- 173,936	- 147,581	- 166,234	- 59,186	- 40,649	- 193,406

Operational Expenses	(350,202)	(329,697)	(324,377)	(122,129)	(116,886)	(683,204)

Personnel, Material and Services	- 65,556	- 65,906	- 82,018	- 23,421	- 33,330	- 155,207
Electric Energy puchased for resale	- 207,311	- 347,807	- 192,996	- 122,588	- 56,982	- 457,860
Charges on Eletric Energy Grid Usage	- 14,121	- 4,413	- 14,652	- 2,221	-	-
Construction	- 19,998	- 32,149	- 22,698	2,094	- 1,506	- 28,454
Fuel used for electric energy production	-	129,982	-	50,016	- 8,894	68,019
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	-
Depreciation and Amortization	- 10,871	- 9,971	- 10,898	- 6,872	- 2,547	- 40,569
Operating Provisions	- 12,281	28,897	16,779	- 3,956	- 12,984	867
Others	- 20,064	- 28,330	- 17,894	- 15,181	- 643	- 70,000

OPERATING RESULT BEFORE FINANCIAL RESULT	(21,961)	(46,889)	(27,688)	(25,774)	(33,320)	(144,567)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	1,291	136	-	192	403	1,287
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-
Debt Charges	- 59,487	- 173,415	- 63,969	- 13,365	- 3,912	- 576,482
Charges - Leasing	-	-	-	-	-	- 80,899
Charges – Shareholders Remuneration	-	-	-	-	-	-
Moratorium Increase on electric energy	13,459	8,845	25,924	3,111	- 18,480	13,757
Net Monetary Update	1,619	111,189	- 17,428	- 15,688	-	- 26,342
Net Exchange Update	38	-	-	-	-	-
Regulatory Asset and Liability Update (Installment A - CVA) - Net	1,132	- 498	1,237	-	- 46	- 9,230
Other financial revenue	- 518	- 6,360	698	644	5,587	123,246
Other financial expense	- 4,696	- 3,554	- 10,552	- 5,816	-	- 8,495

FINANCIAL RESULT	(47,162)	(63,657)	(64,090)	(30,922)	(16,448)	(563,158)

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(69,123)	(110,546)	(91,778)	(56,696)	(49,768)	(707,725)

Income Tax and Social Contribution and Fiscal Incentives Revenue	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(69,123)	(110,546)	(91,778)	(56,696)	(49,768)	(707,725)

NET PROFIT OF THE PERIOD	(69,123)	(110,546)	(91,778)	(56,696)	(49,768)	(707,725)

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

STATEMENT OF INCOME 03/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operational Revenues	1,285,009	864,056	373,164	1,227,375	-	635,324	13,619	65,650

Electric Energy Supply	889,988	46,051	-	726,003	-	721,968	21,860	114,742
Electric Energy Supply - Generation	-	191,718	111,999	261,403	-	-	-	-
Short Term Electric Energy	5,292	10,043	63,120	138,970	-	-	-	-
Renewed Plants Operation and Maintenance Revenue	199,397	307,200	-	3,446	-	-	-	-
Construction Plants Revenue	- 25,473	7,743	-	-	-	-	-	-

Renewed Lines Operation and Maintenance Revenue	272,221	221,839	151,743	109,802	-	-	-	-
Operation and Maintenance Revenue	7,848	14,214	24,572	709	-	-	-	-
Construction Revenue - Transmission	69,479	208,173	20,157	14,100	-	-	-	-
Financial – Return on Investment	46,368	6,100	41,994	83,190	-	-	-	-
Others Operational Revenues	7,603	8,734	6,344	47,721	-	-	1,183	-

Deductions to Operational Revenues	- 187,714	- 157,759	- 46,765	- 157,969	-	- 86,644	- 9,424	- 49,092

Operational Expenses	(957,237)	(909,704)	(267,364)	(682,986)	(1,944)	(446,146)	(190,111)	(136,157)

Personnel, Material and Services	- 423,289	- 286,794	- 121,273	- 360,616	- 975	- 172,402	- 68,737	- 35,226
Energy Purchased for Resale	- 137,269	- 102,939	- 70,457	- 44,818	-	-	- 61,288	-
Charges on eletric grid Usage	- 116,967	- 159,791	- 4,579	- 122,240	-	- 22,341	- 10,359	- 1,201
Construction	- 44,006	- 215,916	- 20,157	- 14,100	-	-	-	-
Fuel used to produce electric energy	- 128,519	- 7,803	-	- 3,717	-	- 96,918	- 12,877	- 52,202
Remuneration and Reimbursement (Royalties – Hydric Resources)	- 33,418	- 2,335	- 3,778	- 57,129	-	-	-	- 807
Depreciation and Amortization	- 68,968	- 25,699	- 37,638	- 107,670	- 6	- 98,523	- 18,105	- 15,837
Operating Provisions	75,786	- 59,861	- 389	65,698	- 713	- 19,345	- 6,156	- 1,445
Others	- 80,587	- 48,566	- 9,093	- 38,394	- 250	- 36,617	- 12,589	- 29,439

OPERATING RESULT BEFORE FINANCIAL RESULT	327,772	(45,648)	105,800	544,389	(1,944)	189,178	(176,492)	(70,507)

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	34,681	24,331	12,148	40,558	2,899	376	818	7,430
Interest, Commission and Rates revenue (loans and financing)	15,746	-	-	-	-	-	-	-
Debt Charges	- 238,519	- 34,665	- 117,727	- 154,222	-	- 19,743	- 100,186	- 56,813
Charges – shareholders remuneration	-	-	- 1,258	-	-	-	- 2,440	-
Moratorium Increase on electric energy	6,639	25,118	-	42,594	-	-	-	-
Net Monetary Updates	- 56,567	2,524	- 5,413	56,459	-	- 24,335	-	- 17,101
Net Exchange Updates	46,272	-	11,641	48,501	-	- 25,226	2,675	-
Others Financial Revenues	44,679	28,466	26,985	7,357	-	960	130	2,698
Others Financial Expenses	- 33,452	- 18,300	- 43,323	- 11,026	- 96	- 58,267	- 4,152	- 2
Derivatives	-	-	-	78,930	-	-	-	-

FINANCIAL RESULT	(180,521)	27,474	(116,947)	109,151	2,803	(126,235)	(103,155)	(63,788)

EQUITY PARTICIPATION RESULT	(20,005)	20,289	(18,128)	59,565	912	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	127,246	2,115	(29,275)	713,105	1,771	62,943	(279,647)	(134,295)

Income Tax and Social Contribution and Fiscal Incentives Revenue	- 26,472	- 9,723	4,773	- 56,764	- 368	- 34,097	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	100,774	(7,608)	(24,502)	656,341	1,403	28,846	(279,647)	(134,295)

Minority Participation	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	100,774	(7,608)	(24,502)	656,341	1,403	28,846	(279,647)	(134,295)

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

STATEMENT OF INCOME 03/31/2016	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas D

Operational Revenue	407,308	407,113	302,813	94,615	65,531	645,557

Supply (sell) of electric energy	-	-	-	-	6,915	-
Supply of electric energy - Generation	-	-	-	-	-	76,112
Short Term electric Energy	-	-	-	-	-	38,287
Renewed Plants Operation and Maintenence Revenue	-	-	-	-	-	-
Construction Revenue of Plants	-	-	-	-	-	-

Electric Energy Supply - Distribution	569,719	444,984	418,369	147,609	72,241	634,473
Construction Revenue - Distribution	33,693	35,879	26,627	13,009	3,120	44,650
CVA and Others Financial Items	- 33,289	108,955	11,364	- 2,185	- 18	- 14,955
Other Operational Revenues	52,874	21,854	40,273	7,375	2,191	55,612

Deductions to Operational Revenues	- 215,689	- 204,559	- 193,820	- 71,193	- 18,918	- 188,622

Operational Expenses	(424,296)	(364,890)	(388,727)	(139,156)	(111,482)	(942,848)

Personnel, Material and Services	- 55,141	- 63,827	- 68,301	- 22,445	- 20,800	- 122,308
Electric Energy puchased for resale	- 268,233	- 208,136	- 211,364	- 70,349	- 47,808	- 399,976
Charges on Eletric Energy Grid Usage	- 19,952	- 3,880	- 30,743	- 1,071	-	- 23,254
Construction	- 33,693	- 35,879	- 26,627	- 13,009	- 3,120	- 44,650
Fuel used for electric energy production	-	-	-	- 7,345	- 21,642	- 88,095
Remuneration and Reimbursement (Royalties)	-	-	-	-	-	-
Depreciation and Amortization	- 9,094	- 10,547	- 9,564	- 4,077	- 2,721	- 25,001
Operating Provisions	- 5,341	- 9,161	- 12,899	- 9,811	- 14,731	- 105,135
Others	- 32,842	- 33,460	- 29,229	- 11,049	- 660	- 134,429

OPERATING RESULT BEFORE FINANCIAL RESULT	(16,988)	42,223	(85,914)	(44,541)	(45,951)	(297,291)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	1,339	1,098	9	96	- 407	1,027
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-
Debt Charges	- 46,557	- 156,672	- 54,449	- 7,643	- 1,515	- 470,132
Charges - Leasing	-	-	-	-	-	- 67,109
Charges – Shareholders Remuneration	-	-	-	-	-	-
Moratorium Increase on electric energy	10,970	12,204	17,395	4,039	- 18,438	16,859
Net Monetary Update	- 3,634	105,122	- 22,672	- 5,613	- 4,073	147,010
Net Exchange Update	164	-	-	-	-	- 1,447
Regulatory Asset and Liability Update (Installment A - CVA) - Net	7,715	- 2,601	4,258	-	48	101
Other financial revenue	724	- 5,329	- 95	3	4,186	11,899
Other financial expense	- 10,362	- 21,058	- 6,081	- 2,600	-	- 23,161

FINANCIAL RESULT	(39,641)	(67,236)	(61,635)	(11,718)	(20,199)	(384,953)

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	(135,173)

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(56,629)	(25,013)	(147,549)	(56,259)	(66,150)	(817,417)

Income Tax and Social Contribution and Fiscal Incentives Revenue	0	0	0	0	0	0

RESULT BEFORE EQUITY PARTICIPATIONS	(56,629)	(25,013)	(147,549)	(56,259)	(66,150)	(817,417)

NET PROFIT OF THE PERIOD	(56,629)	(25,013)	(147,549)	(56,259)	(66,150)	(817,417)

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

CASH FLOW 03/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,003,974	344,889	79,915	621,915	173,077	- 235,550	2,587	- 70,380
Depreciation and Amortization	60,351	25,101	44,973	114,522	99,107	19,428	7	15,673
Net monetary variation	28,482	-	- 111	- 13,243	1,555	-	-	3,743
Net exchange variation	- 9,573	- 5,695	- 2,909	- 24,377	- 1,615	- 23	-	-
Financial Charges	350,212	70,662	108,443	141,468	21,161	136,714	-	74,814
Equity Result	- 35,878	- 20,548	45,418	- 55,299	-	-	- 1,844	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	3,951	- 424	496	23,613	1,480	-	-	-
Provisions for contingencies	2,942	31,774	- 3,873	108,957	10,132	38,355	-	-
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for loss with Investments	- 2,025	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	-	93,525	-	-	220,381	-	-	-
Provision for onerous contracts	- 15,418	27,397	-	-	- 220,381	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	-	-	173	-	20,646	-	-	-
Minority Participation in Result	701	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	2,724	-	-	2,591	-	-
Financial Asset Revenue	- 954,950	- 417,368	- 128,362	- 307,484	-	-	-	-
Derivatives	-	-	-	- 116,856	-	-	-	-
Others	- 9,905	18,931	- 172,232	- 2,860	104,128	1	-	-
(Increase) decrease on operating asset/liability	204,940	- 117,900	- 383,610	- 109,791	- 176,620	38,865	6,717	465

Cash from Operating Activities	627,804	50,344	- 408,955	380,565	253,051	381	7,467	24,315

Payment of financial charges	- 355,348	- 70,394	- 184,471	- 92,908	- 64,509	- 122	-	-
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-
Financial charges receivable	28	-	30	-	-	-	-	-
Remuneration from equity investments received	66,000	4,069	-	13,745	-	-	1,692	-
Annual allowed Revenue Receiving (Financial Asset)	72,181	- 30,367	247,544	123,732	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	- 137,964	- 1,682	- 1,082	- 158,795	- 14,967	-	- 171	-
Complementary pension fund payment	- 13,963	- 59,606	- 1,575	-	-	-	-	-
Payment of lawsuit contingencies	-	- 19,984	-	- 8,245	-	-	-	-
Lawsuit Deposits	- 19,619	538,390	- 7,800	- 8,078	- 3,944	- 469	-	- 26,795

Net Cash from Operating Activities	239,119	410,770	- 356,309	250,016	169,631	- 210	8,987	- 2,480

Financing Activities
Loans and financing obtained	-	193,164	690,000	499,999	-	-	-	-
Loans and financing payable - principal	- 295,356	- 431,280	- 302,747	- 156,903	- 29,927	- 3,877	-	-
Payment to Shareholders	-	-	-	-	-	-	-	-
Payment of refinancing of taxes and contributions - Principal	- 25,690	-	- 4,658	-	-	-	-	-
Global Reversion Reserve Replacement	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	- 13,600	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Net Cash from Financing Activities	- 321,046	- 251,716	382,595	343,096	- 29,927	- 3,877	-	-

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	5,632	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	- 13,480	- 73,965	- 5,510	- 10,659	- 93,640	- 1,544	-	- 16,000
Acquisition of intangible assets	- 1,631	- 1,751	- 870	-	- 951	- 136	- 9	-
Acquisition of concession assets	- 48,567	-	- 14,461	- 15,209	-	-	-	-
Concession for advance of future capital increase	- 3,430	-	2,047	- 254	-	-	-	-
Acquisition/Contribution of capital in equity participation	- 202,055	- 111,546	- 12,701	- 184,218	-	-	-	-
Concession for Future Capital Increase	-	-	-	-	-	-	-	-
Others	335,873	- 9,762	9	99,731	- 57,539	-	-	-

Net Cash from investments activities	72,342	- 197,024	- 31,486	- 110,609	- 152,130	- 1,680	- 9	- 16,000

Increase (decrease) in cash and cash equivalents	- 9,585	- 37,970	- 5,200	482,503	- 12,426	- 5,767	8,978	- 18,480
Cash and cash equivalent – beginning of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
Cash and cash equivalent – end of period	25,635	102,429	31,643	491,495	2,897	50,240	9,477	5,142
	- 9,585	- 37,970	- 5,200	482,503	- 12,426	- 5,767	8,978	- 18,480

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

CASH FLOW 03/31/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	ED Acre	Amazonas Energia

Operating Activities
Profit (loss) before income tax and social contribution	- 69,123	- 110,546	- 91,778	- 49,768	- 56,696	- 707,725

Depreciation and amortization	10,871	9,971	10,898	2,547	6,872	40,569
Net monetary variation	- 5,485	28,454	850	-	- 15,229	-
Net exchange variation	-	-	-	-	-	- 1,633
Financing charges	49,120	33,772	59,955	522	13,824	165,291
Equity Method Result	-	-	-	-	-	-
Provision for uncovered liability	-	-	-	-	-	70,380
Provision for doubtful credit liquidation	3,412	4,090	8,155	5,494	3,667	87,871
Provisions for contingencies	12,782	17,521	14,132	7,490	289	- 30,606
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investments	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	- 4,474	-	- 22,721	-	-	- 15,902
Provision for onerous contracts	-	- 44,201	- 16,345	-	-	- 53,971
Provision for loss with Financial Asset	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Value	11	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	250,240	10,831	-	712	-	283,833
(Increase) decrease on operating asset/liability	- 295,292	32,161	- 83,457	- 25,319	42,642	- 75,513

Cash from Operating Activities	- 47,938	- 17,947	- 120,311	- 58,322	- 4,631	- 237,406

Payment of financial charges	-	- 3,353	- 881	- 522	- 1,203	-
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of lawsuit contingencies	-	-	- 15,510	-	-	-
Lawsuit Deposits	-	- 1,755	-	-	-	- 30,074

Net Cash from Operating Activities	- 47,938	- 23,055	- 136,702	- 58,844	- 5,834	- 267,480

Financing Activities
Loans and financing obtained	101,126	65,777	158,344	42,962	27,124	281,652
Loans and financing payable - principal	- 7,577	- 5,003	- 1,312	- 589	- 2,032	-
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	-
Payment of refinancing of taxes and contributions – Principal	- 2,931	-	-	-	-	-
Others	-	-	-	-	-	-
Net Cash from Financing Activities	90,618	60,774	157,032	42,373	25,092	281,652

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of property, unit and equipment	- 354	- 42	- 85	- 988	- 502	- 1,059
Acquisition of intangible assets	- 1,000	- 13,175	- 887	- 76	- 754	- 1,688
Acquisition of concession assets	- 14,566	- 21,117	- 18,885	- 1,460	2,069	20,166
Concession for advance of future capital increase	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	404	-	-	-	- 1,382	-

Net Cash from investments activities	- 15,516	- 34,334	- 19,857	- 2,524	- 569	17,419

Increase (decrease) in cash and cash equivalents	27,164	3,385	473	- 18,995	18,689	31,591
Cash and cash equivalent – beginning of period	21,804	18,706	5,200	35,598	16,006	71,343
Cash and cash equivalent – end of period	48,968	22,091	5,673	16,606	34,695	102,934
	27,164	3,385	473	- 18,992	18,689	31,591

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

CASH FLOW 03/31/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	13,924,536	6,974,580	1,557,147	3,723,111	- 4,075,676	- 1,073,209	36,389	- 312,392

Depreciation and amortization	280,276	101,753	181,249	461,730	397,637	77,924	26	63,246
Monetary net variation	126,510	-	15,952	- 242,633	7,262	- 2,621	-	31,381
Exchange net variation	- 93,328	- 34,824	- 48,008	- 82,885	50,338	- 107	-	-
Financing charges	1,127,420	200,688	409,561	632,081	94,865	411,684	-	247,829
Equity Method Result	184,704	- 456,751	- 240,485	- 144,074	-	-	- 34,861	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	23,868	110,711	555	336,210	3,225	-	-	-
Provisions for contingencies	122,270	287,179	27,129	- 19,016	8,276	303,451	57	3,906
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for investment loss	-	278,613	-	863,860	-	-	1,186	-
Provision for reduction on recoverable amount of Investment	26,046	2,232,115	246,550	258,644	2,885,939	236,126	-	- 85,809
Provision for onerous contracts	- 350,441	32,895	-	142,490	1,350,241	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	-	-	2,718	-	84,083	-	-	-
Minority Participation in Result	18,239	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	5,418	-	-	10,504	-	-
Financial Asset Revenue	- 14,228,062	- 9,521,652	- 1,773,270	- 3,967,726	-	-	-	-
Derivatives	-	-	-	218,714	-	-	-	-
Others	76,895	181,182	- 678,993	- 792,732	396,860	- 4,683	-	52,209
(Increase) decrease on operating asset/liability	317,724	- 11,573	201,594	54,696	- 443,015	- 34,193	- 2,315	92,697

Cash from Operating Activities	1,556,657	374,916	- 92,883	1,442,470	760,035	- 75,124	482	93,067

Payment of financial charges	- 1,312,298	- 182,383	- 242,223	- 346,909	- 214,290	- 28,136	-	- 96,806
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-
Financial charges receivable	312	-	222	-	-	-	-	-
Remuneration from equity investments received	174,796	85,805	2,894	55,612	-	-	6,548	-
Annual allowed Revenue Receiving (Financial Asset)	271,998	- 320,831	960,752	464,211	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	- 252,424	- 16,720	- 1,160	- 539,616	- 116,621	-	- 880	-
Complementary pension fund payment	- 65,734	- 120,161	- 6,490	-	-	-	-	-
Payment of lawsuit contingencies	-	- 108,324	-	- 98,289	-	-	-	-
Lawsuit Deposits	- 218,738	- 59,256	2,433	43,424	- 5,541	- 5,014	-	- 5,830

Net Cash from Operating Activities	154,569	- 346,954	623,545	1,020,903	423,583	- 108,274	6,149	- 9,569

Financing Activities
Loans and financing obtained	1,746,621	652,974	748,371	757,180	611,000	-	-	180,334
Loans and financing payment - principal	- 843,852	- 340,165	- 953,013	- 701,258	- 160,733	- 74,804	-	- 20
Payment to Shareholders	-	-	- 3,125	-	-	-	- 5,361	-
Global Reversal Reserve Replacement	- 102,464	-	- 18,633	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	-	-	-
Payment of Refinancing of taxes and contribution - principal	-	- 182,564	7	-	-	241,824	-	-
Others	-	-	-	-	-	-	127	-
Net Cash from Financing Activities	800,305	130,245	- 226,393	55,922	450,267	167,020	- 5,234	180,314

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	32,596	-	-	-	-	-	-	-
Acquisition of fixed assets	- 106,531	- 238,168	- 101,223	- 48,233	- 947,389	- 6,754	- 10	- 185,293
Acquisition of intangible assets	- 13,051	- 4,410	- 4,471	- 1,608	- 13,383	- 1,175	-	-
Acquisition of concession assets	- 304,595	-	- 87,964	- 249,661	-	-	-	-
Concession for advance of future capital increase	- 75,081	-	- 284,437	- 80,614	-	-	-	-
Acquisition/Contribution of capital in equity participation	- 1,053,830	- 243,662	- 127,483	- 1,260,622	-	-	- 5,794	-
Concession for advance of future capital increase	-	-	-	-	-	-	-	-
Others	588,739	469,481	211,779	502,272	95,361	-	-	-

Net Cash from investments activities	- 931,753	- 16,759	- 393,799	- 1,138,466	- 865,411	- 7,929	- 5,804	- 185,293

Increase (decrease) in cash and cash equivalents	23,121	- 233,468	3,353	- 61,641	8,439	50,817	- 4,888	- 14,548
Cash and cash equivalent – beginning of period	12,099	373,867	33,490	70,633	6,884	5,190	5,388	38,170
Cash and cash equivalent – end of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
	23,121	- 233,468	3,353	- 61,641	8,439	50,817	- 4,889	- 14,548

DFR - Investor Relations Superintendence Marketletter - Annex I -1Q17 Financial Information of the Subsidiaries

CASH FLOW 03/31/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	- 321,539	- 835,268	- 506,761	- 269,987	- 143,929	- 4,967,816

Depreciation and amortization	37,086	36,557	39,024	10,910	17,307	138,869
Net monetary variation	- 36,152	104,869	3,460	-	98,630	-
Net exchange variation	- 524	-	-	-	-	- 2,985
Financing charges	201,592	111,687	197,764	9,037	37,030	539,873
Equity Result	-	-	-	-	-	189,366
Provision for uncovered liability	-	-	-	-	-	158,037
Provision for doubtful credit liquidation	- 57,245	7,849	- 91,024	89,563	4,612	204,728
Provisions for contingencies	13,295	17,997	73,029	- 4,561	- 2,936	639,348
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investment	-	-	-	-	-	521,590
Provision for reduction on recoverable amount of assets	32,446	11,331	- 116,400	- 57,776	- 54,924	63,610
Provision for onerous contracts	7,809	191,325	65,382	-	-	812,694
Provision for loss with Financial Asset	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	- 273	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Financial charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	976,217	195,644	-	10,774	2,463	2,666,616
(Increase) decrease on operating asset/liability	- 995,869	261,910	- 15,098	130,087	8,127	- 1,106,692

Cash from Operating Activities	- 143,157	103,901	- 350,624	- 81,953	- 33,620	- 142,762

Payment of financial charges	-	- 22,328	- 1,699	-	- 4,764	- 32,924
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	- 2,760	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of contingent liabilities	-	-	- 23,260	-	-	-
Lawsuit Deposits	-	- 38,407	-	-	-	- 117,445

Net Cash from Operating Activities	- 143,157	43,166	- 375,583	- 84,713	- 38,384	- 293,131

Financing Activities
Loans and financing obtained	138,209	167,482	202,010	58,378	60,161	498,287
Loans and financing payment - principal	- 42,224	- 33,402	- 1,754	- 3,114	- 8,504	- 42,734
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Reposition	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	159,155	-	295,402	80,089	-	117,446
Payment of Refinancing of taxes and contributions - Principal	- 11,782	-	-	-	-	-
Others	-	-	-	-	-	1,064
Net Cash from Financing Activities	243,358	134,080	495,658	135,353	51,657	574,063

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of fixed assets	- 2,752	- 3,845	- 4,132	- 5,562	- 311	- 36,017
Acquisition of intangible assets	- 7,129	- 8,944	- 4,183	- 1,929	- 2,200	- 16,593
Acquisition of concession assets	- 92,529	- 171,151	- 115,769	- 11,236	- 69,932	- 225,103
Concession for advance of future capital increase	-	-	-	-	56,675	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	1,212	-	-	-	-	- 127

Net Cash from investments activities	- 101,198	- 183,940	- 124,084	- 18,727	- 15,768	- 277,840

Increase (decrease) in cash and cash equivalents	- 997	- 6,694	- 4,009	31,913	- 2,495	3,092
Cash and cash equivalent – beginning of period	22,801	25,400	9,209	3,686	18,501	68,251
Cash and cash equivalent – end of period	21,804	18,706	5,200	35,598	16,006	71,343
	- 997	- 6,694	- 4,009	31,912	- 2,495	3,092

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Generation and Transmission
ELETRONORTE

Result Analysis

The Company had in the 1Q17 a result 23% lower than the one calculated for the 1Q17, going from a profit of R$ 656 million in 1Q16 to a profit of R$ 508 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase in 1Q16, in comparison with 1Q17, going from R$ 1.227 million in 1Q16 to R$ 1.506 million in 1Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	590,271	726,003	-18.7

The variation was mainly due to: (i) expiration of the product contract 2014/2016, in the amount of 860MW on average, partially offset (ii) by the sale for energy trading companies in the amount of 687 MW on average.

Supply of energy to final consumers	309,091	261,403	18.2

The variation was mainly due to: (i) turnovers from contracts with Albras e South 32 (former BHP Billiton), whose contracts are affected by the exchange rate volatility and the price of aluminum in the world market (LME)

Short Term Market (CCEE)	266,184	138,970	91.5

The variation was mainly due to: (i) the reduction bilateral contracts and surplus of the guaranteed power output, which caused the Company to earn an income with the sale of the spare energy in the short term market that exceeded the amount verified in 2016.

O&M Income - Upgraded Power Plants Law 12.783/2013	3,940	3,446	14.3	The variation was mainly due to: (i) annual adjustment of the RAG - Annual Generation Revenue.
Generation Construction Income	0	0	0.0	Not applicable.
Transmission
LT incomes not renewed	4,102	709	478.6	The variation was mainly due to: (i) The variation presented results from the incorporation of the SPE LVTE that in the 1Q16 was not part of the company's financial asset.
O&M LT renewed by Law 12.783/2013	115,067	109,802	4.8	The variation presented results from the RAP correction.
Revenue from return of investment in transmission	307,484	83,190	269.6

The variation was mainly due to: (i) RBSE compensation of R$ 192 million and (ii) LVTE of R$ 13 million, since the return of the investment of the financial asset started to be calculated as from September 2016.

Transmission Construction Income	18,438	14,100	30.8	No effect in the result due to equal expense, however, it results from (i) the increase of the investments in the Ribeiro Gonçalves Balsas concession contract.
Other incomes	92,032	47,721	92.9

The variation was mainly due to: (i) Communication and Multimedia Revenue (R$ 22 million) that in the 1Q16 was rated in the transmission, (ii) CDE revenue in R$ 10 million, (ii) Service Provision R$ 5 million; (iii) Proinfa R$ 3 million.

Deductions to the Operating Revenue	-200,316	-157,969	30.8	The variation was due to: (i) increase of the revenue that reflects directly in the revenue deduction.
ROL	1,506,293	1,227,375	26.8	The variation was due to the reasons explained above.

Operating Costs and Expenses - R$ Thousand
The operating expenses had an increase of 43% in 1Q17, going from R$ 683 million in 1Q16 to 975 million in 1Q17, mainly due to the reasons below:

PMSO - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-326,389	-292,967	11.4

The variation was mainly due to: (i) inclusion in the Company's payroll, as from September 2016, of the effects in the scope of agreement to close two lawsuits for health hazard and continuous shift; (ii) reflection of the Collective Bargaining Labor Agreement that established an adjustment of 9.28%, affecting the 1Q17 and not the 1Q16.

Material	-5,216	-7,550	-30.9	The variation was mainly due to: (i) material costs reduction policy, pursuant to PDNG 2017-2021
Services	-52,513	-60,099	-12.6	The variation was mainly due to: (i) cost reduction policy for outsourced services that culminated with the dismissal of outsourced employees, pursuant to PDNG 2017-2021
Others	-76,187	-38,394	98.4

The variation was mainly due to: (i) leases of the Santarém and Araguaia Thermoelectric Plants in the amount of R$ 28 million; (ii) Insurances of R$ 15 million concerning the Pará Water Fee; which did not occur in 2016.

Donations and contributions	-662	-5,071	-86.9
Other operating expenses	-75,525	-33,323	126.6
TOTAL PMSO	-460,305	-399,010	15	The variation was due to the reasons explained above.

Operating Costs	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-62,850	-44,818	40.2	The variation was mainly due to the purchase of energy in the southeastern market, which did not occur in the 1Q16.
Fuel	0	-3,717	-100.0

The variation was mainly due to: (i) entry of the isolated system in the SIN of Santana Thermoelectric Plant, located in Amapá, whereas in the 1Q16 there was fuel purchase so as not to impair de Company's operation and in the 1Q17 there was no longer the need to purchase fuel with the system's stability.

(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-137,544	-122,240	12.5	The variation was mainly due to: (i) increase of the income.
Construction Expense	-18,438	-14,100	30.8	No effect in the result due to equal revenue, however, it results from (i) the increase of the investments in the Ribeiro Gonçalves Balsas concession contract.
Remuneration and Reimbursement Expenses	-48,941	-57,129	-14.3	The variation was mainly due to the reduction of the TAR, calculation basis of the CFURH that was reduced from R$ 93.35 to R$ 72.20 Reais.
Depreciation and Amortization	-114,522	-107,670	6.4	The variation was mainly due to: (i) capitalization of new tangible assets, with emphasis on equipment and buildings

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Operating Provisions	-132,570	65,698	301.8

The variation was mainly due to: (i) provision addition of R$ 85 million of the Pará fee, which is under judicial dispute, whose provision only started in the 4Q16 and, therefore, did not occur in the 1Q16; (ii) provision for contingencies in the amount of R$ 18 million, regarding Labor Disputes. In the 1Q16 there was a reversal of provision for contingencies in the amount of R$ 131 million, with emphasis on Environmental Disputes (R$ 75 million), Labor Disputes (R$ 33 million), Civil Disputes (R$ 20 million)

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	16,260	40,558	-59.9

The variation was mainly due to: (i) reduction of the balances for financial investment for the compliance of obligations towards suppliers and transfers of capital in the Special Purpose Companies (SPEs) BMTE, SINOP and Norte Energia.

Debt Charges	-141,468	-154,222	-8.3

The variation was mainly due to: (i) 30% of the debt is linked to the CDI, which had a reduction of the 1Q16 from 14.10% to 12.5% in the 1Q17 and termination of the Contract 2710/08 with the Holding in April 2016.

Interest paid in arrears for energy	27,309	42,594	-35.9	The variation was mainly due to: (i) reduction in the imposition of interest and arrears interest on the sale of energy, due to payments.
Net Exchange Variation	24,378	48,501	-49.7

The variation was mainly due to: (i) lower value of the Dollar applied to the transfer of financing agreements signed with Eletrobras, linked to Dollar and YEN (regarding the north-south interconnection)

Net Monetary Correction	13,242	56,459	-76.5	The variation was mainly due to the termination of Contract 2710/08 with the Holding in April 2016.
Other Revenues/Financial Expenses	-21,084	-3,669	474.7	The variation was mainly due to the payment of loans and fines.
Gains / Losses with Derivatives	116,856	78,930	48.1

The variation was due to the premium associated to the LME price, it is possible to assign the fair value of such contracts. In March 2017, the LME value was listed at US$ 1.911/ton, which represented a positive variation of 10.95% regarding the value verified in December 2016, when the price of the commodity was listed at US$ 1.722/ton. And in the same period there was an increase of 2.78% of the Real (R$) exchange rate in relation to the Dollar (U$), going from R$ 3.26, in December 2016, to R$ 3.17 in March 2017. Such positive variation in the aluminum price contributed to the increase in the estimation of the fair value for the derivatives in the period, offsetting the increase of the Real exchange rate in relation to the Dollar.

Equity Interests - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Equity Interests	55,299	59,565	-7.2	The variation was mainly due to: (i) equivalence in the SPEs Integração Transmissora (R$ 19 million), Manaus Transmissora (R$ 11 million) and Norte Brazil Transmissora (22 million)

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Current IR and CSLL	-68,392	-23,855	186.7	The variation was mainly due to: (i) RBSE recognition.
Deferred IR and CSLL	-94,201	-104,526	-9.9
Revenue from Tax Incentives	48,724	71,617	-32.0

The variation was due to the methodology that in the 1Q16 the value calculated as an estimate due to the change of the new Aneel chart of accounts that took place on 01/01/2016 and in the 1Q17 it was calculated based on the value the Real.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

CHESF
Result Analysis

The Company had in the 1Q17 a result 2.859% superior than the one recorded in the 1Q16, going from a loss of R$ 7.6 million in the 1Q16 to a profit of R$ 210 million in the 1Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 43.5% going from R$ 864 million in the 1Q16 to R$ 1.240 million in the 1Q17, mainly due to the reasons described below:

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	29,441	44,095	-33.2	The variation was mainly due to: (i) effects of the resale of energy bought for distribution and trading companies, whereas, in 1Q16, the energy sold was about 66% superior than in 1Q17.
Supply of energy to final consumers	205,747	191,718	7.3

The variation was mainly due to: (i) effect of the resale of energy bought for major industrial consumers that do not receive energy from the Sobradinho HEP, whereas, in 1Q17 the energy sold was about 12% superior than in 1Q17.

Short Term Market (CCEE)	49,538	10,043	393.3	The variation was mainly due to: (i) negative liquidations in 1Q16 in the scope of the CCEE exceeding the positive outcomes.
O&M Income - Upgraded Power Plants Law 12.783/2013	346,510	309,156	12.1

The variation was mainly due to: (i) annual Generation Annual Revenue (RAG) adjustment; (ii) investments made in the upgraded power generation facilities, partially offset by: (iii) change of the CFURH fee in 2017, which is part of the fees income of the upgraded power plants and (iv) the failure to accomplish the estimated income resulting from the difference between the rate of return used in the estimation and the rate effectively used.

Generation Construction Income	5,023	7,743	-35.1	No effect in the result due to equal value in the construction expenditure, however, the variation was due to the investments made in power plants whose concessions were renewed.
Transmission
LT Incomes Renewed by Law 12.783/2013	249,179	221,839	12.3	The variation was mainly due to: (i) update of the Allowed Annual Revenue (RAP), in the 2nd semester of 2016 and (ii) strengthening of lines in the transmission system
Not renewed O&M LT	21,273	14,214	49.7

The variation was mainly due to: (i) annual RAP adjustment, and (ii) strengthening of lines in the transmission system and (iii) the income registered in SPE Extremoz Transmissoras do Nordeste - ETN S.A.

Transmission Construction Income	92,859	208,173	-55.4	No effect in the result due to equal value in the construction expenditure, however, the variation was due to the reduction of construction works due to the Company's cash position.
Revenue from return of investment in transmission	402,565	6,100	6,499.4	The variation was mainly due to compensation of RBSE's financial asset pursuant to MME Directive 120 of 2016.
Other Incomes	13,720	8,734	57.1	The variation was mainly due to: (i) increase of the income with leases and rentals and in the income with services provided.
Deductions to the Operating Revenue	-175,938	-157,759	11.5	The variation was mainly due to: (i) increase of sector taxes and charges due to increase of the income.
ROL	1,239,917	864,056	43.5	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses presented a decrease of 5.2% compared tothe 1Q162016, going from R$ 910 million in 1Q16 to 862 million in 1Q17, mainly due to the reasons below:

Personnel, Material, Services, Others (PMSO) - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-264,665	-231,755	14.2

The variation was mainly due to: (i) effects in 1Q17 resulting from the Collective Bargaining Labor Agreement (ACT) of about 9%, (ii) the reallocation of personnel costs from investment to expense, since, it can be observed that, with the decrease in investment, the costs related to personnel become expenses, which are not allocated for investment.

Material	-5,876	-5,510	6.6	The variation is mainly due to the annual adjustment of contracts with suppliers, partially offset by the effort made by the administration to reduce costs as per PDNG 2017-2021.
Services	-49,729	-49,529	0.4	The variation was mainly due to the effort made by the administration to reduce the costs as per PDNG 2017-2021.
Others	-19,297	-48,566	-60.3

The variation was mainly due to: (i) recovery of credit losses with consumers in 1Q17, (ii) reduction of Aneel's inspection fee; partially offset by the (iii) increase in the recognition of expenses with post-retirement benefits, reflection of the actuarial valuation report conducted at the end of 2016.

Donations and contributions	-5,168	-4,374	18.2
Other operating expenses	-14,129	-44,192	-68.0
TOTAL PMSO	-339,567	-335,360	1	The variation was due to the reasons explained above.

Operating Costs	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-68,128	-102,939	-33.8	The variation was mainly due to: (i) in the 1Q16 position of Chesf was of debtor due to GSF and, in the 1Q17, its position is of creditor.
Fuel	0	-7,803	-100.0	The variation was mainly due to: (i) operation stoppage of the Camaçari Thermoelectric Plant
Charges for the Use of the Electricity Grid	-178,077	-159,791	11.4	The variation was mainly due to: (i) increase in the Amount of Use of Transmission System (MUST) as from the 2nd semester of 2016, affecting 1Q17.
Construction Expense	-97,882	-215,916	-54.7	No effect in the result due to equal value in the construction income.
Remuneration and Reimbursement Expenses (Use of water resources)	-1,285	-2,335	-45.0	The variation was mainly due to: (i) reduction in energy generation of the Sobradinho plant in the compared periods.
Depreciation and Amortization	-25,101	-25,699	-2.3	The variation was mainly due to: (i) depreciation of assets.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Provisions	1Q17	1Q16	Variation (%)	Analysis
Operating Provisions	-152,273	-59,861	154.4

The variation was mainly due to: (i) constitution of impairment of about R$ 94 million with emphasis in the provision of Contract 061 in R$ 130 million, partially offset by: (iii) lower provision for contingency, from R$ 74 million in the 1Q16 to R$ 32 million in the 1Q17.

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	9,952	24,331	-59.1	The variation was mainly due to: (i) reduction of the financial investments for the compliance of Company's obligations.
Debt Charges	-70,662	-34,665	103.8

The variation was mainly due to: (i) new loans contracted after the 1Q16 in the amount of R$ 1.2 billion, with Eletrobras, Caixa Econômica Federal and BNDES, intended for corporate investments in energy Generation and Transmission and in SPEs

Interest paid in arrears for energy sold	3,822	25,118	-84.8

The variation was mainly due to: (i) recalculation of the adjusted balance of the debt with Rio Doce Manganês, and adjustment of the certificate of indebtedness of Santana Textil before the Court of Justice/PE.

Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	5,695	2,524	125.6	The variation was mainly due to: (i) correction of judicial deposits conducted during the period.
Other Revenues/Financial Expenses	-2,070	10,166	-120.4

The variation was mainly due to: (i) correction of the balance of amounts to be returned concerning the New Facilities of the Basic Network (RBNI) (1st indemnity tranche of Law 12.783/13), with the amount provided to match the potential return, in the amount of R$ 166.2 million, on 03/31/2017.

Equity Interests (Equity) - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Equity Interests (Equity)	20,548	20,289	1.3	No relevant variation, arising from the equity result of 37SPEs

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Income Tax and CCSL
Current IR and CSLL	-8,238	-9,530	-13.6

The variation was mainly due to: (i) income increase resulting from the recognition and compensation of the Existing System Basic Network (RBSE) financial asset pursuant to MME Directive 120, to be paid in a deferred manner according to the receipt.

Deferred IR and CSLL	-133,166	-193	68,897.9
Tax incentives	6,238	0	100.0	The variation was due to the Company having taxes to pay in the 1Q17, which did not occur in 2016.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

FURNAS

Result Analysis

The Company had in 1Q17 a result 567% superior than the one recorded in the 1Q16, going from a profit of R$ 101 million in the 1Q16 to a profit of R$ 672 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 92% in 1Q17, in comparison with 1Q16, going from R$ 1.274 in 1Q16 to R$ 2,443 million in 1Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	1,039,782	889,988	16.8	The variation was mainly due to: (i) elevation of the market price.
Supply of energy to final consumers	47,843	-	100.0

The variation was mainly due to: (i) execution of new energy contracts with final consumers as from November 2016, due to the participation of Furnas in auctions for the provision of energy parcels linked to the physical guarantee of the Itumbiara Plant, as provided for in Law 13182/1515.

Short Term Market (CCEE)	27,194	5,292	413.9	The variation was mainly due to: (i) variation of the PLD and market price.
O&M Income - Upgraded Power Plants Law 12.783/2013	213,453	199,397	7.0	The variation was mainly due to: (i) update provided in the shares contracts of the upgraded power plants.
Generation Construction Income	1,333	- 25,473	-105.2

No effect in the result, due to the equal construction expense, however, the variation was mainly due to: (i) variation of AFG HEPs: Marimbondo (R$ 2,792), Corumbá (R$ 28,500), Funil (R$ 85), Furnas (R$ 3,917), LCB (R$ 1,113) and Porto Colômbia (R$ 1,621).

Transmission
LT incomes not renewed	9,568	7,848	21.9	The variation was mainly due to: (i) annual adjustment of the RAPs of the transmission contracts that have not been renewed yet.
O&M LT renewed by Law 12.783/2013	318,209	272,221	16.9	The variation was mainly due to: (i) Annual Allowed Reveneu adjustment in the contract CT 062.2001.
Revenue from return of investment in transmission	954,950	46,368	1,959.5	The variation was mainly due to compensation of RBSE's financial asset pursuant to MME Directive 120 of 2016.
Transmission Construction Income	48,343	58,380	-17.2

No effect in the result, due to the equal construction expense, however, the variation was mainly due to: (i) The oscillation of investments made in contracts of Furnas in R$ 2,287 (CT 062 and others) and the SPE Transenergia Goiás in R$ 7,750.

Other incomes	7,164	7,603	-5.8	The variation was mainly due to: (i) reduction of Services Provision Incomes.
Deductions to the Operating Revenue	- 224,377	- 187,714	19.5	The variation was mainly due to: (i) tax increase due to the income increase.
ROL	2,443,462	1,273,910	92

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Costs and Expenses
The operating expenses has an increase of 20.4% in 1Q17, going from R$ 946 million in 1Q16 to 1.140 million in 1Q17, mainly due to the reasons below:

PMSO - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-306,529	-285,206	7.5	The variation was mainly due to: (i) effects in the 1Q17 resulting from the Collective Bargaining Labor Agreement (ACT) of about 9%
Material	-7,545	-6,822	10.6

The variation was mainly due to: (i) variation of the costs with various materials in R$ 379, Fuel and Lubricants in R$ 237 referring to Furnas, increased by the variation of the SPEs consolidated in R$ 11.

Services	-150,248	-131,261	14.5

The variation was mainly due to: (i) adjustment of contracts such as outsourced labor, safety and surveillance; (ii) increase of hospital and dental medical care costs, partially offset by the reduction in the following services: (i) Institutional Advertising, social, cultural and sports events, benefits and official publications referring to Furnas.

Others	-84,373	-80,587	4.7	The variation was mainly due to: (i) adjustments of insurance contracts; (ii) hospital medical care reimbursement; (iii) increase of legal costs; (iv) reduction in the recovery of expenses.
Donations and contributions	-1,949	-7,176	-72.8
Other operating expenses	-82,424	-73,411	12.3
TOTAL PMSO	-548,695	-503,876	9	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-189,004	-137,269	37.7	The variation was mainly due to: (i) adhesion of two new energy purchase contracts with the SPE Teles Pires.
Fuel	-135,968	-128,519	5.8	The variation was mainly due to: (i) increase of power generation of the Thermoelectric Plants.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-129,481	-116,967	10.7	The variation was mainly due to: (i) update provided by the transmission contracts.
Construction Expense	-49,676	-32,907	51.0	No effect in the result due to equal value in the construction income.
Remuneration and Reimbursement Expenses (Use of water resources)	-36,927	-33,418	10.5	The variation was mainly due to: (i) the balance of the CFURH, which is based on the volume of electric power generation.
Depreciation and Amortization	-60,351	-68,968	-12.5	The variation was mainly due to: (i) the reduction of the depreciation of the fixed asset in service.

Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	10,550	75,786	-86.1

The variation was mainly due to: (i) lower provision of onerous contract, a provision of R$ 67 million was made in the 1Q16 and one of R$ 15.4 million in the 1Q17, with emphasis on the provisions in the Marimbondo HEP of R$ 6 million, Estreito HEP of R$ 6.6 million and Funil HEP of R$ 2.4 million.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	13,564	34,681	-60.9	The variation was mainly due to: (i) decrease in the balance of financial investments in the period.
Debt Charges	-283,158	-238,519	18.7	The variation was mainly due to: (i) increase of the level of indebtedness.
Interest paid in arrears for energy	21,095	6,639	217.7	The variation was mainly due to: (i) rerating of the financing and loans Revenue account balance in the amount of R$ 15,746 for interest paid in arrears in the 1Q17.
Net Exchange Variation	9,736	84,922	-88.5	The variation was mainly due to: (i) currency devaluation on long term Loans and financing obtained in foreign currency with the IDB (dollar) and Eximbank (Yen), in the amount of R$ 38,225.
Net Monetary Correction	-16,546	-56,567	-70.7

The variation was mainly due to: (i) reduction in the expenses with monetary variation of the main long term debt, in the amount of R$ 60,169 due to the fluctuation of the interest rates (SELIC, IPCA, TJLP) and in the revenue of monetary variation of loans and financing granted in the amount of (R$ 11,559).

Other Revenues/Financial Expenses	-80,505	11,227	-817.1	The variation was mainly due to: (i) reduction of the Interests revenue in (R$ 27,045) and reduction of Other Revenues - Contractual Fines in (R$ 11,557).
Gains / Losses with Derivatives	0	0		Not applicable

Equity Interests	1Q17	1Q16	Variation (%)	Analysis
	35,878	-20,005	-279.3

The variation was mainly due to: (i) increase of the result of equity pick-up of the SPES Triângulo Mineiro (R$ 33 million), Vale do São Bartolomeu (R$ 20 million), Serra do Facão (R$ 12 million), Mata Santa Genebra (R$ 8 million), IE Madeira (R$ 6 million), offset by the reduction of the result of Madeira Energia.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Current IR and CSLL	-18,973	-27,918	-32.0

The variation was mainly due to: (i) income increase resulting from the recognition and compensation of the Existing System Basic Network (RBSE) financial asset pursuant to MME Directive 120, to be paid in a deferred manner according to the receipt.

Deferred IR and CSLL	-313,621	1,446	-21,788.9
Revenue from Tax Incentives	0	0	0.0	Not applicable.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

ELETROSUL

Result Analysis

The Company had in the 1Q17 a result 238% superior than the one recorded in the 1Q16, going from a loss of R$ 27 million in 1Q16 to a profit of R$ 37 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The Company had in the 1Q17 a net operating revenue 27% superior than the one recorded in the 1Q16, going from a R$ 373 million in 1Q16 to R$ 473 million in 1Q17, mainly due to the reasons described below.

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	131,354	116,588	12.7

The variation was mainly due to: (i) contracts adjustments by the IPCA; and (ii) criteria for the calculation of the generation revenue in the enterprises Hermenegildo I, II, III and Chuí IX, which were adjusted in the following periods; (iii) periods used for the consolidation, since in the 1Q16 2 months of results from controlled companies were used, and, in the 1Q17, 3 months were used.

Supply of energy to final consumers	0	0	0.0	Not applicable.
Shot Term Market (CCEE)	53,385	58,531	-8.8

The variation was mainly due to: (i) variation of the Difference Settlement Price - PLD and the prices practiced in the Free Contracting Environment - ACL; (ii) adjustments in provisions due to value reprocessing by CCEE.

Generation Construction Income	0	0	0.0	Not applicable.
Transmission
RAPs LT not renewed	28,837	24,572	17.4	The variation was mainly due to: (i) RAPs adjustments; (ii) adjustments related to variable parcels.
O&M LT renewed by Law 12.783/2013	153,321	151,743	1.0	The variation was mainly due to: (i) RAPs adjustments; (ii) positive Adjustment Portion - PA for the cycle of 2015/2016, whereas in the cycle of 2016/2017 the PA was negative.
Revenue from return of investment in transmission	128,362	41,994	205.7

The variation was mainly due to: (i) remuneration of the financial asset of RBSE, pursuant to Directive no. 120, of April 20th, 2016, of the Ministry of Mines and Energy, as well as the inflation rate of the period.

Transmission Construction Income	14,460	20,157	-28.3

No effect for the result, due to consideration of the construction expense, in equal value. The variation was mainly due to: (i) the failure to account, in 2017, for the construction revenue linked to the Concession Agreement 001/2015 regarding the deployment of the enterprise of Lot A - ANEEL Auction 004/2014, being the Company in negotiation phase for partner in the execution of the contract.

Other Incomes	11,208	6,344	76.7

The variation was mainly due to: (i) increase in the provision of services to third parties, with emphasis on the services of operation and maintenance of transmission lines related to binational enterprise (Brazil-Uruguay Interconnection).

Deductions to the Operating Revenue	-47,672	-46,765	1.9	The variation was mainly due to revenue increase.
ROL	473,255	373,164	27	The variation was mainly due to the reasons explained above.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Costs and Expenses
The operating expenses has a decrease of 9.2% in 1Q17, going from R$ 269 million in 1Q16 to R$ 244 million in 1Q17, mainly due to the reasons below:

PMSO - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-93,449	-93,631	-0.2

The variation was mainly due to: (i) reduction, in 2017, of overtime, as a measure to reduce costs provided for by PDNG 2017-2021; (ii) accounting adjustments, in 2016, of the personnel expenses related to the provision of services to third parties. The factor offset the effects of the Collective Bargaining Labor Agreement of about 9%, which is only affecting 1Q17.

Material	-1,674	-2,618	-36.1

The variation was mainly due to: (i) decrease, in 2017, of the material expenses related to the operation and maintenance of the electric system, as a measure to reduce costs provided for in PDNG 2017-2021.

Services	-22,887	-25,024	-8.5

The variation was mainly due to: (i) the decrease, in 2017, of expenses not directly related to the operation and maintenance of the electric system, like expenses with institutional advertising, as a measure to reduce costs provided for in PDNG 2017-2021.

Others	-11,960	-10,654	12.3

The variation was mainly due to: (i) the variation in the prices of insurance, inspection fee and other expenses; and (ii) inferior expenses recovery in the 1Q17 due to the accounting record, in the 1Q16, of adjustments made in fixed assets and operating provisions.

Donations and contributions	0	0	0.0
Other operating expenses	-11,960	-10,654	12.3
TOTAL PMSO	-129,970	-131,927	-1	The variation was mainly due to the reasons explained above.

Operating Costs - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-48,826	-70,457	-30.7

The variation was mainly due to: (i) CCEE reprocessing adjustments made in the 1Q16, mainly due to the redefinition of the hydrological risk; (ii) reduction in the 1Q17 of the purchased amount inherent to the PPA (Power Purchase Agreement), signed with SPE ESBR (Jirau HEP), due to the seasonality of the purchase allowed by the contract; and (iii) adjustments of provisioning of energy liquidation in the CCEE made in the 1Q17.

Fuel	0	0	0.0	Not applicable
Charges for the Use of the Electricity Grid	-6,821	-4,579	49.0	The variation was mainly due to: (i) adjustment of the TUST and TUSD; (ii) the entry into operation of new wind power generation enterprises.
Construction Expense	-14,460	-20,157	-28.3	No effect in the result due to equal value in the construction income.
Remuneration and Reimbursement Expenses (Use of water resources)	-2,588	-3,778	-31.5	The variation was mainly due to: (i) decrease, in the 1Q17, of the annual reference fee - TAR-ANEEL.
Depreciation and Amortization	-44,973	-37,638	19.5	The variation was mainly due to: (i) entry into operation of the wind power generation enterprises of Hermenegildo I, II, III and Chuí IX.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Provisions	1Q17	1Q16	Variation (%)	Analysis
	3,377	-389	-968.1	The variation was mainly due to: (i) reversal of labor judicial provisions; (ii) reversal of civil judicial.

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	12,777	12,148	5.2	The variation was mainly due to: (i) greater balance available for financial investment.
Debt Charges	-133,402	-120,372	10.8	The variation was mainly due to: (i) charges generated by the raising of R$ 690 million, in January/2017, via Credit Rights Investment Funds - FIDC, with costs equivalent to the CDI rate + 2% p.a.
Interest Paid in Arrears	0	0	0.0	Not applicable.
Net Exchange Variation	2,909	11,641	-75.0

The variation was mainly due to: (i) inferior variation in 2017 of the Euro exchange rate applied to contracts of transfer of funds signed with Eletrobras, arising from contracts with KFW, whose funds were used for the construction of PCHs.

Net Monetary Correction	111	-6,326	-101.8

The variation was mainly due to: (i) inflation rates in the 1Q16, high in comparison to the 1Q17, and the reversal of civil litigation and, ergo, its monetary variation, related to provisioning made by Cruzeiro do Sul Energy Consortium (Governador Jayme Canet Júnior HEP), in which Eletrosul has a 49% equity share, and (ii) Reversal of civil litigation and, consequently, monetary variation.

Other Revenues/Financial Expenses	24,565	25,286	-2.9

The variation was mainly due to: (i) reduction of the revenue resulting from the financial correction of credits with Eletronorte, result of the negotiation of the SPEs Norte Brasil and Construtora Integração, and the concession 10/2009, partially offset by the reduction of financial expenses resulting from the accounting, in 2016, of discounts granted to Eletronorte, due to the advance of a portion of the negotiation of the Norte Brasil and Construtora Integração enterprises and the concession contract 10/2009; and (ii) registry in 2016 of Tax on Financial Operations on loans contracted by the wind power generation SPEs.

Equity Interests (Equity) - R$ Thousand	1Q17	2016	Variation (%)	Analysis
	-45,418	-18,128	-150.5	The variation was mainly due to: (i) addition of the losses of the ESBR Participações, Transmissora Sul Litorânea and Teles Pires Participações enterprises.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

ELETRONUCLEAR

Result Analysis

The Company had in 1Q17 a result 412% superior than the one recorded for 1Q16, going from a profit of R$ 29 million in 1Q16 to a profit of R$ 148 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The Company had in 1Q17 a net operating revenue 10% superior than the recorded in the 1Q16, going from R$ 635 million in 1Q17 to R$697 million in 1Q16, mainly due to the reasons described below.

Gross Revenue - R$ thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply	792,117	721,968	9.7

The variation was mainly due to: (i) update of the revenue contracted pursuant to Aneel Ratification Resolution 2.193/16 that established the fixed revenue for the year of 2017, regarding power generation supply of Angra I and Angra II, and (ii) positive credit balance of the annula forecast of the variable portion ofthe revenue that represents the surplus or shortage of the power supplied with regard to the guaranteed power of Angra I and II plants as assessed annually.

Deductions to the Operating Revenue	-94,822	-86,644	9.4	The variation was mainly due to: (i) increase of sector taxes and charges due to increase of the revenue.
ROL	697,295	635,324	9.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses has an increase of 7.3% in 1Q17, going from R$ 446 million in 1Q16 to R$ 479 million in 1Q17, mainly due to the reasons below:

PMSO - R$ thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-144,623	-124,202	16.4

The variation was mainly due to: (i) effects in the 1Q17 resulting from the Collective Bargaining Labor Agreement (ACT) of about 9%, (ii) expenses with healthcare plan, whose administration was transferred, in 2016, to Real Grandeza, concentrating the first invoices with processing in April 2016, and, therefore, did not affect the 1Q16 (iii) overtime related to the plants stoppage completed on 12/14/2016 and paid in January 2017, with no counterpart in 2016.

Material	-7,640	-3,142	143.2	The variation was mainly due to the variations resulting from the need for maintenance material, which varies every year depending on the material needed and the material available in store
Services	-56,590	-45,058	25.6	The variation was mainly due to the services of contractors provided in the plant stoppage completed on 12/14/2016 and accounted for in the 1Q17.
Others	-23,672	-36,617	-35.4

The variation was mainly due to: (i) the taxes in the 1Q16 totaled R$ 20 million with the accounting of the retroactive Municipal Property Tax (IPTU), related to agreement with PMAR, which did not occur in 2017.

Donations and contributions	0	0	0.0
Other operating expenses	-23,672	-36,617	-35.4
TOTAL PMSO	-232,525	-209,019	11.2	The variation was due to the reasons explained above.

Operating Costs - R$ thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0	Not applicable
Fuel	-101,477	-96,918	4.7	The variation was mainly due to the variation in fuel price.
Charges for the Use of the Electricity Grid	-24,874	-22,341	11.3	The variation was mainly due to: (i) adjustment of the value charged for the use of the grid due to greater amount of power generated, whose value is determined by Aneel.
Construction Expense	0	0	0.0	Not applicable
Depreciation and Amortization	-99,107	-98,523	0.6	The variation was not relevant in the period.

Operating Provisions	1Q17	1Q16	Variation (%)	Analysis
	-20,545	-19,345	6.2	The variation was mainly due to: (i) contingency update, going from R$ 8.8 million in the 1Q16 to R$ 10 million in the 1Q17.

Financial Result - R$ thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	954	376	153.7	The variation was mainly due to: (i) the increase of financial investments due to the temporary availability of funds from the cash flow in 2017, which exceeded the amount available in 2016.
Debt Charges	-21,161	-19,743	7.2	The variation was mainly due to: (i) increase of the debt from INB financing
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	1,615	-25,226	-106.4	The variation was mainly due to: (i) variation of the exchange rate in the period, applied to the contracts with suppliers (Areva).
Net Monetary Correction	-1,555	-24,335	-93.6

The variation was mainly due to: (i) In 2016 there was a record of monetary variation on the Municipal Property Tax, for the fiscal years of 2011 through 2015, related to the additional areas of the lot added to the real estate register; and monetary variation on the loan.

Other Revenues/Financial Expenses	-25,543	-57,307	-55.4	The variation was mainly due to: (i) variation of the value of the dollar in the period that affected the output of the decommissioning fund of Banco do Brasil, which has the dollar as the indexer.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

CGTEE

Result Analysis

The Company had in 1Q17 a result 15.8% superior than the one recorded in the 1Q16, going from a loss of R$ 280 million in 2015 to a profit of R$ 236 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The net operating revenue presented in the 1Q17 na increase of 674% compared to the 1Q16, from R$ 14 million in 1Q16 to a profit of R$105 million in 1Q17, mainly due to the reasons described below.

Gross Revenue - R$ thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply	115,392	21,860	427.9

The variation was mainly due to: (i) the revenue of the 1st auction, which, in 1Q16, considerably affected by the reimbursements to client distributing companies resulting from the shortage in power generation.

Other Incomes	482	1,183	-59	The variation was mainly due to: (i) reduction due to the interruption of Phase B operation in February 2017 and, (ii) stoppage of Phase C maintenance in the 1Q17.
Deductions to the Operating Revenue	-10,471	-9,424	11	The variation was mainly due to: (i) tax increase due to the income increase.
ROL	105,403	13,619	674	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses has an increase of 1.4% in the 1Q17, going from R$190 million in 1Q16 to R$ 193 million in 1Q17, mainly due to the reasons below:

PMSO - R$ thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-26,976	-26,169	3.1

The variation was mainly due to: (i) effects in the 1Q17 resulting from the Collective Bargaining Labor Agreement (ACT) of about 9%, partially offset by cost cutting measures, dismissing personnel in commissioned positions.

Material	-13,054	-22,934	-43.1	The variation was mainly due to the renegotiation of the lime contract and reduced consumption due to the stoppage of thermoelectric plant Candiota III - Phase C.
Services	-17,497	-19,634	-10.9	The variation was mainly due to (i) the deactivation of the thermoelectric plant Presidente Médici - Phase B, which resulted in reduced maintenance costs.
Others	-3,904	-12,589	-69.0	The variation was mainly due to: (i) bearing in mind that the 1Q16 was affected by labor indemnities of outsourced employees, which did not occur in the 1Q17.
Donations and contributions	0	0	0
Other operating expenses	-3,904	-12,589	-69
TOTAL PMSO	-61,431	-81,326	-24.5

Operating Costs - R$ thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-53,020	-61,288	-13.5	The variation was mainly due to: (i) in the 1Q16, provisions for reimbursements to client distributing companies were accounted for, generating an increased cost in the 1Q16.
Fuel	-32,033	-44,183	-27

The variation was mainly due to: (i) reduction of the amounts of coal purchased to be used in the Thermoelectric Plant Candiota III (Phase C) and (ii) cancellation of the purchase of coal for the Thermoelectric Plant Presidente Médici (Phases A and B) as from 2017.

(-) Recovery of CCC Expenses	22,572	31,306
Charges for the Use of the Electricity Grid	-11,931	-10,359	15	The variation was mainly due to: (i) the reflection of the adjustment of fees
Construction Expense	0	0	0	Not applicable
Depreciation and Amortization	-18,654	-18,105	3	No relevant variation in the period.
Operating Provisions - R$ thousand	1Q17	1Q16	Variation (%)	Analysis
	-38,355	-6,156	523.1

The variation was mainly due to: (i) increase of contingencies from R$ 6 million in the 1Q16 to R$ 38 million in the 1Q17, with emphasis on the provision of IBAMA's notice of infraction in the amount of R$ 40 million.

Financial Result - R$ thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	1,978	818	141.8	The variation was mainly due to: (i) increase of cash availability, which allowed for an increased financial investment.
Debt Charges	-147,681	-100,186	47.4	The variation was mainly due to: (i) growing balance of the loans with the holding
Charges on the Remuneration to Shareholders	-2,591	-2,440	6.2	No relevant variation in the period.
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	23	54	-57.4	Values are not relevant.
Net Monetary Correction	0	2,621	-100.0	The variation was mainly due to: (i) variation of the update affecting delayed taxes and suppliers.
Other Revenues/Financial Expenses	170	-4,022	100	The variation was mainly due to: (i) reduction in the delay of the payment to suppliers, which resulted in the reduction of payable charges.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

AMAZONAS GT

Result Analysis

The Company had in 1Q17 a result 48% superior than the recorded in the 1Q16, going from a loss of R$ 134 million in 1Q16 to a loss of R$ 70 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The net operating revenue increased by 9.7% compared to the 1Q16, going from of R$ 66 million in 1Q16 to R$72 million in 1Q17, mainly due to the reasons described below.

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply	110,616	114,742	-3.6	The variation was mainly due to: (i) In the 1Q17, a stoppage was made for the maintenance of GU 8 of the TEP Mauá Block III, more specifically on 03/08/2017, which did not occur in the 1Q16.
Supply	0	0	0.0	Not applicable
Short Term Market (CCEE)	0	0	0.0	Not applicable
Generation Construction Income	0	0	0.0	Not applicable
Transmission			0.0	Not applicable
RAPs LT not renewed	0	0	0.0	Not applicable
O&M LT renewed by Law 12.783/2013	0	0	0.0	Not applicable
Income from return of investment in transmission	0	0	0.0	Not applicable
Transmission Construction Income	0	0	0.0	Not applicable
Other Incomes			0.0	Not applicable
Deductions to the Operating Revenue	-38,598	-49,092	-21.4

The variation was mainly due to: (i) A Value-Added Sales Tax of R$ 10 million was registered in the 1Q16 related to December 2015, outside the competence of the fiscal year of 2015, which did not occur in the 1Q17.

ROL	72,018	65,650	9.70	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses decreased by 53.8% in 1Q17 compared to the 1Q16, going from R$ 136 million in 1Q16 to R$ 66 million in 1Q17, mainly due to the reasons below:

PMSO - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-30,654	-29,445	4.1	The variation was mainly due to: (i) effect of the collective bargaining labor agreement, which established and adjustment of 9%.
Material	-3	-1,846	-99.8	The variation was mainly due to: (i) There was no maintenance of the plants in the 1Q17, which should take place in the following months.
Services	-6,653	-3,935	69.1

The variation was mainly due to: (i) In the 1Q16, due to the de-verticalization process of Amazonas D, the amounts were registered via Ordem de Dispêndio de Reembolso - ODR (Refund Expenditure Order). In 2017, the contracts of surveillance service, for instance, have already been contracted directly by AmGT, therefore, the records were made within the competence of the fiscal year.

Others	1,514	-29,439	-105.1

The variation was mainly due to: (i) In the 1Q16, the Rentals account can be emphasized in this item, in the amount of R$ 24,607 thousand, in reference to the rental of generator sets. In the 1Q17 there was no record of such values, since the rental companies are in performance testing process with the Operator of the National Electricity System (ONS) and, therefore, is not in operational process yet.

Donations and contributions	0	0	0.0
Other operating expenses	1,514	-29439	-105.1
TOTAL PMSO	-35,785	-64,665	-44.7

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-3,835	0	100.0	The variation was mainly due to: (i) the need to purchase energy in the Short Term Market, in the 1Q17, due to a cut in the gas supply in the Aparecida plant.
Fuel	0	-52,202	-100.0

The variation was mainly due to: (i) In the 1Q16, there was a record of amounts in this item, however, as from April/16, with the publication of MME Directives no. 015 and 179/2016, it became the Rental Companies' responsibility to purchase fuel oil, and, therefore, such expenses were included as rentals in the account of "other operating expenses".

Charges for the Use of the Electricity Grid	-6,153	-1,201	412.3

The variation was mainly due to: (i) record of EUSD (Charge for the Use of the Distribution System), to be paid to Amazonas Distribuidora due to the use of the transmission line under 230Kv, which did not occur in the 1Q16.

Construction Expense	0	0		Not applicable
Remuneration and Reimbursement Expenses (Use of water resources)	-832	-807	3.1	No relevant variation.
Depreciation and Amortization	-15,673	-15,837	-1.0	No relevant variation.

Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	-669	-1,445	-53.7

The variation was mainly due to: (i) in the 1Q17 there was no record of new provisions for contingencies, only the update of the values of existing procedures, while in 1Q16 there were new contingency provisions.

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	183	7,430	-97.5	The variation was mainly due to: (i) redemption of financial investments for expenses.
Debt Charges	-74,814	-56,813	31.7

The variation was mainly due to: (i) new loan contracts signed with the holding Eletrobras, after the 1Q16. In the 1Q17, interests levied upon and fines were imposed on the debt service that was not honored in the period.

Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	-4,192	-17,101	-75.5	The variation was mainly due to: (i) monetary correction of the El Paso Rio Negro and Amazonas procedures.
Other Revenues/Financial Expenses	-628	2,696	-123.3

The variation was mainly due to: (i) In the 1Q16 there were values referring to the financial penalties imposed on the invoices of energy rental companies, which are registered with a positive value of financial income. Such register did not occur in the 1Q17, since the rental companies are still in operation.

Remuneration of Indemnities of the 1st tranche of Law 12.783/2013	0	0	0.0	Not applicable

Equity Interests (Equity)	1Q17	1Q16	Variation (%)	Analysis
	0	0	0.0	Not applicable

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

ELETROPAR

Result Analysis

The Company had in 1Q17 a result 72.3% superior than the recorded in the 1Q16, going from a profit of R$ 1.4 million in 1Q16 to a profit of R$ 2.4 million in 1Q17, mainly due to the reasons described below.

Operating Costs and Expenses
The operating expenses decreased 32% in 1Q17, going from R$ 2 million in 2015 to R$1.3 million in 1Q17, mainly due to the reasons below:

PMSO - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-811	-787	3.0

The variation was mainly due to: (i) effects in the 1Q17 resulting from the Collective Bargaining Labor Agreement (ACT) of about 9%, which occurred in May 2016 and was partially offset by cost cutting of the administration.

Material	-3	-11	-72.7	The variation was mainly due to: (i) lower demand for materials in the period.
Services	-207	-177	16.9	The variation was mainly due to: (i) adjustments of service provision contracts, in addition to the maintenance service of the new software.
Others	-288	-251	14.7	The variation was mainly due to: (i) expenses with legal advertising (ex.: financial statements, notice of OGM) and rent increase.
Donations and contributions	0	0	0.0
Other operating expenses	-288	-251	14.7
TOTAL PMSO	-1,309	-1,226	6.8	The variation was due to the reasons explained above.

Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	0	-712	-100.0	The variation was mainly due to: (i) recognition of the loss suffered with the Eletropaulo's shares devaluation in the 1Q16, which did not take place in the 1Q17.

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	1,904	2,899	-34.3	The variation was mainly due to: (i) reduction of financial investments in order to comply with Company's obligations and decrease of interest rates that capitalize the fund.
Debt Charges			0.0	Not applicable
Interest Paid in Arrears			0.0	Not applicable
Net Exchange Variation			0.0	Not applicable
Net Monetary Correction			0.0	Not applicable
Other Revenues/Financial Expenses	155	-96	261.5	The variation was mainly due to: (i) recognition of the monetary restatement of the balance receivable from Eletronet, as from January 2017.
Remuneration of Indemnities of the 1st tranche of Law 12.783/2013			0.0	0.0

Equity Interests (Equity) - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	1,844	912	102.2	The variation was mainly due to: (i) Revenue with equivalent from CTEEP in the amount of 1.3 million, whereas in 2016 it was 0.36 million.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Current IR and CSLL	-171	-368	-53.5	The variation was mainly due to: (i) taxable income in the 1Q17 was inferior to the one calculated in the 1Q16, due to decrease of the financial revenue.
Deferred IR and CSLL	-	-	0	Not applicable
Tax incentives	-	-	0	Not applicable

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

AMAZONAS D

Result Analysis

The Company had in 1Q17 a result 13.4% superior than the orecorded in 1Q16, going from a loss of R$ 817 million in 1Q16 to a loss of R$ 708 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 16.6% in 1Q17, compared to the 1Q16, going from R$ 646 in 1Q16 to R$ 539 million in 1Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply to final consumers	122,493	76,112	60.9	The variation was mainly due to: adjustment of the ANEEL Rate for Distribution, which, in the first quarter of 2016 was R$ 40.74 and in the first quarter of 2017 is R$ 60.51.
Short Term Market (CCEE))	0	0	0.0	Not applicable
Construction Revenue	0	0	0.0	Not applicable
Distribution
Supply	559,732	634,473	-11.8	The variation was mainly due to: (i) migration of free consumers to the free contracting environment (ACL).
Short Term Market (CCEE))	69,054	38,287	80.4

The variation was mainly due to: (i) decrease of the difference settlement price (PLD) in the northern submarket; (ii) increase of SIN's energy share in the energy matrix of Amazonas, leaving less energy to be liquidated in the short term market

Construction Revenue	28,454	44,650	-36.3	No effect in the result, due to equivalent amount in construction expense, however, the variation was mainly due to: (i) Reduction of new fixed assets
CVA Revenue	-68,228	-14,955	-356.2	The variation was mainly due to: (i) constitution of passive CVA in January and February 2017, in that the costs with power were lower than those charged at the consumers' electricity rates.
Other Operating Revenues	20,538	55,612	100.0

The variation was mainly due to: (i) Revenue arising from services provision (rental of poles), (ii) Revenue of Low Income - Energy Development Account (CDE) and Rural - CDE and Public Service subsidies

Deductions to the Operating Revenue	-193,406	-188,622	2.5	The variation was mainly due to: (i) decrease of the supply revenue, reflecting the decrease of the PIS and COFINS tax base.
ROL	538,637	645,557	-16.6	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had a reduction of 27.5% in 1Q17 compared to the 1Q16, going from R$ 943 million to R$ 683 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-88,124	-78,799	11.8

The variation was mainly due to: (i) Reflection of the 9% adjustment of the Collective Bargaining of 2016, affecting the 1Q17; (ii) the Healthcare Plan costs, resulting mainly from the increase of hospitalizations and medical procedures.

Material	-7,676	-4,975	54.3	The variation was mainly due to: (i) increase in the lubricant section used in the production of electrical power
Services	-59,407	-38,534	54.2	The variation was mainly due to: (i) increase in the plant maintenance sector
Others	-70,000	-134,430	-47.9	The variation was mainly due to: (i) cutting factor of regulatory losses.
Donations and contributions	0	0	0
Other operating expenses	-70,000	-134,430	-48
TOTAL PMSO	-225,207	-256,738	-12.3

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-457,860	-399,976	14.5

The variation was mainly due to: (i) payment to Amazonas GT of the costs with the purchase of energy in the short term market due to interruption of the gas supply for the Aparecida TEP, bearing in mind that, in the model of the contract signed (CCVE), Amazonas Energia is responsible for the delivery of fuel to the Aparecida TEP for the generation of energy and (ii) reversal of PIS and COFINS credits due to commercial losses in the distribution of electrical power.

Fuel	-904,535	-853,621	-177.2	The variation was mainly due to: (i) decrease of the average ACR, going from R$ 295.10 in 2016 to R$ 204.84 in 2017, affecting the recovery of CCC Expenses.
(-) Recovery of CCC Expenses	972,554	765,526
Charges for the Use of the Electricity Grid	0	-23,254	-100	The variation was mainly due to: (i )non-recurring accounting in the 1Q17.
Construction Expense	-28,454	-44,650	-36	No effect in the result, due to equivalent amount in construction revenue, however, the variation was mainly due to: (i) Reduction of new fixed assets
Depreciation and Amortization	-40,569	-25,001	62	The variation was mainly due to: (i) increase of the Amortization of the Distribution Intangible Asset, pursuant to ICPC-01, taking into account the unitizations made.

Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	867	-105,135	-100.8	The variation was mainly due to: (i) reversal of PIS and COFINS provision; (ii) reversal of civil lawsuit (Genrent)

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	1,287	1,027	25.3	The variation was mainly due to: (i) increase of funds available for investment.
Leasing Charges	-80,899	-67,109	20.5	The variation was mainly due to: (i) update of the IGPM variation index of the contracts.
Debt Charges	-576,482	-457,725	25.9

The variation was mainly due to: (i) charges of contracts of indebtedness - CCD signed with Petrobras/Br Distribuidora in December 2014, with the adjustment of the debt through SELIC rate; and (ii) charges arising from loans and financing contracted to cover the operational deficit and investment, including with RGR, pursuant to MME Directive 388/2016.

Interest paid in arrears for energy sold	13,757	16,859	-18.4	The variation was mainly due to: (i) negative variation of accounts receivable and (ii) reduction of the invoiced energy.
Net Exchange Variations	0	0	0.0	Not applicable
Net Monetary Correction	-26,342	-1,447	1720.5	The variation was mainly due to: (i) update of contingency liabilities (civil lawsuits)
Asset Update/CVA Regulatory Liability	-9,230	101	-9238.6	The variation was mainly due to: (i) adjustment of the passive CVA due to the energy costs being lower than those invoiced at the consumers' electricity rates.
Other Revenue/Financial Expenses	114,751	123,342	-7.0	The variation was mainly due to: (i) decrease of charges with late payments of Company's obligations.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

CEPISA

Result Analysis

The Company had in the 1Q17 a result 37.8% superior than the recorded in the 1Q17, going from a loss of R$ 148 million in 1Q16 to a profit of R$ 92 million in 1Q17, mainly due to the reasons described below.

Operating Revenues

The Net Operating Revenue decreased by 2% in 1Q17, compared to the 1Q16, going from R$ 330 in 1Q16 to R$ 297 million in 1Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Distribution
Supply to final consumers	231,267	418,369	-44.7

The variation was mainly due to: (i) rerating of the demand exceeding revenue and reactive surpluses for special obligations in compliance with the MCSE, as well as the rerating for Distribution Revenue for other operating revenues. The distribution revenue was rerated for the "other revenues" account and the demand exceeding and reactive surpluses account was transferred to the "special obligations" account; (ii) reduction of invoicing of electricity rates.

Construction Revenue	0	0	0.0	Not applicable
Short Term Market	0	0	0.0	Not applicable
Construction Revenue	22,698	26,627	-14.8	No effect in the result due to counterpart of construction expense, in equal value, however, the variation was due to the reduction of construction works.
CVA Revenue	11,632	11,364	2.4	No relevant variation.
Other Operating Revenues	197,326	40,273	390.0	The variation was mainly due to: (i) rerating of the distribution revenue for other operating revenues
Deductions to the Operating Revenue	-166,234	-193,820	-14.2	The variation was mainly due to: (i) reduction of Value-Added Sales Tax and segment charges, particularly due to the reduction of the operating revenue resulting from electricity rates.
ROL	296,689	302,813	-2.0	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had a reduction of 16.6% in 1Q17 compared to the 1Q16, going from R$ 389 million to R$ 324 million, presenting the variations listed below:

PMSO - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-62,509	-44,210	41.4

The variation was mainly due to: (i) adjustment of about 9% resulting from the Wage Collective Bargaining, which affected the 1Q17 and not the 1Q16; (ii) the need to contract new employees as of the second semester of 2016 due to the agreement made with the Ministry of Public Labor Prosecution to insource services.

Material	-1,019	-1,353	-24.7	The variation was mainly due to: (i) reduction of costs with fuels and lubricants.
Services	-18,490	-22,738	-18.7	The variation was mainly due to: (i) reduction of services, due to the insourcing of services and the reduction the maintenance and preservation services of the distribution networks.
Others	-17,894	-29,229	-38.8

The variation was mainly due to: (i) reduction of losses in the receipt of credits. The variation of losses with costumers was due to the reduction in the write-off of credits deemed uncollectible. The effects of this write-off was of approximately R$ 11 million.

Donations and contributions	0	0	0
Other operating expenses	-17,894	-29,229	-39
TOTAL PMSO	-99,912	-97,530	2.4	The variation was due to the reasons explained above.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-192,996	-211,364	-8.7	The variation was mainly due to: (i) reduction of short term market due to effects of the guaranteed power output shares account and effects of reaccounting and; (ii) overcontracting in the period.
Fuel	0	0	-	Not applicable
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-14,652	-30,743	-52

The variation was mainly due to: (i) there being no need for Backup Power Charge in 2017 and there was a reduction of the System Service Charge in 2017, due to greater energy security in the sector. This charge is collected to subsidize the maintenance of reliability and stability of the National Interconnected System.

Construction Expense	-22,698	-26,627	-15	No effect for the result, due to consideration of the construction expense, in equal value.
Depreciation and Amortization	-10,898	-9,564	14	The variation was mainly due to: (i) effort from the company to optimize unitizations as a result of the increase of fixed assets in service.

Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	16,779	-12,899	-230.1

The variation was mainly due to: (i) reversal of the impairment of R$ 23 million, due to the amortization of the intangible balance in service; and (ii) decrease of the PCLD, from about R$ 15 in the 1Q16 to R$ 8 million in the 1Q17.

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	0	9	-100.0	The variation was mainly due to: (i) reduced volume of cash funds.
Debt Charges	-63,969	-54,449	17.5

The variation was mainly due to: (i) renegotiations of debts with the Holding. The SELIC interests of the RGR contract were incorporated until March 2017 in the amount of R$ 2.7 million; (ii) Charges (111% of Selic) levied upon RGR loan (Fair Remuneration for the provision of temporary services pursuant to MME Directive 388/2016).

Interest paid in arrears for energy sold	25,924	17,395	49.0	The variation was mainly due to: (i) campaigns for the payment in installments of debts by consumers with Cepisa.
Net Exchange Variations	0	0	0.0	Not applicable.
Net Monetary Correction	-17,428	-22,672	-23.1	The variation was mainly due to the payment in installments of taxes due as of April/2016, affecting the 1Q17.
Asset Update/CVA Regulatory Liability	1,237	4,258	-70.9	The variation was mainly due to: (i) reduction of the constitution of the "electric power purchase" item of Installment A, in the 1Q17.
Other Revenue/Financial Expenses	-9,854	-6,176	59.6	The variation was mainly due to: (i) increase of debts with suppliers.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

CEAL

Result Analysis

The Company had in 1Q17 a result 22% lower than the recorded in 1Q16, going from a loss of R$ 57 million in 1Q16 to a loss of R$ 66 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 19% in 1Q17, compared to the 1Q16, going from R$ 407 in 1Q16 to R$ 328 million in 1Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Distribution
Supply to final consumers	425,152	569,719	-25.4

The variation was mainly due to: (i) negative rate adjustment of 1.29 as of September 2016, affecting the 1Q17, whereas the 1Q16 had an impact of the rate adjustment applied as of November 2015 of 6.48%; (ii) economy recession that reduced consumption; (iii) reduction of the electricity rate revenues.

Short Term Market	0	0	0.0	Not applicable
Construction Revenue	19,998	33,693	-40.6	No effect in the result, due to equivalent amount in construction expense, however, the variation was mainly due to: (i) Reduction of new fixed assets
CVA Revenue	31,270	-33,289	193.9	The variation was mainly due to: (i) amortization of financial items ratified in the rate adjustment of September 2016.
Other Operating Revenues	25,757	52,874	-51.3	The variation was mainly due to: there not being sale in the short term market in the 1Q17, as in 2016.
Deductions to the Operating Revenue	-173,936	-215,689	-19.4	The variation was mainly due to: (i) revenue of the lower electricity rate
ROL	328,241	407,308	-19.4	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had a reduction of 17.5% in 1Q17 compared to the 1Q16, going from R$ 424 million to R$ 350 million, presenting the variations listed below:

PMSO - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-38,303	-36,822	4.0

The variation was mainly due to: (i) effects of the collective bargaining labor agreement adjustment of about 9%, which occurred after the 1Q16 and, therefore, affected the 1Q17; (ii) need to contract new employees due to agreement of the Ministry of Public Labor Prosecution to insource services, partially offset with the dismissal personnel contracted for commissioned positions.

Material	-711	-281	153.0	The variation was mainly due to: (i) rerating of substation maintenance expenses of accounted for as investment
Services	-26,542	-18,038	47.1

The variation was mainly due to: (i) adjustments of contracts; (ii) rerating of software expenses previously accounted for as investment; (iii) increase of the reading sector by increase of the number of consumers; (iv) increase of the cutting and reconnection sector due to the collective effort conducted to prevent losses and default

Others	-20,064	-32,842	-38.9

The variation was mainly due to: (i) in the 1Q16 there was payment of the Brazilian Committee of Regional Energy Integration Commission - BRACIER and the payment to ABRADEE regarding the consumer Satisfaction Survey, which did not occur in 1Q17

Donations and contributions	-23	-58	-60.3
Other operating expenses	-20,041	-32,784	-38.9
TOTAL PMSO	-85,620	-87,983	-2.7	The variation was due to the reasons explained above.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-207,311	-268,233	-22.7

The variation was mainly due to: (i) Reduction of expense due to the improvement of the hydrologic conditions of SIN in the Country, reducing charges associated to the operations (Availability Effect in the ACR, Effect of the Contracting of Guaranteed Power Output Shares) and, (ii) in the 1Q17 there was no payment of the Contracting of Backup Power - CONER

Fuel	0	0	0.0	Not applicable
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-14,121	-19,952	-29.2

The variation was mainly due to: (i) By the reduction of the charge of System Service - ESS, which reflects the water improvement of the Brazilian electrical system, since there has been no need for thermal generation in the plants in the year of 2017.

Construction Expense	-19,998	-33,693	-40.6	No effect in the result, due to equivalent amount in construction revenue, however, the variation was mainly due to: (i) Reduction of new fixed assets
Depreciation and Amortization	-10,871	-9,094	19.5	The variation was mainly due to: (i) new unitization in the first quarter of 2017

Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	-12,281	-5,341	129.9	The variation was mainly due to: (i) update of the labor litigation department both in loss estimate and in value.

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	1,291	1,339	-3.6	The variation was mainly due to: (i) investment of the provisions from PLpT - 9th tranche in 2016
Debt Charges	-59,487	-51,455	15.6

The variation was mainly due to: (i) renegotiation of the debt service with Eletrobras Holding; (ii) Charges (111% of Selic) levied upon the RGR loan (Fair Remuneration for the provision of temporary services pursuant to MME Directive 388/2016).

Interest paid in arrears for energy sold	13,459	11,252	19.6	The variation was mainly due to: (i) interests levied upon the receipt of default from customers.
Net Exchange Variations	38	164	-76.8	The variation was mainly due to: (i) Exchange rate variation in the period
Net Monetary Correction	1,619	1,264	28.1	The variation was mainly due to: (i) monetary variation on the receipt of default of customers
Asset Update/CVA Regulatory Liability	1,132	7,715	-85.3	The variation was mainly due to: (i) estimate of the CVA constitution for the 2015-2016 cycle approved in the rate adjustment of September 2016
Other Revenues/Financial Expenses	-5,214	-9,920	-47.4

The variation was mainly due to: (i) in the period between January and February of 2016, the company was in default in relation to federal taxes, which were paid in installments as of March/16, affecting the 1Q16 and not the 1Q17.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

CERON

Result Analysis

The Company had in the 1Q17 a result 340% lower than the recorded in the 1Q16, going from a loss of R$ 25 million in 1Q16 to a loss of R$ 111 million in1Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had decrease of 30% in 1Q17, compared to the 1Q16, going from R$ 407 million to R$ 283 million in 1Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply	0	0	0.0	Not applicable
Distribution
Supply to final consumers	356,565	433,506	-17.7

The variation was mainly due to: (i) economy recession that reduced consumption; (ii) reduction of electricity rates revenues; and (iii) rate adjustment of 38% in 2016, while in 2017 there was an adjustment reduction of about 6%.

Short Term Market	19,110	11,478	66.5	The variation was mainly due to: (i) PLD variation
Construction Revenue	32,149	35,879	-10.4	No effect in the result due to equal value in the construction expenditure, however, the variation was due to the reduction of construction works.
CVA Revenue	1,979	108,955	-98.2	The variation was mainly due to: (i) constitution of passive CVA in January and February 2017, in that the costs with power were lower than those charged at the consumers' electricity rates.
Other Operating Revenues	20,586	21,854	-5.8	The variation was mainly due to: reduction of the adjustment of VNR of the BRR due to the rates applied.
Deductions to the Operating Revenue	-147,581	-204,559	-27.9	The variation was mainly due to: (i) taxes and charges due to the lower revenue calculated in the period.
ROL	282,808	407,113	-30.5	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had a reduction of 9.6% in 1Q17 compared to the 1Q16, going from R$ 365 million to R$ 330 million, presenting the variations listed below:

PMSO - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-31,796	-30,388	4.6

The variation was mainly due to: (i) dismissal of personnel in commissioned positions, as a result of the cost reduction policy, offsetting the effects of the collective bargaining labor agreement adjustment of about 9%, which occurred after the 1Q16 and, therefore, affected the 1Q17.

Material	-1,450	-1,587	-8.6	The variation was mainly due to: (i) Reduction of expenses pursuant to the Temporary Services Provision Plan executed with Aneel.
Services	-32,660	-31,852	2.5	The variation was mainly due to: (i) annual adjustment, partially offset by the reduction of costs pursuant to the Temporary Services Provision Plan executed with Aneel, thus, growing below inflation.
Others	-28,330	-33,460	-15.3	The variation was mainly due to: (i) Reduction of expenses pursuant to the Temporary Services Provision Plan executed with Aneel.
Donations and contributions	-89	-126	-29.4
Other operating expenses	-28,241	-33,334	-15.3
TOTAL PMSO	-94,236	-97,287	-3.1	The variation was due to the reasons explained above.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-347,807	-208,136	67.1

The variation was mainly due to: (i) change in the accounting of energy purchased for the isolated system arising from PIEs - independent producers. In the 1Q16, the entire 0cost with fuel for the generation of energy was accounted for as fuel and in the 1Q17 it became the responsibility of the PIE and is accounted for as energy purchased for resale; (ii) greater costs with Backup Power whose values are not manageable by the Company.

Fuel	0	0	100

The variation was mainly due to: (i) in the 1Q16, there was no verification of CCC's rights for the Termonorte Contract, due to the value of the ACR being in R$295.10/MWh, with a very low PLD in the 1Q16; in the 1Q17 the ACRmed was adjusted to R$/MWh 204.84, with a much higher PLD, which generated amounts to be refunded to the CCC Fund.

(-) Recovery of CCC Expenses	129,982	0
Charges for the Use of the Electricity Grid	-4,413	-3,880	13.7	The variation was mainly due to: (i) Increase due to rates adjustment, for the collection of the referred charges.
Construction Expense	-32,149	-35,879	-10.4	No effect in the result due to equal value in the construction revenue, however, the variation was due to the reduction of construction works.
Depreciation and Amortization	-9,971	-10,547	-5.5	The variation was mainly due to: (i) reduction due to the write-off of fully wasting assets in 2016.

Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	28,897	-9,161	-415.4

The variation was mainly due to: (i) reversal of the onerous contract of R$ 56 million due to the amortization of the provision, taking into account that it was made bearing in mind the amortization of the asset until 12/31/017 (estimated date for the completion of the provision of temporary services)

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	136	1,098	-87.6	The variation was mainly due to: (i) less availability of funds for explanation
Debt Charges	-33,772	-25,709	31.4	The variation was mainly due to: (i) renegotiation of loans contracted with the holding, and the unpaid capital was incorporated to the debit balance, increasing the debt charges.
Interest paid in arrears for energy sold	8,845	12,204	-27.5	The variation was mainly due to: (i) improvement of payment from consumers.
Net Monetary Correction	-28,454	-11,269	152.5	The variation was mainly due to: (i) adjustment by Selic of the renegotiation signed with Petrobras in 2014, whereas in the 1Q16 it was rated in the account "other revenues/other financial expenses".
Asset Update/CVA Regulatory Liability	-498	-2,601	-80.9	The variation was mainly due to: (i) adjustment of the passive CVA due to the energy costs being lower than those invoiced at the consumers' electricity rates.
Other Revenue/Financial Expenses	-9,914	-40,959	-75.8

The variation was mainly due to: (i) reaccounting of the amounts rated in the 1Q16 in other revenues and financial expenses for the monetary correction account as adjustment of the Petrobras and Termonorte debt; (ii) rerating of regulatory penalties rated in the 1Q16 as financial expenses and in the 1Q17 was operating expenses (other operating expenses)

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

BOA VISTA ENERGIA

Result Analysis

The Company had in 1Q17 a result 24.8% superior than the recorded in the 1Q16, going from a loss of R$ 66 million in 2015 to a loss of R$ 50 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 27.5% in 1Q176, compared to the 1Q16, going from R$ 66 in 1Q16 to R$ 84 million in 1Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Generation
Supply to final consumers	0	6,915	-100.0

The variation was mainly due to: (i) as from the 1Q17, the supply operation for CERR - Company of the State of Roraima was terminated due to the non-renewal of CERR's concession. The area previously served by CERR began to be served directly by Boa Vista, temporarily, pursuant to MME Directive 920, of November 5th, 2015, and was then rated as a distribution revenue.

Distribution
Supply	108,073	72,241	49.6

The variation was mainly due to: (i) application of the average rate adjustment of 42% approved in November 2015, but suspended by legal action until August 2016, when the injunction that prevented the adjustment was suspended, which affected the 1Q17 and not the 1Q16; (ii) the expansion of the energy supply service to the State's countryside, adding 43 thousand consumers, due to the service coverage to the CERR area.

Short Term Market	0	0	0.0	Not applicable
Construction Revenue	1,506	3,120	-51.7	No variation in the result, due to the counterpart in the construction expense, but the variation was due to the execution of less construction works in the 1Q17, in comparison with the 1Q16.
CVA Revenue	11,819	-18	65,761.1

The variation was mainly due to: (i) The CVA revenue had an increase in the 1Q17 in comparison with the same period of the previous year, going from R$ 0.018 million to R$ 11.8 million mainly due to the average ACR and the fact that the CVA of the period in 2017 was greater.

Other Operating Revenues	2,817	2,191	28.6

The variation was mainly due to: (i) increase of technical services provided to consumers with reconnection fees; (ii) increase of subsidies, in the amount of R$ 450 thousand more and in the 1Q16, as subsidies for low income and rural consumers.

Deductions to the Operating Revenue	-40,649	-18,918	114.9

The variation was mainly due to: (i) in the 1Q16, the applicable taxes were lower since the costs exceeded the revenues, due to the suspension of the rate revision, due to injunctions. The rate revision was reestablished in the last quarter of 2016.

ROL	83,566	65,531	27.5	The variation was mainly due to the reasons explained above.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Costs and Expenses
The operating costs and expenses had na increase of 4.8% in 1Q17 compared to the 1Q16, going from R$ 111 million to R$ 117 million, presenting the variations listed below:

PMSO - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-26,401	-17,269	52.9

The variation was mainly due to: (i) average wage adjustment of 9% that occurred in July, resulting from the collective bargaining labor agreement and (ii) the admission of 67 new employees, which occurred as from May 2016, due to an agreement with the Ministry of Public Labor Prosecution to insource services.

Material	-601	-257	133.9

The variation was mainly due to: (i) beginning of the temporary provision of distribution services by Boa Vista, as from January 2017, to the countryside of the State of Roraima, an area previously served by CERR.

Services	-6,328	-3,274	93.3

The variation was mainly due to: (i) (i) beginning of the temporary provision of distribution services by Boa Vista, as from January 2017, to the countryside of the State of Roraima, an area previously served by CERR.

Others	-643	-660	-2.6	No relevant variation in the period.
Donations and contributions	0	0	0.0
Other operating expenses	-643	-660	-2.6
TOTAL PMSO	-33,973	-21,460	58.3	The variation was mainly due to the reasons explained above.

Operating Costs - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-56,982	-47,808	19.2

The variation was mainly due to: (i) increase of the number of consumers in the capital (3,614 new units) and in the countryside (about 43 thousand new consumers), including the area previously served by CERR.

Fuel	-70,295	-56,889	-58.9	The variation was mainly due to: (i) greater recovery of CCC expenses.
(-) Recovery of CCC Expenses	61,401	35,247
Charges for the Use of the Electricity Grid	0	0	0.0	Not applicable
Construction Expense	-1,506	-3,120	-51.7	No variation in the result, due to the counterpart in the construction expense, but the variation was due to the execution of less construction works in the 1Q17, in comparison with the 1Q16.
Depreciation and Amortization	-2,547	-2,721	-6.4	No relevant variation.

Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	-12,984	-14,731	-11.9

The variation was mainly due to: (i) reduction of the PCLD, from R$ 15 million to about R$ 5 million, particularly due to the interruption in the power supply to CERR, partially offset by (ii) the provision for labor contingencies in the 1Q17 of R$ 7 million.

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	403	-407	-199.0	The variation was mainly due to: (i) greater availability of funds in account, for investment.
Debt Charges	-524	-1,515	-65.4	The variation was mainly due to: (i) renegotiation of loan and financing contracts with Eletrobras.
Interest paid in arrears for energy	-18,480	-18,438	0.2	No relevant variation in the period.
Net Monetary Correction	-3,388	-4,073	-16.8	The variation was mainly due to: (i) decrease of the adjustment of provisions for PCLDs, particularly for CERR, due to the reduction of PCLDs.
Asset Update/CVA Regulatory Liability	-46	48	-195.8	The variation was mainly due to: (i) amortization of Regulatory Asset.
Other Revenue/Financial Expenses	5,587	4,186	33.5	The variation was mainly due to: (i) increase of interests applicable to the renegotiation of debts with consumers.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Eletroacre

Result Analysis

The Company had in 1Q17 a result 0.8% lower than the one recorded in the 1Q16, going from a loss of R$56.3million in 1Q16 to a loss of R$ 56.7 million in 1Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 2% in 1Q17, compared to the 1Q17, going from R$ 94 million in 1Q16 to R$ 96 million in 1Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Distribution
Supply to final consumers	140,280	145,062	-3.3	The variation was mainly due to: (i) economic recession that reduced consumption; (ii) reduction of the electricity rate revenues.
Short Term Market	20,751	0	100.0	The variation was mainly due to: (i) rerating in 2017, when this revenue was first recognized, it was previously accounted for as recovery of expenses with electrical power.
Construction Revenue	-2,094	13,009	-116.1

No effect in the result, due to equivalent expense, however, the variation was mainly due to: (i) In March 2017, there was an inflow of funds from the Light for All Program, which are treated as special obligations, and, in the moment on constitution of the construction revenue, they are deducted from the funds that are fully paid by ANEEL.

CVA Revenue	-8,618	-2,184	294.6	The variation was mainly due to: (i) constitution of passive CVA in January and February 2017, in that the costs with power were lower than those charged at the consumers' electricity rates.
Other Operating Revenues	5,222	9,922	-47.4	The variation was mainly due to: (i) lower IPCA variable, which is applicable on the revenue of New Replacement Cost (VNR) of the BRR. In the 1Q16, the IPCA was higher than in the 1Q17.
Deductions to the Operating Revenue	-59,186	-71,345	-17.0	The variation was mainly due to: (i) the amortization of the CVA, while in the 1Q16 such item was constituted; (ii) Charges on the Electricity Rate; in the 1Q16 highest rate (red) prevailed.
ROL	96,355	94,464	2.0	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had a reduction of 12.1% in 1Q17 compared to the 1Q16, going from R$ 139 million to R$ 122 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Personnel	-10,858	-11,181	-2.9

The variation was mainly due to: (i) dismissal of personnel in commissioned positions, as a result of the cost reduction policy, offsetting the effects of the collective bargaining labor agreement adjustment of about 8%, which occurred after the 1Q16 and, therefore, affected the 1Q17.

Material	-322	-301	7.0	The variation was mainly due to: (i) annual adjustment of the price of materials, with an effect inferior than the inflation due to the cost reduction policy.
Services	-12,241	-10,963	11.7	The variation was mainly due to: (i) adjustment of the customer service contract.
Others	-15,181	-10,897	39.3

The variation was due to the records of quality indicators (DEC/FEC and DIC and FIC) that exceeded the limits established by the Regulatory Agent, increasing operating expenses not recognized in the rate. What contributed the most for the fact was the rainy weather that occurred in the State of Acre in the 1Q17, which practically isolated other locations.

Donations and contributions	0	0	0
Other operating expenses	-15,181	-10,897	39
TOTAL PMSO	-38,602	-33,342	15.8	The variation was due to the reasons explained above.

DFR - Investor Relations Superintendence Marketletter - Annex II -1Q17 Financial Information of the Subsidiaries

Operating Costs - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Energy Purchased for Resale	-122,588	-79,819	53.6

The variation was mainly due to: (i) change in the accounting of energy purchased for the isolated system arising from PIEs - independent producers. In the 1Q16, the fuel cost to generate power was accounted for was fuel and in the 1Q17, it became the responsibility of the PIE, and accounted for as energy purchased for resale.

Fuel	0	-40,542	2,254.8

The variation was mainly due to: (i) change of the contract of power generation for the isolated system, since in the 1Q16, the company would buy fuel to produce power, while in the 1Q17, this responsibility was transferred to the PIE. As a consequence, there is no more cost with fuel purchase.

(-) Recovery of CCC Expenses	50,016	42,666
Charges for the Use of the Electricity Grid	-2,221	-1,071	107.4	The variation was mainly due to: (i) Increase of the Allowed Annual Revenue (RAP) in the order of 15% as of July 2016.
Construction Expense	2,094	-13,009	-116.1

No effect in the result, due to equivalent expense, however, the variation was mainly due to: (i) In March 2017, there was an inflow of funds from the Light for All Program, which are treated as special obligations, and, in the moment on constitution of the construction revenue, they are deducted from the funds that are fully paid by ANEEL.

Depreciation and Amortization	-6,872	-4,077	68.6	The variation was mainly due to: (i) effort from the company to optimize unitizations as a result of the increase of fixed assets in service.
Operating Provisions - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
	-3,956	-9,811	-59.7	The variation was mainly due to: (i) Reduction of the PCLD in the 1Q17 as a result of debt negotiations, particularly with Manaus Energia and the state public power.

Financial Result - R$ Thousand	1Q17	1Q16	Variation (%)	Analysis
Financial Investments Incomes	192	96	100.0

The variation was mainly due to: (i) reflections of the company's efforts to cover defaulting consumers, as well as to significantly reduce its debts with its power suppliers, and, therefore, with the cash surplus, the company can apply funds and increase its financial investment revenues.

Debt Charges	-13,365	-7,397	80.7	The variation was mainly due to: (i) renegotiation of loans contracted with the holding, and the unpaid capital was incorporated to the debit balance, increasing the debt charges.
Interest paid in arrears for energy sold	3,111	2,919	6.6	The variation was mainly due to: (i) Increase of the interests and fines charged to the consumers for the late payment of electricity bills.
Net Monetary Correction	-15,688	-4,525	246.7

The variation was mainly due to the accounting adjustment of the upgrade of the contract signed with Petrobras, whose previous practice used the monthly portion as calculation basis, adjusted as of 2017, to take into account the entire debit balance.

Asset Update/CVA Regulatory Liability	0	0	0.0	Not applicable
Other Revenue/Financial Expenses	-5,172	-2,811	84.0	The variation was mainly due to: (i) monetary correction applied to the company's debts with power suppliers, in the order of R$ 2.2 million.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

I. Market Data of Eletrobras Companies

I.1 Installed Capacity – MW
Company	Integral Responsability (a)	Integral Responsability under terms of 13,182/15 Law (b)	Integral Responsability under O&M Regime (c)	SPE (d)	SPE under O&M Regime (e)	Physical Aggregation 2017	Total (a+b+c+d+e)
Eletrobras Holding (1)	-	-	-	414	-	103	414
Eletronorte	9,304	-	78	656	-	141	10,038
Chesf	4	1,864	8,399	1,584	-	- 244	11,850
Furnas	2,130	2,082	4,617	2,591	403	163	11,823
Eletronuclear	1,990	-	-	-	-	-	1,990
Eletrosul	476	-	-	1,593	-	0	2,069
CGTEE	670	-	-	-	-	- 63	670
Itaipu Binacional	7,000	-	-	-	-	-	7,000
Amazonas G&T	695	-	-	-	-	-	695
Distribution Companies	407	-	-	-	-	0	407
Total	22,676	3,946	13,094	6,838	403	101	46,956
(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

I.2 Transmission Lines - Km
Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2017	Total (a+b+c)
Eletronorte	1,767	10,011	2,072	-	13,849
Chesf	1,346	18,968	1,653	1	21,967
Furnas	1,514	18,623	1,877	110	22,013
Eletrosul	1,565	9,426	1,092	4	12,083
Amazonas G&T	403	-	-	-	403
Total	6,595	57,028	6,693	115	70,316

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

II. Generation Data

II.1 Installed Capacity - MW

II.1.2 Generation Assets and Generated Energy

II.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)	RCE			FCE
		(State)			(MWh)	(MWh Average)	1T17	MW Médio	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Eletronorte	Tucuruí Complex	PA	Nov-84	Jul-24	8,535.00	4,140.00	9,414,280	225.58	320.34	PRODUCT AUCTION 2014 - 2019	3,914.42
	HPU Samuel	RO	Jul-89	Sep-29	216.75	92.70	189,532	-	-	-	92.70
	HPU Curuá-Una	PA	Apr-77	Jul-28	30.30	24.00	49,951	-	-	-	24.00
	TPU Rio Madeira (1)	RO	Apr-68	Sep-18	119.35	-	-	-	-	-	-
	TPU Santana (4)	AP	Mar-93	May-19	177.74	22.30	-	-	-	-	-
	TPU Rio Branco I (2)	AC	Feb-98	Jul-20	18.65	-	-	-	-	-	-
	TPU Rio Branco II (2)	AC	Apr-81	Jul-20	32.75	-	-	-	-	-	-
	TPU Rio Acre	AC	Dec-94	Abr/25	45.49	-	-	-	-	-	-
	TPU – Santarém (5)	PA	Jun-14	(5)	18.75	-	-	-	-	-	-
	TPU Senador Arnon Afonso Farias de Mello (3)		1st Unit (mach. 2) Dec-90;
		RR	2nd Unit (mach.1) Jun-91	Aug-24	85.99	-	-	-	-	-	-
			3rd Unit (mach.3) Dec-93
	TPU Araguaia (6)	MT	Apr-16	(6)	23.10	-	23,366	-	-	-	-
Chesf	Curemas	PB	Jun-57	Nov-24	3.52	1.00	0	-	-	-	-
	Camaçari (7)	BA	Feb-79	Aug-16	0.00	0.00	-	-	-	-	-
Furnas	Mascarenhas de Moraes	MG	Apr-73	Oct-23	476.00	295.00	453,885.32	101.36	284.83	13thLEE2014 - Dec/2019	182.70
										14thLEE2005 - Dec/2017
	Simplício (8)	RJ	Jun-13	Aug-41	305.70	175.40	382,505.24	185.00	211.23	1stLEN2005 - Dec/2039	2.39
	Batalha	MG	May-14	Aug-41	52.50	48.80	22,900.88	47.00	211.50	1stLEN2005 - Dec/2039	0.35
	Serra da Mesa (48.46%) (9)	GO	Apr-98	Nov-39	1,275.00	671.00	692,759.90	230.56	284.83	13thLEE2014 - Dec/2019	412.86
										14thLEE2005 - Dec/2017
	Manso (70%) (9)	MT	Oct-00	Feb-35	212.00	92.00	221,646.90	90.00	200.79	1stLEN2005 - Dec/2037	- 2.05
										1stLEN2005 - Dec/2039
	Santa Cruz (10)	RJ	Mar-67	Jul-15	500.00	401.20	374,405.09	351.00	137.87	5thLEN2012 - Dec/2026	7.91
	Roberto Silveira (Campos)	RJ	Apr-77	Jul-27	30.00	20.90	10,590.40	-	-	-	4.45
Eletronuclear	Angra I	RJ	Jan-85	Dec-24	640.00	509.80	1,391,964	-	-	-	-
	Angra II	RJ	Sep-00	Aug-40	1,350.00	1,204.70	2,571,536	-	-	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Eletrosul	HPU Governador Jayme Canet Júnior*	PR	Nov-12	Jul-42	177.94	96.90	294,328	94.08	203.89	Dec/40	- 0.68
	HPU Passo São João	RS	Mar-12	Aug-41	77.00	41.10	117,142	37.00	209.01	Dec/39	2.85
	HPU São Domingos	MS	Jun-13	Dec-37	48.00	36.40	87,441	36.00	219.23	Dec/41	- 0.32
	SHU Barra do Rio Chapéu	SC	Feb-13	May-34	15.15	8.61	17,648	-	-	NA	8.50
	PCH João Borges	SC	Jul-13	Dec-35	19.00	10.14	13,362	-	-	NA	9.94
	WPP Cerro Chato I	RS	Jan-12	Aug-45	30.00	11.33	18,441	10.71	181.60	Jun-32	0.34
	WPP Cerro Chato II	RS	Aug-11	Aug-45	30.00	11.33	18,612	11.00	203.67	Jun-32	0.05
	EólicaWPP	RS	Jun-11	Aug-45	30.00	11.33	18,533	10.95	202.47	Jun-32	0.09
	WPP Coxilha Seca	RS	Dec-15	May-49	30.00	13.20	22,932	8.30	161.48	Dec/35	4.57
	WPP Capão do Inglês	RS	Dec-15	May-49	10.00	4.50	7,848	2.80	161.89	Dec/35	1.59
	WPP Galpões	RS	Dec-15	May-49	8.00	3.50	6,251	2.10	163.07	Dec/35	1.31
	Megawatt Solar	SC	Sep-14	-	0.93	NA	383	-	-	-	0.01
CGTEE	P. Médici (Candiota) (11)	RS	Jan-74	Jul-15	320.00	49.23	116,296	-	-	-
	Candiota III – Fase C	RS	Jan-11	Jul-41	350.00	221.06	238,161	292.00	239.23	35 CCEAR´s - Dec/2023
	S. Jerônimo (São Jerônimo)	RS	Apr-53	Jul-15	-	-	-	-	-	-
	Nutepa (Porto Alegre)	RS	Feb-68	Jul-15	-	-	-	-	-	-
Itaipu Binacional	Itaipu Binacional	Brazil (Paraná) and Paraguay (Alto Paraná)	Mar-85	-	14,000.00	8,577.00	25,604,788	-	-	-	-
Amazonas GT	HPU Balbina	AM	Jan-89	Mar-27	249.75	132.30	145,662	130.30	279.89	Mar-27	-
	TPP Aparecida	AM	Feb-84	Jul-20	282.48	186.00	0	145.30	116.56	Jul-20	-
	TPP Mauá	AM	Apr-73	Jul-20	502.16	179.80	189,713	98.61	100.66	Jul-20	-
	TPP São José	AM	Feb-08	Aug-16	73.40	50.00	0	-	-	-	-
	TPP Flores	AM	Feb-08	Aug-16	124.70	80.00	2	-	-	-	-
	TPP Iranduba	AM	Nov-10	Aug-16	66.6	25	0	-	-	-	-
(1) Order No. 223 of 01.28.2014 ANEEL declares as unserviceable assets of TPU Rio Madeira.
(2) Order No. 136 of 01.21.2014 ANEEL, recommends the MME extinction of the public service commitment of TPUs Rio Branco I and Rio Branco II.
(3) Ceded in lending for Boa Vista Energy from February 10, 2010.
(4) The energy assured of block I in TPP Santana is 13.4 Mwmed and of block II is 8.9 Mwmed. MME Ordinance No. 185, of 12/27/2012.

(5) TPP Santarem has no energy assured due to the fact of being a temporary and an emergency plant (MME Ordinance No. 88 of 02/27/2014). MME Ordinance No. 454 of 12/23/2013 deals with the deadline until the structuring solution for the loading supplies of Tramo Oeste begin its operation, according to EPE-DEE-DEA-RE-005/2013 Review of EPE Company.

(6) MME Ordinance No. 333/2015, emergentially, granted Eletronorte the installation of 20 MW until 2019 or the go-live of the structuring solution. Commercial operation authorized from 04/09/2016 onwards (Order No. 872/2016 - SCG/ANEEL of 04/08/2016)

(7) Camaçari Plant should be definitely out of service from 08/02/2016 onwards, according to ANEEL Order No.3,247/2016 of 12/13/2016.
(8) 175.40 MW average correspond to physical guarantee Simplicio only. The Simplicio Anta complex will have 191.30 MW of assured power when Anta is in commercial operation.
(9) Shared HPU's, but Furnas, through energy purchase contracts, receives the partner portion - considering energy assured and the total generation of each HPU.

(10) The capacity of 500 MW excludes the GUs 3 and 4, which commercial operation is temporarily suspended by ANEEL Order No. 3,263 of 10/19/2012. It includes, however, the capacity of 150MW of GUs 11 and 21 although they are not operating due to a delay in expansion works of the plant.

(11) The B Phase of P. Médici, which is inoperative since 03/01/2017 due to environment issues, considers the installed capacity and the energy assured.

II.1.2.1.1 Eletrobras Companies Average price of Sale and Purchase of Energy
1Q17	Eletrobras Companies Average Price(R$)

RCE	242.74
FCE	149.09
Purchase of energy	181.62

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

II.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M - renewed by 12,783/13 law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)	Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015 (2)
		(State)			(MW)	(MW Average)	1Q17	MW Average	GAG (R$ Million)	RAG (R$ Million)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Average price (R$/MWh)
Eletronorte	HPU Coaracy Nunes	AP	Oct-75	Dec-42	78.00	62.60	135,044	62.60	-	12.07	-	n/a	n/a
Chesf	Funil	BA	Mar-62	Dec-42	30.00	10.91	7	10.66	4.11	6.14	0.13	0.24	120.79
	Pedra	BA	Apr-78	Dec-42	20.01	3.74	7	3.66	2.18	3.85	0.18	0.08	120.79
	Araras	CE	Feb-67	Jul-15	4.00	0.03	-	-	-	-	-	-	-
	Complexo de Paulo Afonso	BA	Jan-55	Dec-42	4,279.60	2,225.00	1,524	2,175.85	169.06	540.59	41.25	49.16	120.79
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	1,479.60	959.00	687	937.82	83.38	209.24	4.65	21.19	120.79
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	237.30	143.00	281	139.84	20.91	50.42	11.60	3.16	120.79
	Xingó	SE	Apr-94	Dec-42	3,162.00	2,139.00	1,759	2,091.75	148.68	398.75	3.57	47.26	120.79
Furnas	Furnas	MG	Mar-63	Dec-42	1,216.00	598.00	692,659.46	598.00	65.20	227.45	61.60	n/a	n/a
	Luis Carlos Barreto (Estreito)	SP/MG	Jan-69	Dec-42	1,050.00	495.00	763,894.16	495.00	65.20	227.45	61.60	n/a	n/a
	Porto Colômbia	MG/SP	Mar-73	Dec-42	320.00	185.00	459,754.40	185.00	65.20	227.45	61.60	n/a	n/a
	Marimbondo	SP/MG	Apr-75	Dec-42	1,440.00	726.00	1,692,268.36	726.00	65.20	227.45	61.60	n/a	n/a
	Funil	RJ	Apr-69	Dec-42	216.00	121.00	223,726.87	121.00	65.20	227.45	61.60	n/a	n/a
	Corumbá I	GO	Apr-97	Dec-42	375.00	209.00	243,365.93	209.00	65.20	227.45	61.60	n/a	n/a
Eletronuclear	-	-	-	-	-	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-	-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-	-	-	-	-	-	-
(1) Date of last readjustment of quotas and ACL: July 2016

(2) Part of energy assured of CHESF Plants renewed under 12,783/13 law that were not allocated in energy assured quota nor in capacity in Jan/13. They were associated to the sale/purchase of electric energy contracts concluded with industrial costumers under 13,182/15 law terms.

II.1.2.3 Generation Assets and Generated Energy – Enterprises under Integral Responsibility renewed by 13,182/15 Law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)	RCE			FCE
		(States)			(MW)	(MW Average)	1Q17	MW Average	Average price (R$/MWh)	Contracts and Validity in RCE	MW Average
Chesf	Sobradinho	BA	Apr-79	Feb-52	1,050.30	531.00	327	-	-	-	477.90
Furnas	Itumbiara	GO/MG	Feb-80	Feb-20	2,082.00	1,015.00	934,966	348.75	284.83	13thLEE2014 - Dec/2019 14thLEE2005 - Dec/2017	632.82

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

II.1.3. Energy Sold

II.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law
Company	Buyer	1Q17
		R$ Million	MWh
Eletronorte	Eletrobras System	123.94	566,850
	Others	711.40	5,191,947
Chesf	Eletrobras System	-	-
	Others	68.30	298,178
Furnas	Eletrobras System	81.58	317,402
	Others	966.20	5,025,739
Eletronuclear	Eletrobras System	34.74	152,755
	Others	737.26	3,241,747
Eletrosul	Eletrobras System	-	-
	Others	106.79	523,294
CGTEE	Eletrobras System	78.94	638,020
	Others	-	-
Itaipu Binacional	Eletrobras System	834.01	21,773,552
	Others	113.73	3,644,356
Amazonas GT	Eletrobras System	110.62	694,023
	Others	-	-

II.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M
Company	Buyer	1Q17
		R$ Million	MWh
Eletronorte	Eletrobras System	0.20	6,932
	Others	3.74	127,547
Chesf	Eletrobras System	27.96	691,970
	Others	470.64	12,130,203
Furnas	Eletrobras System	10.95	396,870
	Others	204.93	4,656,974
Eletronuclear	Eletrobras System	-	-
	Others	-	-
Eletrosul	Eletrobras System	-	-
	Others	-	-
CGTEE	Eletrobras System	-	-
	Others	-	-
Itaipu Binacional	Eletrobras System	-	-
	Others	-	-
Amazonas GT	Eletrobras System	-	-
	Others	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

II.1.3.3 CCEE Settlement (Spot and MRE)
Company	1Q17
	R$ Million	MWh
Eletronorte	214.17	3,783,206
Chesf	45.18	422,419
Furnas	-16.69	-
Eletronuclear	-	-
Eletrosul	-2.68	19,902
CGTEE	36.46	376,614
Itaipu Binacional	n/a	n/a
Amazonas GT	23.13	- 33,884

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

II.1.4 Energy purchased for Resale
Company	Buyer	1Q17
		R$ Million	MWh
Eletronorte	Eletrobras System	-	-
	Others	62.85	657,956
Chesf	Eletrobras System	-	-
	Others	64.21	356,390
Furnas	Eletrobras System	-	-
	Others	152.17	840,450
Eletronuclear	Eletrobras System	n/a	n/a
	Others	n/a	n/a
Eletrosul	Eletrobras System	66.57	335,277
	Others	-	-
CGTEE	Eletrobras System	53.02	291,735
	Others	-	-
Itaipu Binacional	Eletrobras System	n/a	n/a
	Others	n/a	n/a
Amazonas GT	Eletrobras System	-	-
	Others	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

II.1.5 Average Rate – R$/MWh

II.1.5.1 Enterprises not renewed by 12,783/13 Law
Eletrobras Companies	1Q17
Eletronorte	145.06
Chesf	135.70
Furnas	196.10
Eletronuclear	227.43
Eletrosul	204.06
CGTEE	239.23
Itaipu Binacional (1)	22.60
Amazonas GT	159.38
(1) Valores em U$/KW.

II.1.5.2 Enterprises renewed by 12,783/13 Law – O&M
Eletrobras Companies	1Q17
Eletronorte	29.30
Chesf	30.80
Furnas	42.72
Eletronuclear	n/a
Eletrosul	n/a
CGTEE	n/a
Itaipu	n/a
Amazonas GT	n/a

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

II.1.6 Fuel used by Electric Energy Production
Eletrobras Companies	Type	Unit	1Q17
			Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	-	-
Chesf	Diesel Oil	Litre	-	-
	Gas	m3	-	-
Furnas	Special Diesel Oil	Litre	-	-
	Fuel Oil B1	Ton	-	-
	Diesel Oil	Litre	-	-
	Gas	m3	173,775,939	149.83
Eletronuclear	Uranium	kg	97,186	126.35
Eletrosul	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	366,963	26.32
	Fuel Oil	kg	4,561,513	7.49
	Diesel Oil	Litre	37,800	0.08
	Quicklime	kg	12,086,310	9.44
Itaipu Binacional	n/a	n/a	n/a	n/a
Amazonas GT	Diesel Oil	Litre	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

III. Transmission – Assets under Integral Responsibility

III.1 Transmission Lines Extension

III.1.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law – O&M - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	1,767	-	-	1,767
Chesf	-	-	-	-	-	-	1,346	-	-	1,346
Furnas	-	-	-	844	-	161	116	393	-	1,514
Eletrosul	-	-	1,047	-	-	-	455	50	12	1,565
Amazonas GT	-	-	-	-	-	-	403	-	-	403
Total	-	-	1,047	844	-	161	4,087	443	12	6,595

III.1.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,605	959	203	10,011
Chesf	-	-	-	5,373	-	-	12,822	463	311	18,968
Furnas	2,698	1,612	-	4,005	-	6,145	1,863	2,135	165	18,623
Eletrosul	-	-	2,722	-	-	-	4,800	1,848	56	9,426
Amazonas GT	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	2,722	12,621	-	6,145	25,090	5,405	735	57,028

III.2 Transmission Losses - %
Empresa Eletrobras	1Q17
Eletronorte	0.96%
Chesf	2.62%
Furnas	2.12%
Eletrosul	1.49%
Amazonas GT	0.15%

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

III.3 Transmission Lines

III.3.1 Transmission Lines – Enterprises not affected by 12,783 Law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.16(R$ Million)(1)	Readjustment Index
Eletronorte	São Luiz II / São Luiz III	35.94	230	May-10	Mar-38	1.74	9.32%
	Ribeiro Gonçalves / Balsas	95.00	230	Dec-11	Jan-39	2.40	9.32%
	Porto Velho / Abunã - C2	188.00	230	Feb-14	Nov-39	12.59	9.32%
	Abunã / Rio Branco - C2	298.00	230	Jan-14	Nov-39	19.53	9.32%
	Lechuga / Jorge Teixeira – C1	29.54	230	Feb-14	Jul-40	2.40	-5.23%
	Lechuga / Jorge Teixeira – C2	29.54	230	Feb-14	Jul-40	2.40	-5.23%
	Lechuga / Jorge Teixeira – C3	29.54	230	Mar-15	May-42	2.24	9.32%
	Coletora Porto Velho / Porto Velho – C1	22.00	230	Aug-15	Feb-39	1.00	9.32%
	Coletora Porto Velho / Porto Velho – C2	22.00	230	Aug-15	Feb-39	1.00	9.32%
	Samuel / Ariquemes - C3	154.44	230	Dec-15	Nov-39	9.72	9.32%
	Ariquemes / Ji-Paraná - C3	165.00	230	Mar-16	Nov-39	11.62	9.32%
	Ji-Paraná / Pimenta Bueno - C3	119.20	230	May-16	Nov-39	8.37	9.32%
	Pimenta Bueno / Vilhena - C3	161.00	230	Dec-15	Nov-39	10.75	9.32%
	Samuel / Porto Velho - C3	42.40	230	Oct-15	Nov-39	3.36	9.32%
	Utinga - Miramar - C1	15.70	230	Aug-15	Dec-42	0.91	9.40%
	Utinga - Miramar - C2	15.70	230	Aug-15	Dec-42	0.91	9.40%
	Jauru / Vilhena - C3	343.60	230	Nov-15	Nov-39	21.43	9.32%
Chesf	Ibicoara-Brumado, C1	94.50	230	Mar-12	Jun-37	9.09	9.32%
	Milagres-Coremas, C2	119.80	230	Jun-09	Mar-35	7.64	9.32%
	Milagres-Tauá, C1	208.10	230	Dec-07	Mar-35	17.68	9.32%
	Paulo Afonso III- Zebu II, C1	5.40	230	Aug-12	Aug-39	19.77	9.32%
	Paulo Afonso III- Zebu II, C2	5.40	230	Aug-12	Aug-39
	Paraiso-Açu II, C2	132.80	230	Sep-10	Jun-37	11.39	9.32%
	Picos-Tauá II, C1	183.20	230	Feb-13	Jun-37
	Pirapama II-Suape II, C1	20.90	230	Dec-12	Jan-39	19.99	9.32%
	Pirapama II-Suape II, C2	20.90	230	Dec-12	Jan-39
	Suape III-Suape II, C1	3.60	230	Dec-12	Jan-39
	Suape III-Suape II, C2	3.60	230	Dec-12	Jan-39
	C. Mirim II-João Câmara II C1	74.50	230	Feb-14	Nov-40	9.77	9.32%
	Extremoz II-C. Mirim II C1	31.40	230	Feb-14	Nov-40
	Jardim/Penedo, C1	110.00	230	Mar-14	Mar-38	1.10	9.32%
	B. Jesus da Lapa II – Igaporã II	115.00	230	May-14	Nov-40	5.91	9.32%
	Acaraú II-Sobral III, C2	91.30	230	Sep-15	Nov-40	6.57	9.32%
	Igaporã II-Igaporã III,C1	5.40	230	out/15	Jun-42	9.07	9.32%
	Igaporã II-Igaporã III,C2	5.40	230	out/15	Jun-42
	Igaporã III-Pindaí II,C1	49.50	230	out/15	Jun-42
	Paraiso-Lagoa Nova II, C1	65.40	230	dez/16	Oct-41	3.98	9.32%
Furnas	Ibiúna - Bateias Circuito 1	332.00	500	Mar-03	May-31	281.82	IGPM
	Ibiúna - Bateias Circuito 2	332.00	500	Mar-03	May-31
	LT Bom Despacho 3 – Ouro Preto 2 (3) (4)	180.00	500	Feb-16	Jan-39
	Tijuco Preto - Itapeti 3	21.00	345	Jan-13	Apr-36	9.87	IPCA
	Tijuco Preto - Itapeti 4	21.00	345	Jan-13	Apr-36	18.50	IPCA
	Itapeti - Nordeste	29.00	345	Dec-14	Apr-36
	Campos - Macaé 3	90.00	345	Jun-10	Mar-35
	Pirineus - Xavantes C2	50.00	230	Mar-16	Dec-41	18.66	IGPM
	Manso – Nobres (2) (5)	66.00	230	Nov-00	Feb-35	-	-
	Manso – Nobres (2) (5)	70.00	138	Aug-99	Feb-35	-	-
	Batalha – Paracatu (2)	85.00	138	Sep-13	Aug-41	-	-
	Simplício - Rocha Leão 1 (2)	119.00	138	Jun-13	Aug-41	-	-
	Simplício - Rocha Leão 2 (2)	119.00	138	Jun-13	Aug-41	-	-
Eletrosul	Abdon Batista/Biguaçu	234.80	525	Sep-06	Mar-35	48.37	IGPM
	Abdon Batista/Campos Novos	35.00	525	Sep-06	Mar-35	8.46	IGPM
	Biguaçu / Blumenau	88.00	525	Sep-06	Mar-35	18.63	IGPM
	Salto Santiago/Ivaiporã	168.50	525	Oct-05	Feb-34	35.46	IGPM
	Ivaiporã/Cascavel Oeste	203.40	525	Oct-05	Feb-34	38.79	IGPM
	Campos Novos(SC)/Nova S. Rita(RS)	257.43	525	May-09	Apr-36	32.39	IPCA
	Candiota - Melo	60.00	525	Jul-15	Feb-40	(6)	IPCA
	Presidente Médici-Candiota	2.80	230	Jul-15	Feb-40	(6)	IPCA
	Presidente Médice/Santa Cruz	237.40	230	Jan-10	Mar-38	5.17	IPCA
	Monte Claro /Garibaldi	32.70	230	Sep-13	Oct-40	2.08	IPCA
	Monte Claro/Nova Prata 2	11.00	230	Sep-04	Dec-42	0.42	IPCA
	Passo Fundo/Nova Prata 2	11.00	230	Nov-92	Dec-42	0.42	IPCA
	Cascavel Oeste / Guaíra (improvements)	-	230	Mar-13	Dec-42	0.06	IPCA
	Biguaçu / Jorge Lacerda B (improvements)	-	230	Aug-14	Dec-42	0.09	IPCA
	Foz do Chapecó/Xanxerê1	77.60	230	Oct-10	Jun-41	(7)	IPCA
	Foz do Chapecó/Xanxerê2	77.60	230	Oct-10	Jun-41	(7)	IPCA
	Gaspar/Palhoça	2.50	230	Oct-16	Dec-42	0.88	IPCA
	Gaspar/Blumenau	2.50	230	Oct-16	Dec-42	0.98	IPCA
	Palhoça/Palhoça Pinheira	9.50	138	Feb-16	Dec-42	0.15	IPCA
	Palhoça Pinheira/Imbituba	9.50	138	Feb-16	Dec-42	0.15	IPCA
	Joinville Santa Catarina / Picarras	1.00	138	Oct-99	Dec-42	0.23	IPCA
	Joinville / Joinville Santa Catarina	1.06	138	Oct-99	Dec-42
	Araquari/Joinville GM	0.10	138	May-12	Dec-42	0.25	IPCA
	Joinville/Joinville GM	0.10	138	May-12	Dec-42	0.10	IPCA
	Ivinhema2/Nova Andradina	9.77	138	Jul-16	Dec-42	0.13	IPCA
	Nova Andradina - Porto Primavera	12.23	138	Jul-16	Dec-42	0.71	IPCA
	Ivinhema/Ivinhema 2	3.50	138	Jan-16	Jan-44	0.33	IPCA
	Ivinhema2/Nova Andradina	3.50	138	Jan-16	Jan-44	0.44	IPCA
	Biguaçu / Tijucas (improvements)	-	138	Nov-12	Dec-42	0.02	IPCA
	Uruguaiana converter / Passo de Los Libres - 132 kV	12.50	132	Sep-94	Jul-21	0.35	IPCA
(1) Last readjustment on 07/01/2016

(2) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Battle-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(3) AAR amounts considered were established by ReH 2098/2016 for the cycle 2016/2017.

(4) LT Bom Despacho 3-Ouro Preto 2, in 500 kV (CC 003/2009): The total amount of the AAR cycle 2016/2017 is R$ 10,960,934.33, and Furnas is receiving the partial AAR in the Amount of R$ 9,872,839.01 related to assets that entered into commercial operation.

(5) The 230kV TL is in the concession contract of HPU Manso, not having, for this reason, its own AAR. As it belongs to a generation contract, Furnas has only 70% of the line. TL 138kV was built to supply the residential village, at the time of HPU implementation. However, the population once supplied still needed to be served. Unsuccessfully, an attempt to transfer this TL to Cemat was done. Furnas maintains this TL but there is no associated revenue.

(6) Binational enterprise (Brazil-Uruguay Interconnection), with partial assignment of rights between Eletrobras and Eletrosul. The annual pass-through of revenue is R$ 19.5 million, readjusted in March of each year.

(7) Non-onerous transfer of assets of Foz do Chapecó Energia S.A.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

III.3.2 Transmission Lines – Enterprises renewed under terms of 12,783 law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 12.31.16(R$ Million)(1)	Readjustment Index
Eletronorte	Boa Vista- Santa Elena	190.20	230	Jun-01	Dec-42	(2)	(2)
	Coaracy Nunes - Santana - C1	108.00	138	Oct-75	Dec-42	(2)	(2)
	Coaracy Nunes - Santana - C2	109.00	138	Feb-05	Dec-42	(2)	(2)
	Santana – Portuária	4.00	138	Apr-96	Dec-42	(2)	(2)
	Coaracy Nunes - Tartarugalzinho	87.00	138	Jun-00	Dec-42	(2)	(2)
	Santana - Macapá II	20.00	69	Nov-96	Dec-42	(2)	(2)
	Santana – Equatorial	13.00	69	Aug-00	Dec-42	(2)	(2)
	Tartarugalzinho – Calçoene	130.00	69	Dec-01	Dec-42	(2)	(2)
	Tartarugalzinho – Amapá	17.00	69	Feb-02	Dec-42	(2)	(2)
	Santana - Santa Rita	12.60	69	Dec-07	Dec-42	(2)	(2)
	Equatorial - Santa Rita	5.09	69	Sep-08	Dec-42	(2)	(2)
	Colinas – Miracema	173.97	500	Mar-99	Dec-42	8.42	9.40%
	Imperatriz – Colinas	342.60	500	Mar-99	Dec-42	14.13	9.40%
	Imperatriz – Marabá - C1	181.09	500	Apr-81	Dec-42	7.93	9.40%
	Imperatriz – Marabá - C2	181.82	500	Mar-88	Dec-42	7.77	9.40%
	Tucuruí – Marabá – C1	222.14	500	Oct-81	Dec-42	9.13	9.40%
	Tucuruí – Marabá – C2	221.70	500	Feb-88	Dec-42	9.31	9.40%
	Tucuruí - Vila do Conde	327.10	500	Dec-81	Dec-42	12.01	9.40%
	Tucuruí (Plant) - Tucuruí (Se)	10.71	500	nov/84 a mai/05	Jul-24	3.80	-
	Pres. Dutra - Boa Esperança	205.39	500	Jan-00	Dec-42	8.41	9.40%
	Imperatriz - Pres. Dutra - C1	386.60	500	Oct-82	Dec-42	14.89	9.40%
	Imperatriz - Pres. Dutra - C2	385.30	500	Jan-00	Dec-42	14.79	9.40%
	Miranda II - S.Antonio dos Lopes	142.60	500	Nov-10	Dec-42	1.96	-
	S.Antonio dos Lopes - Pres. Dutra	52.90	500	Nov-10	Dec-42	5.51	9.40%
	Miranda II - Pres. Dutra – C2	195.80	500	Mar-86	Dec-42	7.52	9.40%
	São Luiz II - Miranda II – C1	106.80	500	Jul-84	Dec-42	4.31	9.40%
	São Luiz II - Miranda II – C2	106.80	500	Mar-86	Dec-42	4.31	9.40%
	Altamira – Rurópolis	-	230	Oct-88	Dec-42	6.00	9.40%
	Altamira – Transamazônica	184.62	230	Oct-88	Dec-42	0.73	9.40%
	Transamazônica – Rurópolis	145.40	230	Oct-88	Dec-42	0.73	9.40%
	Guamá - Utinga - C1	19.40	230	Dec-81	Dec-42	0.60	9.40%
	Guamá - Utinga - C2	19.40	230	Dec-81	Dec-42	0.60	9.40%
	Tucuruí – Altamira	317.60	230	Jun-98	Dec-42	5.89	9.40%
	Utinga - Castanhal	69.27	230	Dec-94	Dec-42	2.31	9.40%
	Castanhal - Santa Maria	25.04	230	Dec-94	Dec-42	1.33	9.40%
	Vila do Conde - Guamá - C1	49.30	230	Apr-81	Dec-42	0.88	9.40%
	Vila do Conde - Guamá - C2	49.30	230	Dec-82	Dec-42	0.84	9.40%
	Marabá - Carajás	145.00	230	Oct-04	Dec-42	2.13	9.40%
	Carajás – Integradora - C1	83.00	230	Aug-08	Dec-42	(4)	(4)
	Carajás – Integradora - C2	85.35	230	Aug-13	Dec-42	0.72	9.40%
	Carajás – Integradora - C3	85.35	230	Aug-13	Dec-42	0.64	9.40%
	Imperatriz - Porto Franco	110.10	230	Oct-94	Dec-42	1.80	9.40%
	São Luiz II - Miranda II	105.30	230	Nov-02	Dec-42	1.90	9.40%
	São Luiz II - São Luiz I - C1	18.60	230	Jan-83	Dec-42	0.61	9.40%
	São Luiz II - São Luiz I – C2	19.00	230	Sep-88	Dec-42	0.61	9.40%
	Miranda II - Peritoró	94.20	230	Dec-02	Dec-42	1.75	9.40%
	Pres. Dutra - Peritoró	115.00	230	Mar-03	Dec-42	1.75	9.40%
	Peritoró - Coelho Neto	223.00	230	Jul-06	Dec-42	3.31	9.40%
	Coelho Neto - Teresina	127.10	230	Sep-06	Dec-42	1.89	9.40%
	São Luiz II - TPP São Luiz	0.05	230	Jan-82	Dec-42	-	-
	Barra Peixe – Rondonópolis – C1	217.00	230	Oct-97	Dec-42	3.16	9.40%
	Rondonópolis - Coxipó - C1	187.80	230	Sep-88	Dec-42	3.11	9.40%
	Rondonópolis - Coxipó - C2	187.80	230	Jul-84	Dec-42	3.06	9.40%
	Coxipó - Nobres	112.41	230	Sep-96	Dec-42	2.47	9.40%
	Nobres – Nova Mutum - C1	104.57	230	Sep-96	Dec-42	2.00	9.40%
	Nova Mutum – Lucas do Rio Verde - C1	93.80	230	Sep-96	Dec-42	1.41	9.40%
	Lucas do Rio Verde - Sorriso C-1	52.50	230	Sep-96	Dec-42	0.86	9.40%
	Sinop - Sorriso C-1	74.78	230	Sep-96	Dec-42	0.90	9.40%
	Barra Peixe – Rondonópolis – C2	216.79	230	Mar-08	Dec-42	3.51	9.40%
	Rio Verde (C. Magalhães) – Rondonópolis	177.83	230	Jul-83	Dec-42	0.50	9.40%
	Jauru - Coxipó - C1	-	230	Jun-03	Dec-42	PORTIONED	0.00%
	Jauru - Várzea Grande - C1	336.89	230	Jun-03	Dec-42	5.19	9.40%
	Várzea Grande - Coxipó - C1	28.80	230	Jun-03	Dec-42	1.20	9.40%
	Jauru - Coxipó - C2	-	230	Jun-03	Dec-42	PORTIONED	0.00%
	Jauru - Várzea Grande - C2	336.89	230	Jun-03	Dec-42	4.79	9.40%
	Várzea Grande - Coxipó - C2	28.80	230	Jun-03	Dec-42	0.96	9.40%
	Abunã - Rio Branco –C1	302.00	230	Nov-02	Dec-42	4.64	9.40%
	Ariquemes - Jarú	83.82	230	Sep-94	Dec-42	1.76	9.40%
	Jarú - Ji-Paraná	80.69	230	Sep-94	Dec-42	1.80	9.40%
	Samuel - Ariquemes	151.60	230	Aug-94	Dec-42	2.35	9.40%
	Samuel - Porto Velho – C1	40.55	230	Jul-89	Dec-42	0.75	9.40%
	Samuel - Porto Velho – C2	40.55	230	Jul-89	Dec-42	0.75	9.40%
	Samuel (Plant) - Samuel (SE)	2.85	230	Jul-89	Sep-29	- 0.00	(3)
	Porto Velho - Abunã	188.00	230	May-02	Dec-42	3.07	9.40%
	Ji-Paraná - Pimenta Bueno	117.80	230	Jun-08	Dec-42	2.08	9.40%
	Pimenta Bueno – Vilhena	160.20	230	Oct-08	Dec-42	2.71	9.40%
	Tucuruí-Vila - Cametá	214.21	138	Aug-98	Dec-42	2.00	9.40%
	Curuá-Una - Tapajós-Celpa	68.80	138	Jan-06	Jul-28	(3)	(3)
	Coxipó - São Tadeu	44.17	138	Jul-81	Dec-42	1.74	9.40%
	São Tadeu - Jaciara	77.92	138	Jul-81	Dec-42	1.74	9.40%
	Jaciara - Rondonopolis-Cemat	70.00	138	Jul-81	Dec-42	1.74	9.40%
	Couto Magalhães - Rondonopolis-Cemat	176.00	138	Apr-81	Dec-42	1.64
	Tucuruí - Tucuruí Vila - C2	2.30	69	Jul-97	Dec-42	-
	Tucuruí - Tucuruí Vila - C1	-	69	Jan-00	Jan-00	-
	Tucuruí (Plant) - Tucuruí (SS)	1.40	69	Jan-80	Dec-42	0.05
	Tucuruí (Plant) - Tucuruí (SS)	1.40	69	Dec-85	Dec-42	0.05

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Eletronorte	Angelim II-Pau Ferro, C1	219.40	500	Aug-77	Dec-42	(5)	9.32%
	Recife II-Pau Ferro, C1	114.50	500	Aug-77	Dec-42	(5)	9.32%
	Angelim II-Recife II, C2	170.70	500	Mar-80	Dec-42	(5)	9.32%
	Jardim-Camaçari IV, C1	249.60	500	May-00	Dec-42	(5)	9.32%
	Camaçari II-Camaçari IV, C1	0.30	500	Nov-12	Dec-42	(5)	9.32%
	Garanhuns II-Angelim II, C1	13.20	500	Feb-77	Dec-42	(5)	9.32%
	L. Gonzaga-Garanhuns II, C1	238.70	500	Feb-77	Dec-42	(5)	9.32%
	L. Gonzaga-Milagres, C1	230.80	500	Feb-02	Dec-42	(5)	9.32%
	L. Gonzaga-Olindina, C1	248.60	500	May-76	Dec-42	(5)	9.32%
	Luiz Gonzaga-Sobradinho, C1	290.60	500	Oct-79	Dec-42	(5)	9.32%
	Messias-Suape II, C1	176.60	500	Dec-98	Dec-42	(5)	9.32%
	Suape II-Recife II, C1	45.40	500	Dec-98	Dec-42	(5)	9.32%
	Milagres-Quixada, C1	268.00	500	Sep-03	Dec-42	(5)	9.32%
	Olindina-Camacari II, C1	147.20	500	Oct-76	Dec-42	(5)	9.32%
	Olindina-Camacari II, C2	146.90	500	Sep-78	Dec-42	(5)	9.32%
	P.Afonso IV-Angelim II, C2	221.50	500	Jul-79	Dec-42	(5)	9.32%
	P.Afonso IV-Olindina, C2	212.80	500	Jun-78	Dec-42	(5)	9.32%
	P.Afonso IV-L. Gonzaga, C1	37.40	500	Oct-79	Dec-42	(5)	9.32%
	P.Afonso IV-Xingo, C1	53.80	500	Feb-93	Dec-42	(5)	9.32%
	Pres.Dutra II-Teresina II, C1	207.90	500	May-00	Dec-42	(5)	9.32%
	Pres.Dutra II-Teresina II, C1mo	207.70	500	Apr-03	Dec-42	(5)	9.32%
	Quixada-FortalezaII, C1	136.50	500	Sep-03	Dec-42	(5)	9.32%
	Sobral III-Pecem II, C1	176.60	500	May-00	Dec-42	(5)	9.32%
	Pecem II-Fortaleza II, C1	73.10	500	May-00	Dec-42	(5)	9.32%
	S.J.Piaui-B.Esperanca, C1	233.50	500	Dec-80	Dec-42	(5)	9.32%
	Sobradinho-S.J.Piaui, C1	211.00	500	Dec-80	Dec-42	(5)	9.32%
	Sobradinho-Luiz Gonzaga, C2	316.00	500	Jun-88	Dec-42	(5)	9.32%
	Teresina II-Sobral III, C1	334.20	500	May-00	Dec-42	(5)	9.32%
	Plant Luiz Gonzaga-L.Gonzaga, C1	0.60	500	May-79	Dec-42	(5)	9.32%
	Plant Luiz Gonzaga-L.Gonzaga, C2	0.60	500	May-79	Dec-42	(5)	9.32%
	Plant Luiz Gonzaga-L.Gonzaga, C3	0.60	500	May-79	Dec-42	(5)	9.32%
	Plant IV-P.Afonso IV, C1	0.60	500	Dec-79	Dec-42	(5)	9.32%
	Plant IV-P.Afonso IV, C2	0.60	500	May-80	Dec-42	(5)	9.32%
	Plant IV-P.Afonso IV, C3	0.60	500	Oct-80	Dec-42	(5)	9.32%
	Plant IV-P.Afonso IV, C4	0.60	500	Jul-81	Dec-42	(5)	9.32%
	Plant IV-P.Afonso IV, C5	0.60	500	Dec-81	Dec-42	(5)	9.32%
	Plant IV-P.Afonso IV, C6	0.60	500	May-83	Dec-42	(5)	9.32%
	Plant Sobradinho-Sobradinho, C1	0.40	500	Oct-79	Dec-42	(5)	9.32%
	Plant Sobradinho-Sobradinho, C2	0.30	500	Oct-79	Dec-42	(5)	9.32%
	Plant Sobradinho-Sobradinho, C3	0.30	500	Oct-79	Dec-42	(5)	9.32%
	Plant Xingo – Xingo, C1	0.90	500	Oct-95	Dec-42	(5)	9.32%
	Plant Xingo – Xingo, C2	0.90	500	Oct-95	Dec-42	(5)	9.32%
	Plant Xingo – Xingo, C3	0.90	500	Oct-95	Dec-42	(5)	9.32%
	Plant.Xingo.- Xingo, C4	0.90	500	Oct-95	Dec-42	(5)	9.32%
	Plant Xingo – Xingo, C5	0.80	500	Mar-94	Dec-42	(5)	9.32%
	Plant Xingo – Xingo, C6	0.80	500	Nov-94	Dec-42	(5)	9.32%
	Xingo-Jardim, C1	159.80	500	May-00	Dec-42	(5)	9.32%
	Xingo-Messias, C1	219.00	500	Feb-93	Dec-42	(5)	9.32%
	Angelim-Messias, C1	78.90	230	Apr-77	Dec-42	(5)	9.32%
	Angelim-Messias, C2	78.50	230	Oct-76	Dec-42	(5)	9.32%
	Angelim-Messias, C3	79.10	230	Aug-86	Dec-42	(5)	9.32%
	Angelim-Ribeirão, C1	115.70	230	Jan-53	Dec-42	(5)	9.32%
	Angelim-Recife II, C2	171.70	230	Jan-67	Dec-42	(5)	9.32%
	Angelim-Recife II, C3	171.70	230	Jan-61	Dec-42	(5)	9.32%
	Angelim-Tacaimbó, C1	63.90	230	Mar-63	Dec-42	(5)	9.32%
	Angelim-Tacaimbó, C2	64.10	230	Mar-73	Dec-42	(5)	9.32%
	Angelim-Tacaimbó, C3	65.70	230	Jun-98	Dec-42	(5)	9.32%
	Arapiraca III–Rio Largo II, C1	124.70	230	Jan-98	Dec-42	(5)	9.32%
	Arapiraca III–Penedo, C1	89.60	230	Jan-98	Dec-42	(5)	9.32%
	Boa Esperança-Teresina, C1	198.00	230	Mar-70	Dec-42	(5)	9.32%
	Boa Esperança-Teresina, C2	198.00	230	Dec-81	Dec-42	(5)	9.32%
	Bongi-Açonorte, C1	6.00	230	Aug-76	Dec-42	(5)	9.32%
	B.Jesus da Lapa-Barreiras, C1	233.50	230	Dec-90	Dec-42	(5)	9.32%
	Banabuiu-Fortaleza, C1	177.20	230	Oct-65	Dec-42	(5)	9.32%
	Banabuiu-Fortaleza, C2	176.00	230	Jul-78	Dec-42	(5)	9.32%
	Aquiraz II-Banabuiu, C1	181.80	230	Aug-78	Dec-42	(5)	9.32%
	Aquiraz II-Fortaleza, C1	30.10	230	Aug-78	Dec-42	(5)	9.32%
	Banabuiu-Mossoro II, C1	177.20	230	Jul-03	Dec-42	(5)	9.32%
	Banabuiu-Mossoro II, C2	177.20	230	Apr-16	Dec-42	(5)	9.32%
	Banabuiu-Russas II, C1	110.40	230	May-71	Dec-42	(5)	9.32%
	Bom Nome-Milagres, C1	83.70	230	Sep-61	Dec-42	(5)	9.32%
	Bom Nome-Milagres, C2	84.10	230	Dec-74	Dec-42	(5)	9.32%
	Bom Nome-Milagres, C3	83.90	230	Sep-79	Dec-42	(5)	9.32%
	Cauipe-Sobral, C1	177.40	230	Nov-73	Dec-42	(5)	9.32%
	Cicero Dantas-Catu, C1	200.70	230	Mar-68	Dec-42	(5)	9.32%
	Cicero Dantas-Catu, C2	201.30	230	Apr-72	Dec-42	(5)	9.32%
	C. Grande II - C. Grande III, C1	10.60	230	Oct-99	Dec-42	(5)	9.32%
	C. Grande II - C. Grande III, C2	10.60	230	Oct-02	Dec-42	(5)	9.32%
	Campina Grande-Coteminas, C1	2.50	230	Oct-99	Dec-42	(5)	9.32%
	Campina Grande-Goianinha, C1	99.30	230	Feb-70	Dec-42	(5)	9.32%
	C. Grande III – Extremoz II C1	191.40	230	Oct-99	Dec-42	(5)	9.32%
	Campina Grande III-Natal III, C1	175.80	230	Oct-02	Dec-42	(5)	9.32%
	Natal III-Natal II, C1	11.60	230	Oct-99	Dec-42	(5)	9.32%
	Natal III-Natal II, C2	11.60	230	Oct-02	Dec-42	(5)	9.32%
	Campina Grande II-Paraiso, C1	118.10	230	May-79	Dec-42	(5)	9.32%
	Campina Grande II-Paraiso, C2	119.00	230	Apr-79	Dec-42	(5)	9.32%
	Camaçari-Caraíba Metais, C1	3.20	230	Feb-82	Dec-42	(5)	9.32%
	Camaçari-Cqr, C1	7.20	230	May-92	Dec-42	(5)	9.32%
	Camaçari IV-Cotegipe, C1	22.90	230	Jun-70	Dec-42	(5)	9.32%

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Chesf	Camaçari-Cotegipe, C2	23.50	230	Oct-76	Dec-42	(5)	9.32%
	Camaçari-Gov.Mangabeira, C1	83.70	230	Sep-82	Dec-42	(5)	9.32%
	Camaçari-Gov.Mangabeira, C2	83.70	230	Sep-82	Dec-42	(5)	9.32%
	Camaçari IV-Jacaracanga, C1	19.20	230	Jul-77	Dec-42	(5)	9.32%
	Camaçari IV-Jacaracanga, C2	19.20	230	Mar-77	Dec-42	(5)	9.32%
	Camaçari-Matatu, C1	47.00	230	Aug-53	Dec-42	(5)	9.32%
	Camaçari IV-Pituaçu, C1	39.20	230	Oct-84	Dec-42	(5)	9.32%
	Camaçari-Pituaçu, C2	39.20	230	Jan-02	Dec-42	(5)	9.32%
	Cotegipe-Jacaracanga, C1	15.20	230	Dec-71	Dec-42	(5)	9.32%
	Cotegipe-Matatu, C1	30.00	230	May-77	Dec-42	(5)	9.32%
	Catu-Camaçari, C1	25.00	230	Jun-70	Dec-42	(5)	9.32%
	Catu-Camaçari, C2	25.00	230	Aug-53	Dec-42	(5)	9.32%
	Catu-Gov.Mangabeira, C1	77.20	230	Aug-67	Dec-42	(5)	9.32%
	Catu-Itabaianinha, C1	143.90	230	Aug-53	Dec-42	(5)	9.32%
	Funil-Itapebi, C1	198.10	230	Jul-90	Dec-42	(5)	9.32%
	Funil-Itapebi, C2	198.10	230	Jul-90	Dec-42	(5)	9.32%
	Fortaleza-Cauipe, C1	58.20	230	Nov-73	Dec-42	(5)	9.32%
	Fortaleza-Delmiro Gouveia, C1	7.10	230	Jun-89	Dec-42	(5)	9.32%
	Fortaleza-Delmiro Gouveia, C2	7.10	230	Jun-89	Dec-42	(5)	9.32%
	Fortaleza-Fortaleza II, C1	0.30	230	Feb-00	Dec-42	(5)	9.32%
	Fortaleza-Fortaleza II, C2	0.30	230	Feb-00	Dec-42	(5)	9.32%
	Fortaleza-Fortaleza II, C3	0.30	230	Oct-05	Dec-42	(5)	9.32%
	Fortaleza II-Cauipe, C1	58.00	230	Nov-03	Dec-42	(5)	9.32%
	Fortaleza II-Cauipe, C2	58.00	230	Nov-03	Dec-42	(5)	9.32%
	Fortaleza II-Pici, C1	27.50	230	May-09	Dec-42	(5)	9.32%
	Fortaleza II-Pici, C2	27.50	230	May-09	Dec-42	(5)	9.32%
	Goianinha-Santa Rita II, C1	59.00	230	Oct-77	Dec-42	(5)	9.32%
	Santa Rita II-Mussuré, C1	17.00	230	Oct-77	Dec-42	(5)	9.32%
	Goianinha-Mussure, C2	50.60	230	Oct-77	Dec-42	(5)	9.32%
	Gov.Mangabeira-Sapeaçu, C1	23.50	230	Dec-68	Dec-42	(5)	9.32%
	Gov.Mangabeira-Sapeaçu, C2	22.50	230	Feb-84	Dec-42	(5)	9.32%
	Gov.Mangabeira-Sapeaçu, C3	22.60	230	Feb-84	Dec-42	(5)	9.32%
	Icó-Banabuiú, C1	124.70	230	Dec-77	Dec-42	(5)	9.32%
	Itapebi-Eunápolis, C1	47.00	230	Jul-90	Dec-42	(5)	9.32%
	Itapebi-Eunápolis, C2	47.00	230	Jul-90	Dec-42	(5)	9.32%
	Irecê-Brotas de Macaúba, C1	135.40	230	Sep-81	Dec-42	(5)	9.32%
	Brotas de Macaúba-B.J Lapa, C1	204.60	230	Sep-81	Dec-42	(5)	9.32%
	Itabaianinha-Itabaiana, C1	76.80	230	Aug-53	Dec-42	(5)	9.32%
	Itabaiana-Jardim, C1	44.00	230	Aug-79	Dec-42	(5)	9.32%
	Itabaiana-Jardim, C2	44.00	230	Aug-79	Dec-42	(5)	9.32%
	Jacaracanga-Alunordeste, C1	1.80	230	May-83	Dec-42	(5)	9.32%
	Jacaracanga-Dow, C1	7.90	230	Jul-77	Dec-42	(5)	9.32%
	Jacaracanga-Dow, C2	7.80	230	Mar-77	Dec-42	(5)	9.32%
	Jardim-Fafen, C1	12.50	230	Aug-81	Dec-42	(5)	9.32%
	Jardim-Cia.Vale.Rio Doce, C1	0.80	230	Feb-07	Dec-42	(5)	9.32%
	Jaguarari-Sr. do Bonfim, C1	80.70	230	Jan-80	Dec-42	(5)	9.32%
	Juazeiro -Jaguarari, C1	88.00	230	Jan-80	Dec-42	(5)	9.32%
	Juazeiro II-Sr.do Bonfim II, C2	148.60	230	Apr-81	Dec-42	(5)	9.32%
	Libra-Libra, C1	1.50	230	Dec-91	Dec-42	(5)	9.32%
	Milagres-Banabuiu, C1	225.90	230	Feb-65	Dec-42	(5)	9.32%
	Milagres-Ico, C1	103.40	230	Dec-77	Dec-42	(5)	9.32%
	Milagres-Banabuiu, C3	225.10	230	Dec-77	Dec-42	(5)	9.32%
	Milagres-Coremas, C1	119.40	230	Nov-86	Dec-42	(5)	9.32%
	Mirueira-Pau Ferro, C1	23.10	230	Oct-99	Dec-42	(5)	9.32%
	Mirueira-Goianinha, C1	50.10	230	Dec-89	Dec-42	(5)	9.32%
	Messias-Maceió, C1	25.90	230	Nov-96	Dec-42	(5)	9.32%
	Messias-Maceió, C2	25.90	230	Nov-96	Dec-42	(5)	9.32%
	Messias-Rio Largo, C1	11.90	230	Aug-86	Dec-42	(5)	9.32%
	Messias-Rio Largo, C2	11.60	230	Oct-76	Dec-42	(5)	9.32%
	Messias-Rio Largo, C3	11.60	230	Apr-77	Dec-42	(5)	9.32%
	Mossoró-Açu, C1	71.30	230	Jul-87	Dec-42	(5)	9.32%
	Natal III - Extremoz II, C1	17.00	230	Feb-14	Dec-42	(5)	9.32%
	Olindina-Olindina, C1	0.20	230	May-80	Dec-42	(5)	9.32%
	Olindina-Olindina, C2	0.20	230	May-80	Dec-42	(5)	9.32%
	Paulo Afonso-Angelim, C1	221.30	230	Jan-53	Dec-42	(5)	9.32%
	Paulo Afonso-Garanhuns II, C1	209.30	230	Jan-67	Dec-42	(5)	9.32%
	Paulo Afonso-Garanhuns II, C2	209.30	230	Jan-61	Dec-42	(5)	9.32%
	Paulo Afonso-Garanhuns II, C3	214.10	230	Dec-73	Dec-42	(5)	9.32%
	Garanhuns II-Angelim, C1	12.30	230	Jan-61	Dec-42	(5)	9.32%
	Garanhuns II-Angelim, C2	11.60	230	Dec-73	Dec-42	(5)	9.32%
	Floresta II-Bom Nome,230 Kv,C1	92.20	230	Dec-74	Dec-42	(5)	9.32%
	P.Afonso-Tacaratu, 230 Kv, C1	47.40	230	Oct-61	Dec-42	(5)	9.32%
	Tacaratu-Bom Nome, 230 Kv, C1	137.10	230	Oct-61	Dec-42	(5)	9.32%
	Paulo Afonso-Bom Nome, C3	170.80	230	Nov-78	Dec-42	(5)	9.32%
	Paulo Afonso-C. Dantas, C1	134.20	230	Mar-68	Dec-42	(5)	9.32%
	Paulo Afonso-C. Dantas, C2	133.80	230	Jun-72	Dec-42	(5)	9.32%
	Paulo Afonso – Floresta II, C1	79.00	230	Dec-74	Dec-42	(5)	9.32%
	Paulo Afonso-Itabaiana, C2	162.50	230	Apr-87	Dec-42	(5)	9.32%
	Paulo Afonso-Itabaiana, C3	162.50	230	Sep-85	Dec-42	(5)	9.32%
	Paulo Afonso IV-P.Afonso, C1	1.10	230	Oct-79	Dec-42	(5)	9.32%
	Paulo Afonso IV-P.Afonso, C2	1.40	230	Feb-81	Dec-42	(5)	9.32%
	Pau Ferro-Coteminas, C1	123.90	230	Oct-99	Dec-42	(5)	9.32%
	Pau Ferro-Campina Grande II, C2	125.90	230	Oct-99	Dec-42	(5)	9.32%
	Paraiso-Natal II, C1	96.20	230	May-79	Dec-42	(5)	9.32%
	Paraiso-Natal II, C2	97.20	230	Apr-79	Dec-42	(5)	9.32%
	Ibiapina II-Piripiri, C1	86.00	230	Aug-73	Dec-42	(5)	9.32%
	Ibiapina I-Sobral, C1	103.00	230	Aug-73	Dec-42	(5)	9.32%
	Pituaçu-Narandiba, C1	3.60	230	Nov-83	Dec-42	(5)	9.32%
	Pituaçu-Narandiba, C2	3.60	230	Nov-83	Dec-42	(5)	9.32%
	Pituaçu-Pituaçu, C1	2.00	230	Jan-77	Dec-42	(5)	9.32%
	Recife II-Joairam, C1	7.40	230	Jan-67	Dec-42	(5)	9.32%
	Recife II-Joairam, C2	7.40	230	Jan-67	Dec-42	(5)	9.32%

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Recife II-Joairam, C3	7.40	230	Jan-61	Dec-42	(5)	9.32%
Joairam-Bongi, C1	6.30	230	Jan-53	Dec-42	(5)	9.32%
Joairam-Bongi, C2	6.40	230	Jan-67	Dec-42	(5)	9.32%
Joairam-Bongi, C3	6.40	230	Jan-61	Dec-42	(5)	9.32%
Recife II-Goianinha, C1	71.40	230	Feb-72	Dec-42	(5)	9.32%
Recife II-Goianinha, C2	71.50	230	Feb-72	Dec-42	(5)	9.32%
Recife II-Mirueira, C1	31.00	230	Jun-80	Dec-42	(5)	9.32%
Recife II-Mirueira, C2	31.50	230	Jun-80	Dec-42	(5)	9.32%
Recife II-Mirueira, C3	31.50	230	Jun-86	Dec-42	(5)	9.32%
Recife II-Pau Ferro, C1	33.20	230	Sep-04	Dec-42	(5)	9.32%
Recife II-Pau Ferro, C2	33.20	230	Sep-04	Dec-42	(5)	9.32%
Recife II-Pirapama II, C1	27.60	230	Jun-80	Dec-42	(5)	9.32%
Recife II-Pirapama II, C2	27.60	230	Jun-80	Dec-42	(5)	9.32%
Ribeirão-Recife II, C1	56.60	230	Sep-94	Dec-42	(5)	9.32%
Rio Largo-Braskem, C1	23.20	230	Jun-76	Dec-42	(5)	9.32%
Quixere-MossoróII,C1	50.20	230	Apr-81	Dec-42	(5)	9.32%
Russas II – Quixere, C1	25.40	230	Apr-81	Dec-42	(5)	9.32%
Sobral III-Sobral II, C1	13.80	230	May-09	Dec-42	(5)	9.32%
Sobral III-Sobral II, C2	13.80	230	May-09	Dec-42	(5)	9.32%
Sobral II – Cccp, 230 Kv, C1	2.90	230	Jun-01	Dec-42	(5)	9.32%
S.João Piauí-Picos, C1	167.80	230	Jul-85	Dec-42	(5)	9.32%
S.João Piaui-Eliseu Martins, C1	172.90	230	Feb-98	Dec-42	(5)	9.32%
C. Formoso-Irecê, C1	158.20	230	Sep-81	Dec-42	(5)	9.32%
Sr.do Bonfim-C. Formoso, C1	64.70	230	Sep-81	Dec-42	(5)	9.32%
Sapeaçu-Funil, C1	195.70	230	Dec-68	Dec-42	(5)	9.32%
Sapeaçu- S.Ant.Jesus, C2	32.00	230	Feb-84	Dec-42	(5)	9.32%
Sapeaçu- S.Ant.Jesus, C3	32.00	230	Feb-84	Dec-42	(5)	9.32%
S.Ant.Jesus-Funil, C2	162.60	230	Feb-84	Dec-42	(5)	9.32%
S.Ant.Jesus-Funil, C3	162.10	230	Feb-84	Dec-42	(5)	9.32%
Tacaimbo-C.Grande II, C1	124.70	230	Jun-85	Dec-42	(5)	9.32%
Tacaimbo-C.Grande II, C2	124.70	230	Jun-85	Dec-42	(5)	9.32%
Teresina I-Teresina II, C1	25.30	230	Sep-02	Dec-42	(5)	9.32%
Teresina I-Teresina II, C2	25.30	230	Sep-02	Dec-42	(5)	9.32%
Teresina-Piripiri, C1	154.70	230	Nov-71	Dec-42	(5)	9.32%
Plant Apol.Sales- P.Afonso, C1	5.80	230	Oct-77	Dec-42	(5)	9.32%
Plant Apol.Sales- P.Afonso, C2	5.70	230	Mar-77	Dec-42	(5)	9.32%
Plant B.Esperança-B.Esperança, C1	2.80	230	Dec-80	Dec-42	(5)	9.32%
Sobradinho-Juazeiro II, C1	42.50	230	Jan-80	Dec-42	(5)	9.32%
Sobradinho-Juazeiro II, C2	42.50	230	Apr-81	Dec-42	(5)	9.32%
Plant II-Paulo Afonso, C1	0.70	230	Oct-61	Dec-42	(5)	9.32%
Plant II-Paulo Afonso, C3	0.70	230	May-67	Dec-42	(5)	9.32%
Plant II-Paulo Afonso, C4	0.70	230	May-67	Dec-42	(5)	9.32%
Plant II-Paulo Afonso, C5	0.70	230	Dec-67	Dec-42	(5)	9.32%
Plant III-Paulo Afonso, C1	0.60	230	Oct-71	Dec-42	(5)	9.32%
Plant III-Paulo Afonso, C2	0.60	230	Apr-72	Dec-42	(5)	9.32%
Plant III-Paulo Afonso, C3	0.60	230	Apr-74	Dec-42	(5)	9.32%
Plant III-Paulo Afonso, C4	0.60	230	Aug-74	Dec-42	(5)	9.32%
Plant I-Paulo Afonso, C1	0.60	230	Jan-55	Dec-42	(5)	9.32%
Plant I-Paulo Afonso, C2	0.60	230	Jan-55	Dec-42	(5)	9.32%
C.Grande II-S.Cruz II, C1	117.30	138	Apr-63	Dec-42	(5)	9.32%
C.Grande II-Pilões, C1	79.30	138	Jan-68	Dec-42	(5)	9.32%
Paraíso-Santa Cruz II, C1	8.70	138	Jan-68	Dec-42	(5)	9.32%
Pilões – Paraíso, C1	107.90	138	Jan-68	Dec-42	(5)	9.32%
C. Novos-Santana do Matos, C1	38.80	138	Dec-67	Dec-42	(5)	9.32%
Santana do Matos-Açu, C1	49.60	138	Dec-67	Dec-42	(5)	9.32%
Santa Cruz II-C.Novos II, C1	55.00	138	Oct-65	Dec-42	(5)	9.32%
Plant II-Zebu, C1	6.00	138	Dec-64	Dec-42	(5)	9.32%
Abaixadora-Mulungu, C1	6.50	69	May-75	Dec-42	(5)	9.32%
Abaixadora-Moxoto, C1	5.30	69	Oct-70	Dec-42	(5)	9.32%
Abaixadora-Zebu, C1	5.40	69	Oct-72	Dec-42	(5)	9.32%
Camacari-Camacari, C2	1.40	69	Jun-60	Dec-42	(5)	9.32%
Cotegipe-Catu, C1	48.70	69	Jun-60	Dec-42	(5)	9.32%
Cotegipe-Catu, C2	48.70	69	Jun-60	Dec-42	(5)	9.32%
Jaboatao-Recife II, C1	3.10	69	Jan-65	Dec-42	(5)	9.32%
M.Reduzido-M.Reduzido, C1	0.50	69	Apr-73	Dec-42	(5)	9.32%
Matatu-Pituacu, C1	7.50	69	Jun-60	Dec-42	(5)	9.32%
Matatu-Pituacu, C2	7.40	69	Jun-60	Dec-42	(5)	9.32%
Pirapama II-Recife II, C1	21.30	69	Jan-65	Dec-42	(5)	9.32%
Pituacu-Cotegipe, C1	22.10	69	Jun-60	Dec-42	(5)	9.32%
Pituacu-Cotegipe, C2	21.90	69	Jun-60	Dec-42	(5)	9.32%
Plant de Pedra-Jequié, C1	20.50	69	Nov-78	Dec-42	(5)	9.32%
Vila Zebu-Itaparica, C1	27.00	69	Jul-77	Dec-42	(5)	9.32%
Zebu-Moxoto, C1	7.20	69	Apr-83	Dec-42	(5)	9.32%
Zebu-Xingo, C1	56.50	69	Aug-81	Dec-42	(5)	9.32%
Foz do Iguaçu - Ivaiporã 1	322.00	765	Aug-89	Dec-42	(6)	-
Foz do Iguaçu - Ivaiporã 2	323.00	765	Dec-86	Dec-42	(6)	-
Foz do Iguaçu - Ivaiporã 3	331.00	765	Mar-99	Dec-42	(6)	-
Itaberá - Ivaiporã 1	265.00	765	Aug-89	Dec-42	(6)	-
Itaberá - Ivaiporã 2	264.00	765	Oct-82	Dec-42	(6)	-
Itaberá - Ivaiporã 3	272.00	765	May-00	Dec-42	(6)	-
Itaberá - Tijuco Preto 1	305.00	765	Jul-89	Dec-42	(6)	-
Itaberá - Tijuco Preto 2	304.00	765	Oct-82	Dec-42	(6)	-
Itaberá - Tijuco Preto 3	312.00	765	May-01	Dec-42	(6)	-
Foz do Iguaçu - Ibiúna Bipolo 1	792.00	600	Mar-85	Dec-42	(6)	-
Foz do Iguaçu - Ibiúna Bipolo 2	820.00	600	Aug-87	Dec-42	(6)	-
Adrianópolis - Baixada Fluminense	19.00	500	May-04	Dec-42	(6)	-
Adrianópolis - Cachoeira Paulista 1	171.00	500	Feb-74	Dec-42	(6)	-
Adrianópolis – Grajaú	55.00	500	Dec-77	Dec-42	(6)	-
Adrianópolis – Resende	115.00	500	Dec-79	Dec-42	(6)	-
Adrianópolis - São José	33.00	500	Aug-91	Dec-42	(6)	-
Angra - Cachoeira Paulista	103.00	500	Jun-77	Dec-42	(6)	-
Angra - São José	133.00	500	Dec-98	Dec-42	(6)	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Furnas	Angra - Zona Oeste	97.50	500	Dec-98	Dec-42	(6)	-
	Araraquara – Campinas	171.00	500	Jul-76	Dec-42	(6)	-
	Araraquara - Poços de Caldas	176.00	500	Apr-76	Dec-42	(6)	-
	Baixada Fluminense - Cachoeira Paulista	160.50	500	May-04	Dec-42	(6)	-
	Cachoeira Paulista - Campinas	223.00	500	Sep-77	Dec-42	(6)	-
	Cachoeira Paulista - Itajubá	53.00	500	Jul-02	Dec-42	(6)	-
	Cachoeira Paulista - Resende	56.00	500	Dec-79	Dec-42	(6)	-
	Cachoeira Paulista - Taubaté	83.00	500	Jun-83	Dec-42	(6)	-
	Cachoeira Paulista - Tijuco Preto 1	181.00	500	Nov-88	Dec-42	(6)	-
	Campinas - Itatiba	26.50	500	Mar-03	Dec-42	(6)	-
	Grajaú - Zona Oeste	79.00	500	Dec-98	Dec-42	(6)	-
	Gurupi – Miracema	255.00	500	Mar-99	Dec-42	(6)	-
	Ibiúna - Itatiba	86.50	500	Mar-03	Dec-42	(6)	-
	Itumbiara - São Simão	166.00	500	Jan-79	Dec-42	(6)	-
	Marimbondo - Água Vermelha	172.00	500	Aug-79	Dec-42	(6)	-
	Marimbondo - Araraquara 1	195.00	500	Apr-76	Dec-42	(6)	-
	Marimbondo - Araraquara 2	194.00	500	Aug-76	Dec-42	(6)	-
	Poços de Caldas – Itajubá	139.00	500	Jul-02	Dec-42	(6)	-
	Serra da Mesa – Gurupi 1	256.00	500	Mar-99	Dec-42	(6)	-
	Serra da Mesa - Samambaia 1	249.00	500	Mar-98	Dec-42	(6)	-
	Serra da Mesa - Samambaia 2	248.50	500	Jan-99	Dec-42	(6)	-
	Tijuco Preto - Taubaté	108.50	500	Mar-84	Dec-42	(6)	-
	Adrianópolis - Itutinga 1	199.00	345	Mar-68	Dec-42	(6)	-
	Adrianópolis - Itutinga 2	199.00	345	Aug-70	Dec-42	(6)	-
	Adrianópolis - Jacarepaguá 1	38.00	345	Mar-68	Dec-42	(6)	-
	Adrianópolis - Jacarepaguá 2	38.00	345	Aug-70	Dec-42	(6)	-
	Adrianópolis - Macaé	177.00	345	Sep-02	Dec-42	(6)	-
	Adrianópolis - Venda das Pedras	107.00	345	Nov-01	Dec-42	(6)	-
	Bandeirantes - Samambaia 1	157.00	345	Feb-99	Dec-42	(6)	-
	Bandeirantes - Samambaia 2	155.00	345	Feb-99	Dec-42	(6)	-
	Barro Branco - Ouro Preto	59.00	345	Mar-05	Dec-42	(6)	-
	Barro Branco - Padre Fialho	104.50	345	Mar-05	Dec-42	(6)	-
	Campinas - Guarulhos	88.00	345	Feb-03	Dec-42	(6)	-
	Campinas - Poços de Caldas	126.00	345	Oct-72	Dec-42	(6)	-
	Campos - Macaé 1	89.00	345	Nov-01	Dec-42	(6)	-
	Campos - Macaé 2	89.00	345	Sep-02	Dec-42	(6)	-
	Campos – Viana	199.00	345	Dec-05	Dec-42	(6)	-
	Campos – Vitória	224.00	345	Sep-78	Dec-42	(6)	-
	Corumbá - Brasília Sul	254.00	345	Mar-97	Dec-42	(6)	-
	Corumbá – Itumbiara	79.00	345	Mar-97	Dec-42	(6)	-
	Furnas - Estreito	112.00	345	Feb-70	Dec-42	(6)	-
	Furnas - Itutinga 1	198.00	345	Mar-68	Dec-42	(6)	-
	Furnas - Itutinga 2	199.00	345	Dec-69	Dec-42	(6)	-
	Furnas - Mascarenhas de Moraes	104.00	345	May-68	Dec-42	(6)	-
	Furnas – Pimenta	66.00	345	Mar-67	Dec-42	(6)	-
	Furnas - Poços de Caldas 1	131.00	345	Sep-63	Dec-42	(6)	-
	Furnas - Poços de Caldas 2	131.00	345	Apr-65	Dec-42	(6)	-
	Guarulhos - Ibiúna 1	75.00	345	Jun-90	Dec-42	(6)	-
	Guarulhos - Ibiúna 2	75.00	345	Jul-90	Dec-42	(6)	-
	Guarulhos – Nordeste	35.00	345	Mar-64	Dec-42	(6)	-
	Guarulhos - Poços de Caldas 1	182.00	345	Sep-63	Dec-42	(6)	-
	Guarulhos - Poços de Caldas 2	184.00	345	Nov-66	Dec-42	(6)	-
	Ibiúna - Tijuco Preto 1	97.00	345	Nov-83	Dec-42	(6)	-
	Ibiúna - Tijuco Preto 2	97.00	345	Jul-84	Dec-42	(6)	-
	Itumbiara - Bandeirantes 1	180.00	345	Jul-73	Dec-42	(6)	-
	Itumbiara - Bandeirantes 2	180.00	345	Jul-77	Dec-42	(6)	-
	Itumbiara - Porto Colômbia	201.00	345	Jun-73	Dec-42	(6)	-
	L.C.Barreto - Estreito 1	24.00	345	Mar-69	Dec-42	(6)	-
	L.C.Barreto - Estreito 2	24.00	345	Feb-70	Dec-42	(6)	-
	L.C.Barreto - Poços de Caldas 1	198.00	345	Nov-69	Dec-42	(6)	-
	L.C.Barreto - Poços de Caldas 2	197.00	345	Sep-70	Dec-42	(6)	-
	L.C.Barreto - Volta Grande	112.00	345	Jun-73	Dec-42	(6)	-
	Macaé - Venda das Pedras	122.00	345	Nov-01	Dec-42	(6)	-
	Marimbondo - Porto Colômbia	77.00	345	Oct-75	Dec-42	(6)	-
	Mascarenhas de Moraes - Estreito	13.00	345	Mar-69	Dec-42	(6)	-
	Mogi das Cruzes – Atibaia	64.50	345	Feb-71	Dec-42	(6)	-
	Mogi das Cruzes – Nordeste	25.00	345	Mar-64	Dec-42	(6)	-
	Pimenta – Barreiro	198.00	345	Mar-67	Dec-42	(6)	-
	Poços de Caldas – Atibaia	142.50	345	Feb-71	Dec-42	(6)	-
	Porto Colômbia - Volta Grande	45.00	345	Jun-73	Dec-42	(6)	-
	Brasília Sul - Samambaia 1	13.50	345	Feb-99	Dec-42	(6)	-
	Brasília Sul - Samambaia 2	14.00	345	Feb-99	Dec-42	(6)	-
	Viana – Vitória	26.00	345	Dec-05	Dec-42	(6)	-
	Vitória - Padre Fialho	220.50	345	Mar-05	Dec-42	(6)	-
	Barro Alto – Niquelândia	87.00	230	Oct-99	Dec-42	(6)	-
	Brasília Geral - Brasília Sul 1	13.00	230	Oct-72	Dec-42	(6)	-
	Brasília Geral - Brasília Sul 2	13.00	230	Nov-06	Dec-42	(6)	-
	Barro Alto – Águas Lindas	102.00	230	Mar-82	Dec-42	(6)	-
	Brasília Sul - Águas Lindas	30.00	230	Mar-82	Dec-42	(6)	-
	Brasília Sul – Pirineus	107.00	230	Sep-07	Dec-42	(6)	-
	Itumbiara - Cachoeira Dourada	44.00	230	Oct-73	Dec-42	(6)	-
	Itumbiara - Rio Verde 1	208.00	230	Jan-86	Dec-42	(6)	-
	Itumbiara - Rio Verde 2	202.00	230	Apr-92	Dec-42	(6)	-
	Pirineus – Xavantes C1	40.00	230	Nov-06	Dec-42	(6)	-
	Rio Verde - Barra do Peixe 1	240.00	230	Nov-87	Dec-42	(6)	-
	Rio Verde - Barra do Peixe 2	240.00	230	Feb-94	Dec-42	(6)	-
	Rio Verde - Cachoeira Dourada 1	175.00	230	Dec-86	Dec-42	(6)	-
	Rio Verde – Rondonópolis	257.00	230	Nov-82	Dec-42	(6)	-
	Serra da Mesa - Niquelândia	105.00	230	Oct-99	Dec-42	(6)	-
	Adrianópolis - Cepel C1	1.50	138	Apr-81	Dec-42	(6)	-
	Adrianópolis - Cepel C2	1.50	138	Apr-81	Dec-42	(6)	-
	Adrianópolis - Magé C1	48.00	138	Apr-73	Dec-42	(6)	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Adrianópolis - Magé C2	48.00	138	Jan-73	Dec-42	(6)	-
Alcântara - Adrianópolis 1	19.50	138	Jul-76	Dec-42	(6)	-
Alcântara - Adrianópolis 2	20.00	138	Dec-98	Dec-42	(6)	-
Alcântara - Adrianópolis 3	20.00	138	Dec-98	Dec-42	(6)	-
Alcântara - Imbariê - Adrianópolis	19.50	138	May-75	Dec-42	(6)	-
Angra - Angra (Ampla)	34.00	138	Apr-71	Dec-42	(6)	-
Angra - Jacuacanga	34.00	138	Oct-77	Dec-42	(6)	-
Angra - Santa Cruz	96.00	138	Oct-77	Dec-42	(6)	-
Cachoeira Paulista - Volta Redonda 1	105.00	138	Nov-86	Dec-42	(6)	-
Cachoeira Paulista - Volta Redonda 2	105.00	138	Jun-87	Dec-42	(6)	-
Campos - Cachoeiro do Itapemirim C1	106.00	138	Feb-73	Dec-42	(6)	-
Campos - Cachoeiro do Itapemirim C2	106.00	138	Feb-73	Dec-42	(6)	-
Campos – Iriri	97.00	138	Aug-73	Dec-42	(6)	-
Campos - Rocha Leão	110.00	138	Feb-73	Dec-42	(6)	-
Couto Magalhães - Parque das Emas	80.50	138	Jan-77	Dec-42	(6)	-
Iriri - Rocha Leão	13.00	138	Aug-73	Dec-42	(6)	-
Jacarepaguá - Ari Franco	10.00	138	Dec-67	Dec-42	(6)	-
Jacarepaguá – Cosmos	24.00	138	Dec-67	Dec-42	(6)	-
Jacarepaguá - Mato Alto	16.00	138	Sep-73	Dec-42	(6)	-
Jacarepaguá – Paciência	23.00	138	Nov-72	Dec-42	(6)	-
Paciência – Palmares	5.00	138	Nov-72	Dec-42	(6)	-
Jacarepaguá – ZIN	33.00	138	Nov-72	Dec-42	(6)	-
Jacuacanga - Brisamar	44.00	138	Oct-77	Dec-42	(6)	-
Muriqui - Angra (Ampla)	36.00	138	Apr-71	Dec-42	(6)	-
Muriqui - Brisamar	20.00	138	Apr-71	Dec-42	(6)	-
Mato Alto - Palmares	13.00	138	Sep-73	Dec-42	(6)	-
Parque das Emas - Rio Claro	87.50	138	Jan-77	Dec-42	(6)	-
Rio Verde - Cachoeira Dourada 2	174.00	138	Aug-77	Dec-42	(6)	-
Rio Verde - Rio Claro	87.00	138	Jan-77	Dec-42	(6)	-
Rocha Leão - Magé 1	108.00	138	Jan-73	Dec-42	(6)	-
Rocha Leão - Magé 2	108.00	138	Jan-73	Dec-42	(6)	-
Santa Cruz - Brisamar 1	20.00	138	Oct-77	Dec-42	(6)	-
Santa Cruz - Brisamar 2	13.00	138	Apr-71	Dec-42	(6)	-
Santa Cruz - Jacarepaguá	38.00	138	Oct-72	Dec-42	(6)	-
Santa Cruz - Palmares 1	14.00	138	Nov-72	Dec-42	(6)	-
Santa Cruz - Palmares 2	14.00	138	Sep-73	Dec-42	(6)	-
Santa Cruz – ZIN	5.00	138	Nov-72	Dec-42	(6)	-
Santa Cruz - ZIN - Ari Franco	31.00	138	Dec-67	Dec-42	(6)	-
Santa Cruz - ZIN - Cosmos	17.00	138	Dec-67	Dec-42	(6)	-
Imbariê São José C1	18.00	138	Dec-98	Dec-42	(6)	-
Imbariê São José C2	18.00	138	Dec-98	Dec-42	(6)	-
São José - Magé C1	46.00	138	Jun-01	Dec-42	(6)	-
São José - Magé C2	46.00	138	Jun-01	Dec-42	(6)	-
Campos Plant - Campos SE C1	1.00	138	Jul-77	Dec-42	(6)	-
Campos Plant - Campos SE C2	1.00	138	Jul-87	Dec-42	(6)	-
Eletrodo de Terra - Foz do Iguaçu 1	16.00	25	Apr-85	Dec-42	(6)	-
Eletrodo de Terra - Foz do Iguaçu 2	15.00	25	Aug-87	Dec-42	(6)	-
Eletrodo de Terra - Ibiúna 1	67.00	25	Apr-85	Dec-42	(6)	-
Eletrodo de Terra - Ibiúna 2	67.00	25	Aug-87	Dec-42	(6)	-
Areia/Bateias	220.30	525	Jun-00	Dec-42	11.61	IPCA
Areia / Segredo	57.80	525	Aug-92	Dec-42	3.05	IPCA
Areia / Gov. Bento Munhoz 1	10.70	525	Sep-80	Dec-42	1.37	IPCA
Areia / Gov. Bento Munhoz 2	10.90	525	Aug-81	Dec-42
Areia/Campos Novos	176.30	525	Sep-82	Dec-42	9.29	IPCA
Areia/Curitiba	235.82	525	Jun-00	Dec-42	12.43	IPCA
Areia/Ivaiporã	173.20	525	May-82	Dec-42	9.13	IPCA
Blumenau / /Curitiba	135.70	525	Dec-83	Dec-42	7.15	IPCA
Campos Novos / Caxias	203.30	525	Dec-01	Dec-42	10.71	IPCA
Campos Novos / Machadinho	50.30	525	Jan-02	Dec-42	2.65	IPCA
Cascavel D'Oeste /Guaíra	126.20	525	Apr-01	Dec-42	2.78	IPCA
Caxias / Gravataí	78.70	525	Dec-01	Dec-42	4.15	IPCA
Caxias / Itá	256.00	525	Feb-02	Dec-42	13.49	IPCA
Curitiba –Bateias	33.50	525	Jun-00	Dec-42	1.77	IPCA
Gravataí – Nova Santa Rita	29.03	525	Apr-06	Dec-42	1.68	IPCA
Itá – Nova Santa Rita	314.75	525	Apr-06	Dec-42	16.59	IPCA
Itá / Machadinho	70.10	525	Jan-02	Dec-42	4.17	IPCA
Itá / Salto Santiago	186.80	525	Sep-87	Dec-42	9.84	IPCA
Ivaiporã / Londrina	121.90	525	Apr-88	Dec-42	6.42	IPCA
Ivaiporã / Salto Santiago	165.55	525	May-82	Dec-42	8.72	IPCA
Ivaiporã Eletrosul / Ivaiporã Furnas 1	0.79	525	Sep-82	Dec-42	0.16	IPCA
Ivaiporã Eletrosul / Ivaiporã Furnas 2	0.76	525	Feb-92	Dec-42
Ivaiporã Eletrosul / Ivaiporã Furnas 3	0.76	525	Jun-04	Dec-42
Salto Santiago / Segredo	60.90	525	Aug-92	Dec-42	3.21	IPCA
Salto Santiago/SE Salto Santiago 1, 2 e 3	2.10	525	Aug-92	Dec-42	0.09	IPCA
Anastácio – Dourados	210.90	230	Aug-94	Dec-42	4.55	IPCA
Areia / Ponta Grossa Norte	181.60	230	Oct-76	Dec-42	3.92	IPCA
Areia / Salto Osório 1	156.27	230	Jan-77	Dec-42	6.74	IPCA
Areia / Salto Osório 2	156.16	230	Dec-76	Dec-42
Areia / São Mateus do Sul	129.00	230	Jul-90	Dec-42	2.78	IPCA
Assis / Londrina Copel	114.30	230	Mar-79	Dec-42	2.47	IPCA
Atlândida 2 / Osório 2	36.00	230	May-07	Dec-42	0.97	IPCA
Atlântida 2/Gravataí 3	100.17	230	Apr-08	Dec-42	2.16	IPCA
Biguaçu – Gaspar	110.00	230	Mar-15	Dec-42	2.28	IPCA
Biguaçu – Desterro (Continente)	56.58	230	Dec-08	Dec-42	1.22	IPCA
Biguaçu –Jorge Lacerda B	129.50	230	Oct-80	Dec-42	2.80	IPCA
Biguaçu –Palhoça	20.40	230	Oct-08	Dec-42	0.55	IPCA
Blumenau – Itajaí 1	37.55	230	Jan-02	Dec-42	1.28	IPCA
Blumenau – Itajaí 2	37.55	230	Mar-02	Dec-42
Blumenau – Joinville	67.00	230	Sep-79	Dec-42	1.45	IPCA
Blumenau – Joinville Norte	72.85	230	Apr-79	Dec-42	1.57	IPCA
Campo Mourão / Apucarana	114.50	230	Feb-76	Dec-42	2.47	IPCA
Campo Mourão /Maringá	79.90	230	Feb-76	Dec-42	1.72	IPCA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Eletrosul	Campo Mourão /Salto Osório 1	181.20	230	Feb-76	Dec-42	7.83	IPCA
	Campo Mourão /Salto Osório 2	181.30	230	May-76	Dec-42
	Canoinhas /São Mateus do Sul	47.70	230	Feb-88	Dec-42	1.03	IPCA
	Cascavel /Cascavel D'Oeste	9.90	230	Apr-01	Dec-42	0.26	IPCA
	Caxias / Caxias 5	22.49	230	Jun-09	Dec-42	0.53	IPCA
	Curitiba /Joinville Norte	96.36	230	Nov-76	Dec-42	2.08	IPCA
	Curitiba /São Mateus do Sul	116.70	230	Jul-90	Dec-42	2.52	IPCA
	Curitiba –Joinville	99.70	230	Jun-77	Dec-42	2.15	IPCA
	Dourados –Guaíra	226.50	230	Nov-91	Dec-42	4.89	IPCA
	El Dorado / Guaíra	16.90	230	Oct-82	Dec-42	0.32	IPCA
	Farroupilha /Caxias 5	17.90	230	Oct-05	Dec-42	0.43	IPCA
	Farroupilha /Monte Claro	30.96	230	Sep-04	Dec-42	1.34	IPCA
	Farroupilha /Monte Claro2	31.00	230	Sep-04	Dec-42
	Monte Claro – Passo Fundo	211.50	230	Sep-04	Dec-42
	Gaspar/Palhoça	118.33	230	Jan-84	Dec-42	2.89	IPCA
	Gaspar/Blumenau	15.57	230	Jan-84	Dec-42
	Gaspar/Blumenau	15.00	230	Mar-15	Dec-42	0.24	IPCA
	Gravataí 3/Seccionamento LT Gravataí 2 - CIAG (2 x 3.2 km em CS)	6.40	230	Nov-07	Dec-42	0.06	IPCA
	Joinville – Joinville Norte	5.27	230	Nov-76	Dec-42	0.14	IPCA
	Joinville / Vega do Sul 1	44.10	230	Nov-02	Dec-42	1.50	IPCA
	Joinville / Vega do Sul 2	44.10	230	Nov-02	Dec-42
	Jorge Lacerda "B"/ Palhoça	120.60	230	Aug-05	Dec-42	2.60	IPCA
	Jorge Lacerda / Siderópolis 1	49.40	230	Jun-79	Dec-42	2.09	IPCA
	Jorge Lacerda / Siderópolis 2	47.30	230	Aug-79	Dec-42
	Jorge Lacerda A / Jorge Lacerda B 2	0.80	230	Oct-07	Dec-42	0.04	IPCA
	Jorge Lacerda A /Jorge Lacerda	0.80	230	Dec-79	Dec-42
	Jorge Lacerda B / Jorge Lacerda C 1	0.50	230	Feb-97	Dec-42	0.02	IPCA
	Jorge Lacerda B / Jorge Lacerda C 2	0.50	230	Feb-97	Dec-42
	Lajeado Grande / Caxias 5	65.60	230	Oct-05	Dec-42	1.42	IPCA
	Lajeado Grande / Forquilhinha	116.50	230	Sep-03	Dec-42	0.30	IPCA
	Londrina – Apucarana	40.40	230	Apr-88	Dec-42	0.87	IPCA
	Londrina Eletrosul / Londrina Copel	31.60	230	Apr-88	Dec-42	0.68	IPCA
	Londrina(Eletrosul) / Assis	156.50	230	May-05	Dec-42	3.38	IPCA
	Londrina(Eletrosul) / Maringá	95.30	230	May-05	Dec-42	2.06	IPCA
	Monte Claro – Nova Prata	19.90	230	Sep-04	Dec-42	1.20	IPCA
	Passo Fundo – Xanxerê 1	79.30	230	May-75	Dec-42	3.42	IPCA
	Passo Fundo – Xanxerê 2	79.20	230	Nov-79	Dec-42
	Passo Fundo / Nova Prata 2	188.10	230	Nov-92	Dec-42	8.33	IPCA
	Passo Fundo / Passo Fundo 1	0.45	230	Mar-73	Dec-42	0.02	IPCA
	Passo Fundo / Passo Fundo 2	0.45	230	May-73	Dec-42
	Salto Osório – Xanxerê	162.00	230	Oct-75	Dec-42	3.50	IPCA
	Salto Osório / Pato Branco	85.90	230	Dec-79	Dec-42	1.85	IPCA
	Salto Osório / Salto Osório (1 a 6)	2.28	230	Nov-75	Dec-42	0.05	IPCA
	Siderópolis / Forquilhinha	27.60	230	Oct-11	Dec-42	0.30	IPCA
	Xanxerê / Pato Branco	79.60	230	Dec-79	Dec-42	1.72	IPCA
	Anastácio / Aquidauana 1	11.10	138	Nov-06	Dec-42	0.31	IPCA
	Anastácio / Aquidauana 2	11.10	138	Nov-06	Dec-42
	Araquari/Joinville GM	19.20	138	May-12	Dec-42	0.28	IPCA
	Biguaçu – Florianópolis	19.50	138	Feb-02	Dec-42	0.60	IPCA
	Biguaçu/ Florianópolis 2	19.50	138	Oct-90	Dec-42
	Biguaçu/Itajaí Fazenda	58.40	138	Oct-90	Dec-42	0.98	IPCA
	Biguaçu/Tijucas	27.28	138	Feb-02	Dec-42	0.51	IPCA
	Blumenau / Ilhota	40.20	138	Oct-88	Dec-42	0.77	IPCA
	Blumenau / Gaspar	29.00	138	Sep-89	Dec-42
	Campo Grande / Mimoso 1	108.30	138	Oct-83	Dec-42	4.61	IPCA
	Campo Grande / Mimoso 3	108.30	138	Sep-83	Dec-42
	Campo Grande / Mimoso 4	108.30	138	Sep-83	Dec-42
	Dourados das Nações / Ivinhema	94.70	138	Dec-83	Dec-42	0.25	IPCA
	Florianópolis / Palhoça 1	9.60	138	Nov-83	Dec-42	1.41	IPCA
	Florianópolis / Palhoça 2	9.60	138	Nov-83	Dec-42
	Ilhota – Picarras	14.80	138	Apr-94	Dec-42	0.28	IPCA
	Ilhota / Itajaí 1	7.89	138	Mar-02	Dec-42	0.15	IPCA
	Ilhota / Itajaí 2	7.89	138	Jan-02	Dec-42
	Ilhota/Araquari Hyosung	47.65	138	Sep-11	Dec-42	0.71	IPCA
	Ilhota/Gaspar	11.20	138	Oct-88	Dec-42	0.21	IPCA
	Itajaí / Camboriú Morro do Boi	13.31	138	Feb-02	Dec-42	0.27	IPCA
	Itajaí / Itajaí Fazenda	5.35	138	Mar-02	Dec-42	0.10	IPCA
	Ivinhema / Ivinhema2	30.00	138	Mar-82	Jan-44	0.36	IPCA
	Ivinhema2 / Nova Andradina	27.09	138	Mar-82	Dec-42	0.31	IPCA
	Nova Andradina / Porto Primavera	33.91	138	Mar-82	Dec-42	0.68	IPCA
	Joinville / Joinville Santa Catarina	10.00	138	Oct-99	Dec-42	0.21	IPCA
	Joinville Santa Catarina / Picarras	49.00	138	Oct-99	Dec-42	0.95	IPCA
	Joinville/Joinville GM	8.63	138	May-12	Dec-42	0.19	IPCA
	Jorge Lacerda A / Imbituba	45.70	138	Oct-80	Dec-42	0.87	IPCA
	Jorge Lacerda A / Palhoça	108.60	138	Oct-83	Dec-42	2.07	IPCA
	Jupiá – Mimoso 1	218.70	138	Feb-92	Dec-42	4.17	IPCA
	Jupiá – Mimoso 3	218.70	138	Jan-82	Dec-42	2.57	IPCA
	Jupiá – Mimoso 4	218.70	138	Jan-82	Dec-42	2.57	IPCA
	Palhoça/Palhoça Pinheira	21.66	138	Mar-82	Dec-42	0.35	IPCA
	Palhoça Pinheira/Imbituba	52.34	138	Mar-82	Dec-42	0.96	IPCA
	Tijucas/Camboríu Morro do Boi	23.13	138	Feb-02	Dec-42	0.45	IPCA
	Salto Osório / Salto Santiago	56.20	69	Oct-78	Dec-42	-	IPCA
(1) Last readjustment on 07/01/2016
(2) Lines in Isolated System.
(3) Exclusive use of Generating Eletronorte.
(4) The line has not yet been transferred to Eletronorte.

(5) These Transmission Lines are part of Concession Agreement No. 061/2001 which also include the substations listed below. The amount of active RAP related to this agreement, adjusted on 07/17/2016, is R$ 833,863,957.06.

(6) These Transmission Lines are part of Concession Agreement No. 062/2001 which also include the substations listed below. The amount of active RAP related to this agreement, readjusted on 06/01/2016, is R$ 983,043,089.94.

(7) Non-onerous transfer of assets of Foz do Chapecó Energia S.A.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

III.4 Substation - Enterprises renewed in terms of 12,783/13 Law
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 03.31.17 (R$ million)(1)	Readjustment Index

Eletronorte	Altamira	180.3	PA	Jun-98	Dec-42	5.95	9.40%
	Cametá	23.6	PA	Aug-98	Dec-42	0.53	9.40%
	Carajás	0.3	PA	Nov-06	Dec-42	0.95	9.40%
	Castanhal (3)	-	PA	Jun-12	Dec-42	0.37	9.40%
	Guamá	454.0	PA	Dec-81	Dec-42	3.27	9.40%
	Marabá	1,063.8	PA	Oct-81	Dec-42	13.64	9.40%
	Miramar (3)	-	PA	May-16	Dec-42	0.22	9.40%
	Rurópolis	300.6	PA	Dec-98	Dec-42	5.14	9.40%
	Santa Maria	600.2	PA	Sep-95	Dec-42	6.50	9.40%
	Tucuruí	969.0	PA	Oct-81	Dec-42	22.96	9.40%
	Transamazônica	60.3	PA	Dec-98	Dec-42	4.01	9.40%
	Tucuruí-Vila	58.4	PA	Jun-99	Dec-42	0.94	9.40%
	Utinga	602.0	PA	Dec-81	Dec-42	4.30	9.40%
	Vila do Conde	3,817.4	PA	Dec-81	Dec-42	24.51	9.40%
	Integradora	-	PA	Jul-13	Dec-42	0.47	9.40%
	São Luis I	401.7	MA	Dec-82	Dec-42	4.69	9.40%
	São Luis II	2,829.0	MA	Dec-82	Dec-42	28.58	9.40%
	Miranda II	500.6	MA	Jun-98	Dec-42	5.77	9.40%
	Peritoró	300.1	MA	Dec-82	Dec-42	3.79	9.40%
	Presidente Dutra	721.0	MA	Dec-82	Dec-42	16.33	9.40%
	Coelho Neto	130.0	MA	Jan-00	Dec-42	1.35	9.40%
	Imperatriz	1,842.2	MA	Dec-82	Dec-42	19.13	9.40%
	Porto Franco	399.5	MA	Feb-94	Dec-42	5.56	9.40%
	Colinas	1.5	TO	Mar-99	Dec-42	2.82	9.40%
	Miracema	362.5	TO	Mar-99	Dec-42	9.11	9.40%
	Barra do peixe	150.6	MT	Nov-93	Dec-42	6.21	9.40%
	Couto Magalhães	15.1	MT	Oct-81	Dec-42	0.97	9.40%
	Coxipó	571.2	MT	Jul-87	Dec-42	7.55	9.40%
	Jauru	600.5	MT	Jun-03	Dec-42	2.29	9.40%
	Nobres (3)	-	MT	Sep-96	Dec-42	0.38	9.40%
	Nova Mutum	60.6	MT	Sep-96	Dec-42	1.03	9.40%
	Rondonopolis	400.9	MT	Jul-83	Dec-42	6.64	9.40%
	Sinop	356.0	MT	Sep-96	Dec-42	5.27	9.40%
	Sorriso	60.6	MT	Sep-96	Dec-42	1.28	9.40%
	Epitaciolândia	22.1	AC	Mar-08	Dec-42	(2)	(2)
	Sena Madureira	18.8	AC	Oct-08	Dec-42	(2)	(2)
	Rio Branco	423.0	AC	Nov-12	Dec-42	7.25	9.40%
	Ariquemes	120.3	RO	Aug-94	Dec-42	1.42	9.40%
	Ji-Paraná	380.6	RO	Sep-94	Dec-42	5.85	9.40%
	Porto Velho	525.6	RO	Jul-89	Dec-42	3.38	9.40%
	Abunã	110.6	RO	May-02	Dec-42	2.26	9.40%
	Samuel	0.3	RO	Jul-89	Dec-42	0.39	9.40%
	Pimenta Bueno	110.6	RO	Jun-08	Dec-42	3.65	9.40%
	Vilhena	120.6	RO	Oct-08	Dec-42	3.89	9.40%
	Jaru	90.2	RO	Sep-97	Dec-42	3.15	9.40%
	Coaracy Nunes	40.1	AP	Nov-75	Dec-42	(2)	(2)
	Portuária	20.0	AP	Apr-96	Dec-42	(2)	(2)
	Amapá	10.1	AP	Dec-01	Dec-42	(2)	(2)
	Tartarugalzinho	40.2	AP	Jun-00	Dec-42	(2)	(2)
	Calçoene	10.1	AP	May-02	Dec-42	(2)	(2)
	Santana	120.5	AP	Oct-75	Dec-42	(2)	(2)
	Santa Rita	80.0	AP	Dec-07	Dec-42	(2)	(2)
	Equatorial	80.0	AP	Aug-00	Dec-42	(2)	(2)
	Macapá II	53.4	AP	Nov-96	Dec-42	(2)	(2)
	Boa Vista	301.7	RR	Jul-01	Dec-42	1.00	-
	SS Elev. Apolonio Sales Plant	480.0	AL	Feb-77	Dec-42	(5)	-
	SS Elev. Luiz Gonzaga Plant	1,665.0	PE	May-88	Dec-42	(5)	-
	SS Elev. Paulo Afonso I Plant	202.5	BA	Jan-55	Dec-42	(5)	-
	SS Elev. Paulo Afonso II Plant	495.0	BA	Jan-62	Dec-42	(5)	-
	SS Elev. Paulo Afonso III Plant	960.0	BA	Jan-71	Dec-42	(5)	-
	SS Elev. Paulo Afonso IV Plant	2,700.0	BA	Nov-79	Dec-42	(5)	-
	SS Elev. Xingó Plant	3,330.0	SE	Nov-94	Dec-42	(5)	-
	SS Elev. Araras Plant	5.0	CE	Feb-60	Dec-42	(5)	-
	SS Elev. B. Esperança Plant	280.0	PI	Mar-70	Dec-42	(5)	-
	SS Elev. Funil Plant	43.2	BA	Jan-59	Dec-42	(5)	-
	SS Elev. Pedra Plant	27.0	BA	Nov-78	Dec-42	(5)	-
	SS Pau Ferro	301.0	PE	Aug-02	Dec-42	(5)	-
	SS Paraiso	200.0	RN	Feb-04	Dec-42	(5)	-
	SS Bom Nome	388.0	PE	Oct-63	Dec-42	(5)	-
	SS Irecê	229.0	BA	Sep-81	Dec-42	(5)	-
	SS Milagres	2,120.0	CE	Jan-64	Dec-42	(5)	-
	SS Mirueira	401.0	PE	Aug-78	Dec-42	(5)	-
	SS Moxotó	20.0	BA	Jan-72	Dec-42	(5)	-
	SS Mulungú	10.0	BA	May-75	Dec-42	(5)	-
	SS Pilões II	NA	PB	Oct-12	Dec-42	(5)	-
	SS Coteminas	NA	PB	Dec-09	Dec-42	(5)	-
	SS Brotas de Macaubas	NA	BA	Jul-12	Dec-42	(5)	-
	SS Tacaratu (4)	NA	PE	Dec-14	Dec-42	(5)	-
	SS Quixerê (4)	NA	CE	Nov-14	Dec-42	(5)	-
	SS Campo Formoso	NA	BA	Dec-15	Dec-42	(5)	-
	SS Jaguarari	NA	BA	Jan-80	Dec-42	(5)	-
	SS Sapeaçu (3)	NA	BA	May-03	Dec-42	(5)	-
	SS Sobradinho	900.0	BA	Oct-79	Dec-42	(5)	-
	SS Sobral II	400.0	CE	Nov-73	Dec-42	(5)	-
	SS Tacaimbó	301.0	PE	Jun-85	Dec-42	(5)	-
	SS Cícero Dantas	101.0	BA	May-56	Dec-42	(5)	-
	SS Açu II	378.0	RN	Nov-89	Dec-42	(5)	-
	SS Angelim	310.0	PE	Jan-56	Dec-42	(5)	-
	SS Angelim II	NA	PE	Jan-80	Dec-42	(5)	-
	SS Bongi	530.0	PE	May-56	Dec-42	(5)	-
	SS Campina Grande II	410.0	PB	May-64	Dec-42	(5)	-
	SS Itapebi	NA	BA	Jan-03	Dec-42	(5)	-
	SS Funil	550.0	BA	Jan-56	Dec-42	(5)	-
	SS Senhor Do Bonfim II	433.3	BA	May-81	Dec-42	(5)	-
	SS Eunápolis	400.0	BA	Sep-98	Dec-42	(5)	-
	SS Picos	173.0	PI	Jul-92	Dec-42	(5)	-
	SS Modelo Reduzido	12.5	BA	Jan-67	Dec-42	(5)	-
	SS Mossoró II	400.0	RN	Jan-77	Dec-42	(5)	-
	SS Barreiras	401.0	BA	Jun-96	Dec-42	(5)	-
	SS Sto. Antonio de Jesus	301.0	BA	Mar-97	Dec-42	(5)	-
	SS Icó	200.0	CE	May-97	Dec-42	(5)	-
	SS Mussuré II	401.0	PB	Mar-79	Dec-42	(5)	-
	SS Paulo Afonso	NA	AL	Mar-74	Dec-42	(5)	-
	SS Penedo	302.0	AL	May-97	Dec-42	(5)	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Chesf
Furnas (7)	SS Cauípe	201.0	CE	Mar-01	Dec-42	(5)	-
	SS Pici II	500.0	CE	May-05	Dec-42	(5)	-
	SS Piripiri	330.0	PI	Aug-73	Dec-42	(5)	-
	SS Pituaçu	402.0	BA	Mar-83	Dec-42	(5)	-
	SS Santa Cruz II	100.0	RN	Mar-63	Dec-42	(5)	-
	SS Banabuiú	121.0	CE	Jan-64	Dec-42	(5)	-
	SS Currais Novos II	103.0	RN	Nov-75	Dec-42	(5)	-
	SS Santana dos Matos II	50.0	RN	Nov-75	Dec-42	(5)	-
	SS Coremas	300.0	PB	Dec-90	Dec-42	(5)	-
	SS Fortaleza	405.0	CE	Jan-64	Dec-42	(5)	-
	SS Joairam	451.0	PE	Jul-06	Dec-42	(5)	-
	SS Juazeiro da Bahia II	402.0	BA	Apr-81	Dec-42	(5)	-
	SS Matatu	380.0	BA	Jan-65	Dec-42	(5)	-
	SS Natal II	401.0	RN	Jan-79	Dec-42	(5)	-
	SS Itabaianinha	240.0	SE	Feb-96	Dec-42	(5)	-
	SS Pirapama II	400.0	PE	Feb-72	Dec-42	(5)	-
	SS Russas II	300.0	CE	Nov-82	Dec-42	(5)	-
	SS Elizeu Martins	101.0	PI	Jan-06	Dec-42	(5)	-
	SS Boa Esperança 230 Kv	127.0	PI	Mar-70	Dec-42	(5)	-
	SS Boa Esperança 500 Kv	300.0	PI	Nov-80	Dec-42	(5)	-
	SS Xingó 500 Kv	NA	SE	Nov-94	Dec-42	(5)	-
	SS Paulo Afonso IV	1,200.0	AL	Jan-79	Dec-42	(5)	-
	SS Recife II	2,410.0	PE	Jan-79	Dec-42	(5)	-
	SS S. João do Piaui	418.0	PI	Nov-80	Dec-42	(5)	-
	SS Zebu	38.0	AL	Nov-76	Dec-42	(5)	-
	SS Abaixadora	110.0	BA	Oct-67	Dec-42	(5)	-
	SS Bom Jesus da Lapa	162.0	BA	Sep-81	Dec-42	(5)	-
	SS Gov. Mangabeira	200.0	BA	Mar-60	Dec-42	(5)	-
	SS Quixadá	NA	CE	Jul-03	Dec-42	(5)	-
	SS Jacaracanga	301.0	BA	Jan-82	Dec-42	(5)	-
	SS Ribeirão	400.0	PE	Oct-94	Dec-42	(5)	-
	SS Rio Largo II	301.0	AL	Dec-62	Dec-42	(5)	-
	SS Messias	1,201.0	AL	Nov-94	Dec-42	(5)	-
	SS Camaçari II	2,605.0	BA	Jan-79	Dec-42	(5)	-
	SS Catu	300.0	BA	May-56	Dec-42	(5)	-
	SS Cotegipe	302.0	BA	Jan-56	Dec-42	(5)	-
	SS Teresina	590.0	PI	Apr-70	Dec-42	(5)	-
	SS Fortaleza II	1,800.0	CE	May-00	Dec-42	(5)	-
	SS Goianinha	300.0	PE	Jan-61	Dec-42	(5)	-
	SS Teresina II	900.0	PI	May-00	Dec-42	(5)	-
	SS Delmiro Gouveia	401.0	CE	Jun-89	Dec-42	(5)	-
	SS Maceió	400.0	AL	Sep-02	Dec-42	(5)	-
	SS Itabaiana	223.0	SE	May-57	Dec-42	(5)	-
	SS Itaparica	10.0	PE	Jan-83	Dec-42	(5)	-
	SS Jardim	1,601.0	SE	Aug-79	Dec-42	(5)	-
	SS Sobral III	1,200.0	CE	Apr-00	Dec-42	(5)	-
	SS Xingó 69 Kv	12.5	SE	Jan-87	Dec-42	(5)	-
	SS Olindina	40.0	BA	Apr-80	Dec-42	(5)	-
	SS Luiz Gonzaga 500kv	NA	PE	May-88	Dec-42	(5)	-
	SS Floresta II (4)	NA	PE	Oct-14	-	(5)	-
	Adrianópolis	3,290.0	RJ	Nov-70	Dec-42	(6)	-
	Angra	974.6	RJ	Apr-71	Dec-42	(6)	-
	Araraquara	-	SP	Apr-76	Dec-42	(6)	-
	Bandeirantes	1,433.3	GO	Oct-72	Dec-42	(6)	-
	Barro Alto	183.0	GO	Mar-82	Dec-42	(6)	-
	Brasília Geral	300.0	DF	Feb-60	Dec-42	(6)	-
	Brasília Sul	2,094.2	DF	Mar-73	Dec-42	(6)	-
	Cachoeira Paulista	583.3	SP	Oct-76	Dec-42	(6)	-
	Campinas	1,970.0	SP	Sep-72	Dec-42	(6)	-
	Campos	1,283.3	RJ	Feb-73	Dec-42	(6)	-
	Foz do Iguaçu	15,968.0	PR	Dec-82	Dec-42	(6)	-
	Grajaú	2,800.0	RJ	Dec-79	Dec-42	(6)	-
	Guarulhos	-	SP	Sep-63	Dec-42	(6)	-
	Gurupi	-	TO	Mar-99	Dec-42	(6)	-
	Ibiúna	12,050.4	SP	Apr-84	Dec-42	(6)	-
	Imbariê	-	RJ	Oct-68	Dec-42	(6)	-
	Iriri	-	RJ	Oct-09	Dec-42	(6)	-
	Itabera	-	SP	Sep-82	Dec-42	(6)	-
	Itutinga	-	MG	Apr-67	Dec-42	(6)	-
	Ivaiporã	10,956.0	PR	Oct-82	Dec-42	(6)	-
	Jacarepaguá	1,350.0	RJ	Dec-67	Dec-42	(6)	-
	Macaé	-	RJ	Nov-01	Dec-42	(6)	-
	Mogi das Cruzes	1,166.7	SP	Mar-64	Dec-42	(6)	-
	Niquelândia	-	GO	Oct-99	Dec-42	(6)	-
	Pirineus	-	GO	Nov-06	Dec-42	(6)	-
	Poços de Caldas	1,846.7	MG	Sep-63	Dec-42	(6)	-
	Resende	-	RJ	Apr-09	Dec-42	(6)	-
	Rio Verde	333.3	GO	Dec-75	Dec-42	(6)	-
	Rocha Leão	-	RJ	Dec-72	Dec-42	(6)	-
	Samambaia	4,250.0	DF	Mar-98	Dec-42	(6)	-
	São José	2,600.0	RJ	Aug-91	Dec-42	(6)	-
	Tijuco Preto	17,014.7	SP	Sep-82	Dec-42	(6)	-
	Viana	750.0	ES	Dec-05	Dec-42	(6)	-
	Vitória	969.2	ES	Nov-78	Dec-42	(6)	-
	Corumbá	556.0	GO	Mar-97	Dec-42	(6)	-
	Funil	300.0	RJ	Dec-69	Dec-42	(6)	-
	Furnas	1,399.2	MG	Sep-63	Dec-42	(6)	-
	Luiz C. Barreto	1,333.3	SP	Mar-69	Dec-42	(6)	-
	Marimbondo	2,393.3	MG	Aug-75	Dec-42	(6)	-
	Porto Colômbia	425.0	MG	Jul-73	Dec-42	(6)	-
	SS Barreiro / Cemig	350.0	MG	Jan-63	Dec-42	(6)	-
	SS Ouro Preto / Cemig	533.3	MG	Feb-04	Dec-42	(6)	-
	HPU Água Vermelha / AES Rio Grande	1,000.0	MG	Jan-02	Dec-42	(6)	-
	HPU Cachoeira Dourada / Celg	160.0	GO	Jan-86	Dec-42	(6)	-
	Margem Direita (HPU Itaipu) / Ande	7.0	Hernandarias/Paraguay	Apr-83	Dec-42	(6)	-
	Alegrete	83.0	RS	May-71	Dec-42	2.43	IPCA
	Anastácio	150.0	MS	Aug-94	Dec-42	2.34	IPCA
	Areia	672.0	PR	Aug-80	Dec-42	14.04	IPCA
	Assis (8)	336.0	SP	Mar-79	Dec-42	3.73	IPCA
	Atlântida 2	249.0	RS	May-07	Dec-42	3.58	IPCA
	Biguaçu	300.0	SC	Apr-08	Dec-42	4.89	IPCA
	Blumenau	1,962.0	SC	Apr-79	Dec-42	18.90	IPCA
	Campos Novos	2,466.0	SC	Sep-82	Dec-42	21.92	IPCA
	Canoinhas	375.0	SC	Feb-88	Dec-42	3.27	IPCA
	Caxias	2,016.0	RS	Dec-01	Dec-42	17.54	IPCA
	Caxias 5 (8)	215.0	RS	Jun-05	Dec-42	4.31	IPCA
	Charqueadas	88.0	RS	Jan-72	Dec-42	3.21	IPCA
	Curitiba	1,344.0	PR	Oct-80	Dec-42	15.72	IPCA
	Desterro	150.0	SC	Dec-08	Dec-42	2.32	IPCA
	Dourados	300.0	MS	Nov-87	Dec-42	5.06	IPCA
	Farroupilha	88.0	RS	Jun-73	Dec-42	4.24	IPCA
	Florianópolis	75.0	SC	Dec-74	Dec-42	2.45	IPCA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Eletrosul	Gravataí	2,016.0	RS	Sep-82	Dec-42	16.93	IPCA
	Gravataí 3	165.0	RS	Nov-07	Dec-42	3.09	IPCA
	Ilhota	100.0	SC	Dec-76	Dec-42	5.10	IPCA
	Itajaí	450.0	SC	Jan-02	Dec-42	5.56	IPCA
	Joinville	691.0	SC	Nov-74	Dec-42	9.73	IPCA
	Joinville Norte	300.0	SC	Jun-09	Dec-42	4.19	IPCA
	Jorge Lacerda "A"	399.8	SC	Jun-73	Dec-42	7.06	IPCA
	Londrina	1,344.0	PR	Apr-88	Dec-42	11.15	IPCA
	Nova Santa Rita	2,016.0	RS	Aug-09	Dec-42	16.25	IPCA
	Palhoça	384.0	SC	Jan-84	Dec-42	6.99	IPCA
	Passo Fundo	168.0	RS	Nov-92	Dec-42	5.38	IPCA
	Salto Osório	33.3	PR	Oct-75	Dec-42	3.61	IPCA
	Salto Santiago	15.0	PR	Nov-80	Dec-42	6.21	IPCA
	Santo Ângelo	1,344.0	RS	Dec-99	Dec-42	15.82	IPCA
	Siderópolis	352.0	SC	Apr-75	Dec-42	4.61	IPCA
	Tapera 2	166.0	RS	Mar-05	Dec-42	2.18	IPCA
	Xanxerê	600.0	SC	Jun-83	Dec-42	5.30	IPCA
	Line inputs, reactors, capacitor banks and other equipment in substations	-	SC, PR e RS	Diversas	Dec-42	29.54	IPCA
(1) Last readjustment on 07/01/2016
(2) Lines in Isolated System.
(3) Substations belonging to third parties in which Chesf has at least one line input installed.
(4) Substations transferred to Chesf by donation by accessory, according to contractual clause between ANEEL and the agents that needed to build these facilities.

(5) These Substations are part of Concession Agreement No. 061/2001 which also includes the Transmission Lines listed above. The amount of active AAR related to this agreement, adjusted on 07/01/2016, is R$ 833,863,957.06.

(6) These Substations are part of Concession Agreement No. 062/2001 which also includes the Transmission Lines listed above. The amount of active AAR related to this agreement, readjusted on 06/01/2016, is R$ 983,043,089.94.

(7) Total Transformation Capacity (Total MVA) = Operating Capacity + Reserve Capacity + Capacity under review.
(8) Transformers installed in third-party substations.

III.4.2 Substation – Enterprises not renewed under 12,783/13 law terms
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR em 03.31.17 (R$ Million)(1)	Readjustment Index
Eletronorte	Ribeiro Gonçalves	650.0	MA	Dec-11	Jan-39	11.72	9.32%
	Balsas	200.0	MA	Dec-11	Jan-39	3.24	9.32%
	São Luis III	300.3	MA	May-10	Mar-38	4.42	9.32%
	Miranda II (ATR1)	450.0	MA	Nov-10	Jan-39	10.14	9.32%
	Lucas do Rio Verde	75.0	MT	Apr-13	Jun-41	2.55	-3.75%
	Nobres	200.0	MT	Sep-13	Dec-41	2.05	9.32%
	Tucuruí	300.0	PA	Dec-14	Dec-41	2.24	9.32%
	Lechuga	450.0	AM	Mar-15	May-42	7.38	9.32%
	Coletora Porto Velho	5438.4	RO	Mar-13	Feb-39	69.32	9.32%
	Miramar	450.0	PA	Apr-16	Apr-46	4.19	9.32%
	Araraquara (inverter)	3505.2	SP	Mar-13	Feb-39	112.65	9.32%
	Porto Velho (retificadora)	5438.4	RO	Mar-13	Feb-39	118.90	9.32%
	Rio Branco (EX RBTE)	0.0	AC	Oct-11	Nov-39	5.15	9.32%
Chesf	SS Elev. Usina de Curemas	5.0	PB	Jan-68	Nov-24	-	-
	SS Elev. Usina Term. Camaçari	400.0	BA	Sep-78	Aug-27	-	-
	SS Elev. Usina de Sobradinho	1200.0	BA	Oct-79	Feb-22	-	-
	SS Tauá II	202.0	CE	Dec-07	Mar-35	(4)	(4)
	SS Ibicoara	410.0	BA	Jan-11	Jun-37	(4)	(4)
	SS Santa Rita II	450.0	PB	Jul-12	Aug-39	(4)	(4)
	SS SSape III	300.0	PE	Jul-12	Jan-39	(4)	(4)
	SS Natal III	300.0	RN	Aug-12	Aug-39	(4)	(4)
	SS Zebu II	200.0	AL	Jul-12	Aug-39	(4)	(4)
	SS Brumado	NA	BA	Aug-10	Jun-37	(4)	(4)
	SS Camaçari IV	2400.0	BA	Nov-12	Jul-40	9.72	9.32%
	SS SSape II	1200.0	PE	Dec-12	Jan-39	(4)	(4)
	SS Arapiraca III	200.0	AL	Jun-13	Oct-40	7.24	9.32%
	SS Extremoz II	150.0	RN	Feb-14	Nov-40	(4)	(4)
	SS João Câmara	360.0	RN	Feb-14	Nov-40	(4)	(4)
	SS Acaraú	200.0	CE	Apr-14	Nov-40	(4)	(4)
	SS Igaporã	450.0	BA	Jun-14	Nov-40	(4)	(4)
	SS Aquiraz II (2)	NA	CE	Dec-13	-	(4)	(4)
	SS Pecém II (2)	NA	CE	Oct-13	-	(4)	(4)
	SS Ceará Mirim II (2)	NA	RN	Sep-14	-	(4)	(4)
	SS Bom JeSSs da Lapa II	NA	BA	Dec-15	Nov-40	(4)	(4)
	SS Igaporã III	750.0	BA	Dec-15	Jun-42	(4)	(4)
	SS Pindaí II	300.0	BA	Dec-15	Jun-42	(4)	(4)
	SS Campina Grande III (2)	NA	PB	Dec-15	Oct-41	(4)	(4)
	SS Garanhuns II (2)	NA	PE	Dec-15	Dec-41	(4)	(4)
	SS Lagoa Nova II	450.0	RN	Dec-15	Oct-41	3.45	9.32%
	SS Mirueira II	300.0	PE	Apr-16	Jun-42	(4)	(4)
	SS Polo	100.0	BA	Apr-16	Oct-40	1.31	9.32%
	SS Ibiapina II (3)	200.0	PI	Sep-16	Aug-41	3.56	9.32%
Furnas (9)	Zona Oeste	1200.0	RJ	Dec-14	May-42	9.52	IPCA
	Batalha	90.0	MG	Aug-06	Aug-41	Jan-00	-
	Campos	186.0	RJ	Dec-68	Jul-27	Jan-00	-
	Itumbiara	5075.0	MG	Mar-73	Feb-20	Jan-00	-
	Manso	312.5	MT	Nov-00	Feb-35	Jan-00	-
	Mascarenhas de Moraes	1650.7	MG	Dec-56	Oct-23	Jan-00	-
	Santa Cruz (5)	1544.0	RJ	Jun-67	Jul-15	Jan-00	-
	São Gonçalo	42.5	RJ	Jul-77	(6)	Jan-00	-
	Serra da Mesa	1576.4	GO	Mar-98	Nov-39	Jan-00	-
	Simplício	497.5	RJ	Aug-06	Aug-41	Jan-00	-
Foz do Chapecó	150.0	RS	Dec-12	Jun-41	3.9	IPCA
Missões	150.0	RS	Nov-10	Jan-39	5.2	IPCA
Biguaçu	2016.0	SC	Apr-08	Mar-35	34.5	IPCA
Concession 010/2005 - Lines/reactor inputs/capacitor bank / other substation equipment	-	SC	Diverses	Mar-35	10.4	IPCA
Caxias 6	330.0	RS	Aug-12	Oct-40	4.1	IPCA
Ijuí 2	166.0	RS	Apr-13	Oct-40	3.4	IPCA
Lajeado Grande	75.0	RS	Nov-12	Oct-40	1.7	IPCA
Lajeado Grande - Expansion	75.0	RS	Sep-16	Oct-40	0.0	IPCA
Nova Petrópolis 2	83.00	RS	Nov-12	Oct-40	2.4	IPCA
Concession 012/2010 - Line inputs at substations	0.0	RS	Jul-13	Oct-40	1.0	IPCA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Eletrosul	Frequency Converter Uruguaiana	109.7	RS	Sep-94	Jul-21	9.6	IPCA
	Ivinhema 2 (8)	300.0	MS	Jan-16	Jan-44	3.2	IPCA
	Biguaçu – expansion	300.0	SC	Oct-12	Dec-42	4.1	IPCA
	Itajaí – expansion	150.0	RS	Dec-13	Dec-42	1.0	IPCA
	Joinville Norte - expansion	150.0	SC	Sep-13	Dec-42	4.5	IPCA
	Joinville Norte - 2nd expansion	150.0	SC	Aug-16	Dec-42	0.0	IPCA
	Nova Santa Rita – expansion	672.0	RS	Dec-13	Dec-42	6.8	IPCA
	Tapera 2 - expansion	83.0	RS	Nov-12	Dec-42	1.9	IPCA
	Desterro - Expansion	150.0	SC	Jul-16	Dec-42	0.0	IPCA
	Concession 057/2001 - Line / reactor inputs / capacitor bank / other substation equipment	0.0	SC, PR e RS	Diverses	Dec-42	11.7	IPCA
	Concession 005/2006 - Line / reactor inputs / capacitor bank / other substation equipment	0.0	RS e SC	Diverses	Apr-36	8.2	IPCA
	Concession 004/2004 - Line / reactor inputs / capacitor bank / other substation equipment	0.0	PR	Diverses	Feb-34	20.8	IPCA
	Concession 004/2008 - Line / reactor inputs / capacitor bank / other substation equipment	-	RS	Jan-10	Mar-38	0.7	IPCA
(1) Last readjustment on 07/01/2016
(2) Substations belonging to SPEs in which Chesf has its own equipment installed with at least one line input.
(3) Although energized, the reported revenue of SE Ibiapina is still foreseen since it has not yet entered commercial operation.
(4) The AAR of these SSs is informed jointly with that of the TLs, according to concession contract.
(5) Affected, but not yet extended.
(6) Extension denied
(7) These facilities are not part of the Furnas transmission contracts.
(8) Transformers installed in third-party substations.
(9) Total Transformation Capacity (Total MVA) = Operating Capacity + Reserve Capacity + Capacity under review.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

IV.1 Distribution Data
Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
ED Acre	20,189	255,782	22	13
ED Alagoas	42,887	1,127,661	102	40
ED Amazonas Energia	47,986	954,088	62	24
ED Piauí	91,598	1,238,848	224	85
ED Rondônia	58,028	614,691	52	60
ED Roraima	3,672	156,958	1	3

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Companies information

IV.2 Energy Sold – MWh
Companies	1Q17
ED Acre	243,338
ED Alagoas	940,849
ED Amazonas Energia	1,390,467
ED Piauí	798,282
ED Rondônia	699,504
ED Roraima	217,814
Total	4,290,253

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

IV.2.1 Energy Sold by Consumer Class
Distribution to	1T17
	R$ million	MWh
Captive Market
Residential	1,113.83	1,718,338
Industrial	238.97	487,382
Commercial, services and others activities	533.75	851,917
Rural	81.70	223,331
Public Utilities	171.39	326,185
Public Ilumination	75.03	202,736
Public service	56.38	140,080
Own Consumption	2.44	6,596
Others	- 4.63	3,203
Captive Total	2,268.86	3,959,768
Free Costumer
Residential	2.72	26,609
Industrial	2.15	206,136
Commercial, services and others activities	3.52	64,794
Rural	-	-
Public Utilities	-	-
Public Ilumination	-	-
Public service	-	32,947
Own Consumption	-	-
Others	-	-
Free Costumer Total	8.39	330,485

Total Energy Sold	2,277.25	4,290,253.4

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

IV.3 Energy purchased for resale
Company	Buyer	1Q17
		R$ Million	MWh
ED Acre	Eletrobras System	108.75	235,092.61
	Others	65.25	50,775.00
ED Alagoas	Eletrobras System	40.90	243,220
	Others	166.40	972,877
ED Amazonas Energia	Eletrobras System	-	-
	Others	457.80	1,820,504.00
ED Piauí	Eletrobras System	35.09	342,809
	Others	228.55	1,188,787
ED Rondônia	Eletrobras System	45.16	257,086
	Others	167.16	951,683
ED Roraima	Eletrobras System	60.90	251,345
	Others	50.97	26,847

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

IV.4 Network Expansion – number of new connections
Company	1Q17
ED Acre	2,395
ED Alagoas	10,553
ED Amazonas Energia	8,965
ED Piaui	16,063
ED Rondonia	5,756
ED Roraima	2,584

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

IV.5 Fuel used to produce electric energy
Company	Type (Unit)	1Q17
		Amount	R$ Million
ED Acre	Diesel Oil (L)	17,172,986.0	-
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	107,865,885.0	340.5
	Gas (m3)	219,557,768.0	336.7
ED Piauí	Diesel Oil (L)	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	-	-
	Gas (m3)
ED Roraima	Diesel Oil (L)	7,543,264.0	21.0
	Gas (m3)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

IV.6 Quality Indicators and Operational Performance
Company	DEC/ Stoppage Duration – hours	FEC Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	18.3	11.0	603.2	9.9	13.4
ED Alagoas	4.3	4.1	264.4	10.3	16.6
ED Amazonas	9.8	6.4	259.1	7.8	35.2
ED Piauí	7.6	5.3	543.9	12.2	17.7
ED Rondônia	9.1	5.6	338.7	11.2	18.5
ED Roraima	3.5	6.8	84.7	7.0	5.4

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

IV.7 Default - R$ Million
Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Residential	27.78	76.33	197.10	117.25	62.63	17,504.60	17,985.69
Industrial	2.43	18.54	60.90	11.35	14.22	784.30	891.73
Commercial, services and others activities	8.75	28.33	76.20	42.24	21.55	4,761.57	4,938.64
Rural	4.16	10.95	7.00	8.02	14.04	569.98	614.15
Public Utilities	20.93	24.26	99.20	13.15	9.51	6,232.87	6,399.92
Public Ilumination	11.40	2.70	4.80	3.33	5.41	-	27.64
Public service	2.80	7.07	46.60	3.00	14.81	10,983.14	11,057.42
Own Consumption	-	-	-	-	-	-	-
Others	0.63	0.63	1.60	0.84	9.94	-	13.65
Total	78.88	168.81	493.40	199.18	152.10	40,836.46	41,928.83

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

V. Employees - Effective Headcount

V.1 By Department
Eletrobras companies	Administrative	Operational	Total
Eletronorte	1,016	2,019	3,035
Chesf	1,495	3,055	4,550
Furnas	1,157	2,657	3,814
Eletronuclear	513	1,444	1,957
Eletrosul	534	813	1,347
CGTEE	105	481	586
Amazonas GT	152	315	467
Itaipu Binacional	979	385	1,364
ED Acre	90	168	258
ED Alagoas	311	822	1,133
ED Amazonas Energia	460	1,250	1,710
ED Piauí	228	1,815	2,043
ED Rondônia	232	461	693
ED Roraima	150	247	397
Eletropar	4	-	4
Total	7,426	15,932	23,358

V.2 Complementary Work-force
Eletrobras companies	1Q17
Eletronorte	-
Chesf	-
Furnas	1,067
Eletronuclear	-
Eletrosul	-
CGTEE	-
Amazonas GT	15
Itaipu Binacional	-
ED Acre	402
ED Alagoas	929
ED Amazonas Energia	-
ED Piauí	1,108
ED Rondônia	1,274
ED Roraima	219
Eletropar	-
Total	5,014

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VI. Investiments Eletrobras Companies

VI.1 Total Investment – R$ Million
Generation	1Q17	Budget 2017
Eletrobras	-	-
Eletronorte	0.04	9.60
Chesf	49.97	127.35
Furnas	2.29	77.88
Eletronuclear	72.77	1,727.78
Eletrosul	-	1.34
CGTEE	-	4.00
Amazonas GT	15.15	104.42
Itaipu Binacional	-	-
ED Amazonas Energia	-	4.50
Furnas Subsidiaries	0.35	274.07
Eletrosul Subsidiaries	-	27.45

Generation - Maintenance	1Q17	Budget 2017
Eletrobras	-
Eletronorte	1.81	25.00
Chesf	4.91	48.26
Furnas	5.72	68.25
Eletronuclear	15.31	339.26
Eletrosul	0.71	19.65
CGTEE	1.52	140.10
Amazonas GT	0.54	12.42
Itaipu Binacional	-	-
ED Amazonas Energia	0.06	7.00
Furnas Subsidiaries	-	-
Eletrosul Subsidiaries	-	1.05

Generation – Partnership Investments	1Q17	Budget 2017
Eletrobras	92.25	200.00
Eletronorte	146.47	597.16
Chesf	125.45	421.14
Furnas	51.13	961.94
Eletronuclear	27.74	14.29
Eletrosul	-	-
Furnas Subsidiaries		96.84

Transmission	1Q17	Budget 2017
Eletrobras	-	6.00
Eletronorte	9.83	557.93
Chesf	81.30	481.78
Furnas	17.01	300.81
Eletrosul	14.20	148.57
Amazonas GT	-	39.29
ED Amazonas Energia	-	-
Furnas Subsidiaries	15.97	62.19
Eletrosul Subsidiaries	1.49	254.17
Other Companies (1)	-	-
(1) Including Cepel and Eletropar

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Transmission - Maintenance	1Q17	Budget 2017
Eletrobras	-	-
Eletronorte	5.01	70.00
Chesf	22.27	131.24
Furnas	24.62	252.25
Eletrosul	1.45	5.89
Amazonas GT	-	2.65
ED Amazonas Energia	-
Furnas Subsidiaries
Eletrosul Subsidiaries	-	0.25
Other Companies (1)
(1) Including Cepel and Eletropar

Transmission – Partnership Investments	1Q17	Budget 2017
Eletrobras	-
Eletronorte	42.00	232.49
Chesf	-	10.33
Furnas	154.36	238.55
Eletrosul	0.12	300.74
Amazonas GT	-
ED Amazonas Energia	-
Other Companies (1)	-
(1) Including Cepel and Eletropar

Distribution	1Q17	Budget 2017
ED Acre	3.99	70.85
ED Alagoas	15.14	121.60
ED Amazonas Energia	10.82	397.64
ED Piauí	9.70	182.48
ED Rondônia	10.38	108.56
ED Roraima	2.20	29.63
CELG D	41.14	449.52

Distribution - Maintenance	1Q17	Budget 2017
ED Acre	1.65	16.64
ED Alagoas	9.40	66.10
ED Amazonas Energia	13.02	139.30
ED Piauí	8.46	58.96
ED Rondônia	12.46	58.06
ED Roraima	0.24	4.65
CELG D	14.77	153.79

Others	1Q17	Budget 2017
Eletrobras	0.18	23.98
Eletronorte	2.23	42.75
Chesf	13.74	111.66
Furnas	8.01	120.17
Eletronuclear	0.37	20.19
Eletrosul	0.09	45.98
CGTEE	0.16	5.92
Amazonas GT	-	4.04
Itaipu Binacional	-	-
ED Acre	4.76	42.51
ED Alagoas	1.41	11.30
ED Amazonas Energia	9.39	524.93
ED Piauí	3.37	156.32
ED Rondônia	5.78	93.77
ED Roraima	0.05	9.79
CELG D	8.25	140.33
Furnas Subsidiaries	-	0.36
Eletrosul Subsidiaries	-	0.10
Other Companies (1)	0.90	8.31
(1) Including Cepel and Eletropar

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VI.2 New Investments

VI.2.1 Generation

VI.2.1.1 Integral Responsibility
Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE
			Total	Up to 1Q17						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	668.07	180	61.4	(1)	(2)	(2)	(2)	(2)	(2)
	WPP Casa Nova II	BA	102.50	79.59	28	7.1	Dec-17	mai/49 (3)	mai/49 (3)	7.10	164.95	-
	WPP Casa Nova III	BA	93.10	36.98	24	5.5	Dec-17	mai/49 (3)	mai/49 (3)	5.50	164.95	-
Furnas	PCH Anta	RJ/MG	2296.6 (4) Basis: Dec/08	2549.87	28	15.9 (6)	GU1 e GU2: See (5)	Mar-07	-	15.38	211.23	-
Eletronuclear	Angra 3	RJ	26,522 (7)	9,197 (8)	1,405	1,184	Jan-23	Jul-08	dez/62 (9)	n/a	n/a	n/a
Amazonas GT	UTE Mauá 3	AM	1,714.00	1.148	590.75	507.2	Jun-17	Sep-12	Nov-44	483.98	249.41	-

(1) The uncertainties associated with the construction of this undertaking , including those connected to the impossibility of energy distribution of SIN up to 2021, according to Technical Note 121/2016 r0 by ONS, dated Oct 3rd 2016, as a result, there is an unpredictability of its go live date. It should be also taken into account the fact that the leading company on the building consortium, WPE (Impsa) is still under judicial reorganization.

(2) Wind farm project without grants and not-traded energy
(3) - According to MME Ordinance No. 220 of 05.26.2014 and MME Ordinance No. 225 of 05.28.2014.
(4) Includes Simplicio, which is already in operation.

(5) Scheduled date for start of commercial operation of the generating units of SHU Anta as Correspondence DE.E.026.2016 of June 23, 2016, sent to ANEEL: GU1 - 05.01.2018 and UG2 – 09.01.2018. It is worth mentioning that the contract supplier consortium was terminated.

(6) The assured energy corresponds only to the increase that will occur by the time SHU Anta begin its commercial operations. It does not include the assured energy of Simplicio, reported in Section 1.2.

(7)Includes direct costs of R$ 21,051.2 million approved in RDE 1302.007/16 07.26.2016, approving the new date entry. With indirect costs of R$ 26,522.00 million.
(8) Includes estimated direct and indirect costs.
(9) No operating license for Angra 3. It is considered 40 years from 01.01.2021 by analogy with Angra 2.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VI.2.1.2 Special Proposed Company
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Energy Assured (MW)	Início da Operação	Beginning of Operation	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE
									Total	Up to 1Q17			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (2)	HPU Belo Monte	Eletronorte (19.98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	4,571.00	Apr-16	Aug-11	Aug-45	Final Basis: 35,720.27 April basis/10: 27,706.00	32,356.91	93.15%	Petros (10.00%) Belo Monte Part (10.00%) Amazonas Energia (9.77%) Others (20.25%)	(4)	117.74	(4)
Cia. Energética Sinop S.A.	HPU Sinop	Eletronorte (24.5%) Chesf (24.5%)	MT	408.00	239.8	Dec-18	Dec-13	Dec-47	3,003.16	1425.70	86.21%	EDF UTE Norte Fluminense (51.0%)	209.33	109.40	27.25
Acauã Energia S.A. (3)	WPP Acauã	Chesf (99.93%)	BA	6.00	3.1	Jan-18	mai/15	Apr-49	39.5 (5)	33.90	80.4 (1)	Sequóia (0.00668%)	3.10	134.69	-
Angical 2 Energia S.A. (3)	WPP Angical 2	Chesf (99.96%)	BA	10.00	5.1	Oct-17	mai/15	Apr-49	57.8 (5)	49.40	78.2 (1)	Sequóia (0.04%)	5.10	134.69	-
Arapapá Energia S.A. (3)	WPP Arapapá	Chesf (99.9%)	BA	4.00	2.2	Oct-17	mai/15	Apr-49	32.2 (5)	19.30	53.6 (1)	Sequóia (0.1%)	2.20	134.69	-
Caititú 2 Energia S.A. (3)	WPP Caititú 2	Chesf (99.96%)	BA	10.00	5.1	May-18	mai/15	Apr-49	63.7 (5)	45.10	65.2 (1)	Sequóia (0.04%)	5.10	134.69	-
Caititú 3 Energia S.A. (3)	WPP Caititú 3	Chesf (99.96%)	BA	10.00	4.7	Jun-18	mai/15	Apr-49	60.2 (5)	44.10	65.6 (1)	Sequóia (0.04%)	4.70	134.69	-
Carcará Energia S.A. (3)	WPP Carcará	Chesf (99.96%)	BA	10.00	4.6	Apr-18	mai/15	Apr-49	63.3 (5)	53.20	75.4 (1)	Sequóia (0.04%)	4.60	134.69	-
Coqueirinho 2 Energia S.A. (3)	WPP Coqueirinho 2	Chesf (99.98%)	BA	16.00	8.5	Oct-17	mai/15	Jun-49	104.5 (5)	93.30	81.2 (1)	Sequóia (0.0238%)	8.50	158.02	-
Corrupião 3 Energia S.A. (3)	WPP Corrupião 3	Chesf (99.96%)	BA	10.00	4.2	Apr-18	mai/15	Apr-49	63.9 (5)	48.60	69.7 (1)	Sequóia (0.04%)	4.20	134.69	-
Papagaio Energia S.A. (3)	WPP Papagaio	Chesf (99.96%)	BA	10.00	4.9	Feb-18	mai/15	Jun-49	65.4 (5)	52.70	67.4 (1)	Sequóia (0.04%)	4.90	157.41	-
Tamanduá Mirim 2 Energia S.A. (3)	WPP Tamanduá Mirim 2	Chesf (83.01%)	BA	16.00	8	Jan-18	May-15	Jun-49	108.4 (5)	86.60	72.7 (1)	Sequóia (16.99%)	8.00	154.11	-
Teiú 2 Energia S.A. (3)	WPP Teiú 2	Chesf (99.95%)	BA	8.00	4.2	Nov-17	Jun-15	Apr-49	49.4 (5)	35.90	64.0 (1)	Sequoia (0.05%)	4.20	134.69	-
Empresa de Energia São Manoel S.A.	HPU São Manoel	Furnas (33.33%)	MT/PA	700.00	421.70	A partir de jan/18	Aug-14	Apr-49	3178.00	245.00	78.00%	EDP – Energias do Brasil S.A.(33.33%) CWEI (33.33%)	421.70	-	-
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.50	11.10	Oct-18	Aug-16	mai/47	78.68	7.58	-	PF Participações (51.00%)	11.10	-	-
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	Furnas (49%)	CE	15.00	7.70	Oct-18	Aug-16	mar/47	78.68	5.05	-	PF Participações (51.00%)	7.70	-	-
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (49%)	RN	30.00	13.40	Oct-18	Aug-16	May-48	78.68	9.57	-	PF Participações (51.00%)	13.40	-	-
Central Geradora Eólica São Paulo S.A.	São Paulo	Furnas (49%)	CE	17.50	8.10	Oct-18	Aug-16	mar/47	78.68	5.59	-	PF Participações (51.00%)	8.10	-	-
Energia dos Ventos V S.A.	São Januário	Furnas (99,99%)	CE	19.20	9.00	Nov-19	Jan-17	Jul-47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0.01%)	9.00	-	-
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (99,99%)	CE	28.80	12.80	Nov-19	Jan-17	Aug-47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0.01%)	12.80	-	-
Energia dos Ventos VII S.A.	Jandaia	Furnas (99,99%)	CE	28.80	14.10	Nov-19	Jan-17	Aug-47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0.01%)	14.10	-	-
Energia dos Ventos VIII S.A.	São Clemente	Furnas (99,99%)	CE	19.20	9.30	Nov-19	Jan-17	Jul-47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0.01%)	9.30	-	-
Energia dos Ventos IX S.A.	Jandaia I	Furnas (99,99%)	CE	19.20	9.90	Nov-19	Jan-17	Jul-47	109.06	10.69	-	Alupar(0%) Central Eólica Goiabeira (0.01%)	9.90	-	-
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (49%)	CE	18.00	8.10	Dec-18	Aug-16	Apr-49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	8.10	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Cachoeira Eólica S.A.	Cachoeira	Furnas (49%)	CE	12.00	5.00	Dec-18	Aug-16	Apr-49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	5.00	-	-
Pitimbu Eólica S.A.	Pitimbu	Furnas (49%)	CE	18.00	7.20	Dec-18	Aug-16	Mar-49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	7.20	-	-
São Caetano Eólica S.A.	São Caetano	Furnas (49%)	CE	25.20	11.00	Dec-18	Aug-16	Apr-49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	11.00	-	-
São Caetano I Eólica S.A.	São Caetano I	Furnas (49%)	CE	18.00	7.70	Dec-18	Aug-16	Apr-49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	7.70	-	-
São Galvão Eólica S.A.	São Galvão	Furnas (49%)	CE	22.00	9.50	Dec-18	Aug-16	Mar-49	136.16	8.10	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	9.50	-	-
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (49%)	RN	22.00	9.40	Dec-18	Aug-16	Jul-49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	9.40	-	-
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (49%)	RN	18.00	7.30	Dec-18	Aug-16	Jul-49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	7.30	-	-
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (49%)	RN	16.00	7.50	Dec-18	Aug-16	Jul-49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	7.50	-	-
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (49%)	RN	24.00	10.10	Dec-18	Aug-16	Jul-49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	10.10	-	-
Cervantes I Eólica S.A.	Cervantes I	Furnas (49%)	RN	16.00	7.10	Dec-18	Aug-16	Jul-49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	7.10	-	-
Cervantes II Eólica S.A.	Cervantes II	Furnas (49%)	RN	12.00	5.60	Dec-18	Aug-16	Jul-49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	5.60	-	-
Punaú I Eólica S.A.	Punaú I	Furnas (49%)	RN	24.00	11.00	Dec-18	Aug-16	Jul-49	142.02	7.83	-	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)	11.00	-	-
Geradora Eólica Arara Azul S.A.	Arara Azul	Furnas (90%)	RN	27.50	10.70	Oct-18	Jan-17	Nov-49	88.58	No investments occured	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)	10.70	-	-
Geradora Eólica Bentevi S.A.	Bentevi	Furnas (90%)	RN	15.00	5.70	Oct-18	Jan-17	Nov-49	88.58	No investments occured	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Bentevi Ltda (0.01%)	5.70	-	-
Geradora Eólica Ouro Verde I S.A.	Ouro Verde I	Furnas (90%)	RN	27.50	10.70	Oct-18	Jan-17	Nov-49	88.58	No investments occured	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde I Ltda (0.01%)	10.70	-	-
Geradora Eólica Ouro Verde II S.A.	Ouro Verde II	Furnas (90%)	RN	30.00	11.20	Oct-18	Jan-17	Nov-49	88.58	No investments occured	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde II Ltda (0.01%)	11.20	-	-
Geradora Eólica Ouro Verde III S.A.	Ouro Verde III	Furnas (90%)	RN	25.00	9.40	Oct-18	Jan-17	Nov-49	88.58	No investments occured	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Ouro Verde III (0.01%)	9.40	-	-
Geradora Eólica Ventos de Santa Rosa S.A.	Santa Rosa	Furnas (90%)	CE	20.00	8.40	Oct-18	Jan-17	Oct-49	91.20	No investments occured	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Santa Rosa Ltda (0.01%)	8.40	-	-
Geradora Eólica Ventos de Uirapuru S.A.	Uirapuru	Furnas (90%)	CE	28.00	12.60	Oct-18	Jan-17	Oct-49	91.20	No investments occured	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Uirapuru Ltda (0.01%)	12.60	-	-
Geradora Eólica Ventos do Angelim S.A.	Ventos de Angelim	Furnas (90%)	CE	24.00	10.30	Oct-18	Jan-17	Nov-49	91.20	No investments occured	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Angelim Ltda (0.01%)	10.30	-	-
Consórcio Serra do Mel	Serra do Mel I	Furnas (90%)	RN	28.00	13.00	Nov-18	May-18	Oct-49	217.97	No investments occured	-	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil S.A. (0.01%)	13.00	-	-
Consórcio Serra do Mel	Serra do Mel II	Furnas (90%)	RN	28.00	12.80	Nov-18	Jun-18	Oct-49	217.97	No investments occured	-	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil S.A. (0.01%)	12.80	-	-
Consórcio Serra do Mel	Serra do Mel III	Furnas (90%)	RN	28.00	12.50	Nov-18	Aug-18	Nov-49	217.97	No investments occured	-	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil S.A. (0.01%)	12.50	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Geradora Eólica Itaguaçu da Bahia SPE S.A.	Itaguaçu da Bahia	Furnas (49%)	BA	28.00	14.00	Feb-19	May-18	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	14.00	-	-
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Ventos de Santa Luiza	Furnas (49%)	BA	28.00	14.20	Feb-19	Jan-17	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	14.20	-	-
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Ventos de Santa Madalena	Furnas (49%)	BA	28.00	14.70	Feb-19	Jan-17	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	14.70	-	-
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Ventos de Santa Marcella	Furnas (49%)	BA	28.00	13.60	Feb-19	Jan-17	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	13.60	-	-
Geradora Eólica Ventos de Santa Vera SPE S.A.	Ventos de Santa Vera	Furnas (49%)	BA	28.00	15.20	Feb-19	Jan-17	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	15.20	-	-
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Ventos de Santo Antônio	Furnas (49%)	BA	28.00	16.10	Feb-19	Jan-17	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	16.10	-	-
Geradora Eólica Ventos de São Bento SPE S.A.	Ventos de São Bento	Furnas (49%)	BA	28.00	14.40	Feb-19	Jan-17	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	14.40	-	-
Geradora Eólica Ventos de São Cirilo SPE S.A.	Ventos de São Cirilo	Furnas (49%)	BA	28.00	14.70	Feb-19	Jan-17	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	14.70	-	-
Geradora Eólica Ventos de São João SPE S.A.	Ventos de São João	Furnas (49%)	BA	28.00	15.00	Feb-19	Jan-17	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	15.00	-	-
Geradora Eólica Ventos de São Rafael SPE S.A.	Ventos de São Rafael	Furnas (49%)	BA	28.00	13.80	Feb-19	Jan-17	Sep-49	144.93	6.96	-	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)	13.80	-	-
(1) Low evolution compared to the previous quarter, as a result of the work stoppage.
(2) Operating with 2.677,5 MW.
(3) Changes in installed capacity. Process aproved by EPE and authorized by MME. Waiting ANEEL dispatches.

(4) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. However in the auction it was stipulated that the energy will be traded 70% in the RCE and 30% in the FCE. Nowadays, currently insatalled capacity in commercial operation is 2,677.5 MW.

(5) Review of the business plan

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VI.2.2 Transmission

VI.2.2.1 Integral Responsability

VI.2.2.1.1 Transmission Lines
Eletrobras Companies	(From - To)	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Jun-19	Oct-38	7.02
	Funil-Itapebi C3	41.07	223.00	230	Nov-20	Apr-37	6.31
	Eunápolis-Teixeira Freitas II C2	44.15	152.00	230	Dec-17	Aug-39	7.44
	Pau Ferro-Santa Rita II	36.11	96.70	230	Oct-20	Aug-39	6.16
	Paraíso-Açu II	84.89	123.00	230	Sep-20	Nov-40	4.90
	Açu II-Mossoró II		69.00	0	Sep-20	Nov-40
	Morro do Chapéu II-Irecê	22.13	65.00	230	Aug-17	Oct-41	5.71
	Teresina II-Teresina III	13.76	26.00	230	Nov-17	Dec-41	11.56
	Recife II-Suape II C2	41.91	44.00	230	Jan-21	Dec-41	7.86
	Camaçari IV-Sapeaçu	84.29	105.00	230	Sep-21	Dec-41	11.85
	Sapeaçu-Sto.Antonio de Jesus C3		31.00	230	Nov-20	Dec-41
	Jardim-N Sra do Socorro	13.60	1.30	230	Jun-18	May-42	20.09
	Messias-Maceió II		20.00	230	Jul-19	May-42
	Camaçari IV-Pirajá	47.07	45.00	230	Dec-19	May-42	12.10
	Pituaçú-Pirajá		5.00	230	Dec-19	May-42
	Mossoró II-Mossoró IV	81.74	40.00	230	Sep-17	Jun-42	16.44
	Ceará Mirim II-Touros II		56.17	230	Sep-17	Jun-42
	Russas II-Banabuiu C2		110.00	230	Nov-19	Jun-42
Furnas	TL Mascarenhas – Linhares e SS Linhares	67.2 (Basis: Dec/08)	57.63	99	Aug-00	Dec-17	0.05
	TL Xavantes – Pirineus (1)	31.18 (Basis: Sep/11)	36.22	50	Aug-00	May-18	0.05
Eletrosul	Secc. Jorge Lacerda A - Palhoça, in SS Garopaba	9.90	5.40	138	Aug-18	Dec-42	1.19
	Concession contract 001/2015 (Several enterprises in RS)	(2)	1802.00	230 e 525	(2)	Mar-45	225.98
(1) The transmission line was energized in 03/25/2016, the detached form the circuit 1 (CELG), and still depends on the completion of the line inputs at substations associated with the project.

(2) In 2016, the company promoted a public call to select investors interested in the shareholding of the concession contract 001/2015, which budget forecast is approximately R$ 3.3 billion (Lines and SS). There was a proposal which is still under negotiation. The expenditures up to Mar/17, considering lines and substations, sum up R$ 105.6 million.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VI.2.2.1.2 Substations
Eletrobras Companies	SS	Investment Total (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Eletronorte	SS Nova Mutum - Etapa TR3	14.12	33	AC	Jan-17	Dec-42	(1)
Chesf	SS 230/69 kv Morro do Chapéu II	24.33	150	BA	Aug-17	Oct-41	(2)
	SS 230/69 kv Teresina III	29.21	400	PI	Nov-17	Dec-41	(2)
	SS 230/69 kv N.S. Socorro	94.43	300	SE	Jun-18	May-42	(2)
	SS 230/69 kv Maceió II		400	AL	Jul-19	May-42	(2)
	SS 230/138 kv Poções II		200	BA	Jun-18	May-42	(2)
	SS 230/69 kv Pirajá	30.57	360	BA	Dec-19	May-42	(2)
	SS 230/69 kv Jaboatão II	68.77	300	PE	Jul-18	Jun-42	5.40
	SS 230/69 kv Touros II	46.18	150	RN	Sep-17	Jun-42	(2)
	SS 230/69 kv Mossoró IV		100	RN	Sep-17	Jun-42	(2)
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Jun-19	Oct-38	(2)
Eletrosul	Garopaba - Implementation of two EL modules	7.48	0.00	SC	Aug-18	Dec-42	0.91
	Canoinhas - Substitution of the 3rd Autotransf. 230/138 kV (75 MVA per 150 MVA)	8.78	75.00	SC	Jan-18	Dec-42	1.43
	Santo Ângelo - 3rd bank of autotransformers 525/230kV	44.30	672.00	RS	Feb-18	Dec-42	7.58
	Tapera - Installation capacitors banks 230kV - 50 MVAr	7.70	-	RS	Jan-18	Dec-42	1.24
	Dourados - Two capacitors banks 230kV of 50 Mvar	13.35	-	MS	Apr-18	Dec-42	2.51
	Dourados - Installation of spare processing unit 230/138kV	0.86	75	MS	Aug-17	Dec-42	0.22
	Biguaçu - Capacitor bank 230 kV, 100 MVAr and connection 230kV	9.28	-	SC	Nov-18	Dec-42	1.40
	Biguaçu - Expansion - Bar reactors bank 525 kV - 200 MVAr	26.20	-	SC	Jun-17	Mar-35	4.36
	SS Nova Petrópolis - Installation of the 2nd transformer 230/69kV	14.62	83	RS	Sep-18	Oct-40	1.53
	Concession contract 001/2015 (Several enterprises in RS)	(3)	4781	RS	(3)	Mar-45	110.02
(1) The additional revenue parcel associated with the reinforcements will be incorporated into the AAR of the transmission concession companies in the annual readjustment after their go-lives.
(2) The substation AAR is being informed jointly with the TLs, according to the concession agreement.

(3) In 2016, the company promoted a public call to select investors interested in the shareholding of the concession contract 001/2015, which budget forecast is approximately R$ 3.3 billion (Lines and SS). There was a proposal which is still under negotiation. The expenditures up to Mar/17, considering lines and substations, sum up R$ 105.6 million.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VI.2.2.2 Special Proposed Company

VI.2.2.2.1 Transmission Lines
SPC	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
			Total (1)	Up to 1Q17
Transnorte Energia S.A.	Eng. Lechuga - Equador	Eletronorte (49%)	488.58	170.86	400.3	500	Jul-19	Jan-42	75.68
	Equador - Boa Vista		399.57	0.00	315.20				61.89
Belo Monte Transmissora de Energia SPE S.A.	TL in continuous current of ±800 kV Xingu - Estreito.	Eletronorte (24.5%) Furnas (24.5%)	2.620	2.102	2092	±800	Feb-18	Jun-44	434,65 (Total amount of Concession Contract)
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	425.00	383.00	156	230	Jul-17	Jul-40	26.90
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	Furnas (99%)	130.00	87.40	100	230	May-17	Sep-39	12.04
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias	Furnas (49.9%)	2.021 (2)	598.52	399	500	Dec-17	May-44	174.45
	Araraquara II - Itatiba				207	500	Dec-17
	Araraquara II - Fernão Dias				241	500	Dec-17
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste Circ 1	Furnas (39%)	293.30	209.98	67	500	Aug-17	Oct-43	34.47
	Luziânia - Brasília Leste Circ 2				67	500	Oct-17
	Brasília Sul - Brasília Geral				14	230	Apr-17
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, double circuit	Eletrosul (51%)	110.57	21.02	199 72	230 230	Nov/18 Nov/17 e Ago/18	Jan-44	8.69
Paraíso Transmissora de Energia S.A. (3)	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; Portioning LT Chapadão - Campo Grande 2 - C1 na SE Paraíso 2	Eletrosul (100%)	133.97	6.52	65 217 1	230	Set/17 Mar/18 Set/17	Mar-45	11.76
(1) Total Amount Investment on the basis of the development of the business plan.
(2) Includes the substations and refers to June/16
(3) Start forecast is under reevaluation. AAR Reference date: 06/30/2014

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VI.2.2.2.2 Subestations
SPC	SS	Eletrobras Companies (%)	Total Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Transnorte Energia S.A.	SS Boa Vista - CER	Eletronorte (49%)	100.14	n/a	RR	May-15	Jan-42	7.22
	SS Engenheiro Lechuga		26.24	n/a	AM	Jul-19		2.75
	SS Equador		111.44	n/a	RR			11.66
	SS Boa Vista		100.24	800 MVA	RR			10.49
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static Compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static Compensator (-300,+300) Mvar.	Furnas (49.9%)	(1)	-	SP	Nov-17	May-44	(1)
	SS 500/440 kV Fernão Dias 1,200 MVA - 1st autotransformer bank			1,200	SP	Nov-17
	SS 500/440 kV Fernão Dias 2,400 MVA 2nd and 3rd autotransformers bank			2,400	SP	Feb-18
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	Furnas (39%)	(1)	1,080	DF	Feb-18	Oct-43	(1)
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4,000 MW, with SS 500 kV Xingu;	Eletronorte (24.5%) Furnas (24.5%)	(1)	n/a	Xingu (PA); Estreito (MG)	Feb-18	Jun-44	(1)
	Converter Station CA/CC, ±800 kV, 3,850 MW, with SS 500 kV Estreito			n/a		Feb-18
ETAU	Expansion SS Lagoa Vermelha II - 50 Mvar	Eletrosul (51%)	10.27	-	RS	Sep-18	Dec-32	1.51
Fronteira Oeste Transmissora de Energia S.A.	Pinhalzinho, em 230/138 kV (ATF1, ATF2 e ATF3); Expansions SS Maçarambá, Foz do Chapecó and Santo Angelo.	Eletrosul (51%)	58.69	450	SC/RS	Nov/17 and Aug/18 Mar/19, Nov/17 and Mar/19	Jan-44	8.21
Paraíso Transmissora de Energia S.A. (2)	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (27.42%)	72.23	300	MS	Mar/18 Sep/17 Sep/17	Mar-45	10.24
Transmissora Sul Litorânea de Energia - TSLE	Expansion SS Povo Novo 525/230 kV	Eletrosul (100%)	38.9	672	RS	Jan-18	Aug-42	6.21
(1) The AAR and the total investments of the substations are being informed with the TL, according to the concession contract.
(2) The beginning of the operation is under review. Reference date of AAR: 06/30/2014

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VII. SPEs Data

VII.1 Operational Data

VII.1.1 Generation

VII.1.1.1 Operational assets and generated energy
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Energy Assured (MW Avg) (MW Médio)	Generated Energy MWh	Beginning of Operation	End of Concession	RCE		FCE
									MW Average	Avg Price (R$/ MWh)	MW Average
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	Eletronorte (24.5%) Chesf (24.5%)	MT	261.0	154.9	501,329	Aug-11	Jul-42	154.9	203.52	-
Amapari Energia S.A. (1)	TPP Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	Jun-08	May-37	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	WPP Miassaba 3	Eletronorte (24.5%) Furnas (24.5%)	RN	68.5	22.8	35,017	jul/14 (2)	Aug-45	22.8	236.43	-
Brasventos Eolo Geradora de Energia S.A.	WPP Rei dos Ventos 1	Eletronorte (24.5%) Furnas (24.5%)	RN	58.5	21.9	35,204	jul/14 (2)	Dec-45	21.9	237.52	-
Rei dos Ventos 3 Geradora de Energia S.A.	WPP Rei dos Ventos 3	Eletronorte (24.5%) Furnas (24.5%)	RN	60.1	21.1	30,487	jul/14 (2)	Dec-45	21.1	237.99	-
ESBR Participações S.A. (3)	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,205.1	5,148,063	Sep-13	Aug-43	1,651.6	109.96	553
Norte Energia S.A. (8)	HPU B. Monte	Chesf (15%) Eletronorte (19.98%) Eletrobras Holding (15%)	PA	2,677.5	4,571.0	5,214,020	abr/16	Aug-45	(9)	117.74	(9)
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.9	22,453	Mar-13	Feb-46	12.2	203.32	0.4
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	20,603	Mar-13	Feb-46	13.2	203.32	-
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	21,342	Mar-13	Feb-46	12.5	203.32	-
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	23,189	Nov-15	Apr-49	12.2	147.21	-
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	11.5	21,295	Oct-15	Apr-49	11.4	147.21	-
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.7	22,083	Nov-15	Apr-49	12.5	147.21	-
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (1.7%)	BA	32.9	12.8	19,356	Mar-16	Jul-49	-	153.86	12
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1.5%)	BA	25.9	10.7	16,116	Mar-16	Jul-49	-	151.57	10
V. de Santa Joana IX Energia Renováveis S.A. (4)	Santa Joana IX	Chesf (49%)	PI	29.6	14.8	10,216	Aug-15	Aug-35	11.8	139.79	1.43
V. de Santa Joana X Energia Renováveis S.A. (4)	Santa Joana X	Chesf (49%)	PI	29.6	15.5	11,751	Jul-15	Aug-35	12.0	139.79	1.63
V. de Santa Joana XI Energia Renováveis S.A. (4)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	10,846	Jul-15	Aug-35	12.4	139.79	1.71
V. de Santa Joana XII Energia Renováveis S.A. (4)	Santa Joana XII	Chesf (49%)	PI	28.9	17.4	17,489	Jul-15	Aug-35	13.5	139.79	1.85
V. de Santa Joana XIII Energia Renováveis S.A. (4)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.2	13,173	Jul-15	Aug-35	11.1	139.79	2.33
V. de Santa Joana XV Energia Renováveis S.A. (4)	Santa Joana XV	Chesf (49%)	PI	28.9	17.3	15,064	Jul-15	Aug-35	13.0	139.79	2.00
V. de Santa Joana XVI Energia Renováveis S.A. (4)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.8	14,707	Jul-15	Aug-35	13.2	139.79	2.13
V. de Santa Joana I Energia Renováveis S.A. (7)	WPP Santa Joana I	Chesf (49%)	PI	28.9	14.7	15,214	Jan-16	Dec-35	15.81 (10)	157.11	0.41 (10)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

V. de Santa Joana III Energia Renováveis S.A. (7)	WPP Santa Joana III	Chesf (49%)	PI	29.6	14.3	9,828	Mar-16	Dec-35	15.11 (10)	156.67	0.41 (10)
V. de Santa Joana IV Energia Renováveis S.A. (7)	WPP Santa Joana IV	Chesf (49%)	PI	28.9	14.2	14,594	Jan-16	Dec-35	12.65	156.89	0.75
V. de Santa Joana V Energia Renováveis S.A. (7)	WPP Santa Joana V	Chesf (49%)	PI	28.9	14.1	13,339	Jan-16	Dec-35	12.84	156.85	1.36
V. de Santa Joana VII Energia Renováveis S.A. (7)	WPP Santa Joana VII	Chesf (49%)	PI	27.2	14.8	14,810	Jan-16	Dec-35	13.34	156.88	0.76
V. de Santo Augusto IV Energia Renováveis S.A. (7)	WPP Santo Augusto IV	Chesf (49%)	PI	28.9	15.7	14,267	Feb-16	Dec-35	13.95	155.25	0.85
U.E.E. Caiçara I S.A. (5)	WPP Caiçara I	Chesf (49%)	RN	27.0	15.1	24,975	Nov-15	Jun-47	14.48	155.89	0.62
U.E.E. Caiçara II S.A. (5)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	16,798	Nov-15	Jul-47	9.54	155.84	0.06
U.E.E. Junco I S.A. (5)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	21,265	Nov-15	Jul-47	12.79	157.01	0.31
U.E.E. Junco II S.A (5)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	20,956	Nov-15	Jul-47	12.52	156.20	0.78
Eólica Serra das Vacas I S.A. (6)	Serra das Vacas I	Chesf (49%)	PE	23.9	12.2	25,704	Dec-15	Jun-49	12.20	155.89	-
Eólica Serra das Vacas II S.A. (6)	Serra das Vacas II	Chesf (49%)	PE	22.3	9.9	22,544	Dec-15	Jun-49	9.90	155.48	-
Eólica Serra das Vacas III S.A. (6)	Serra das Vacas III	Chesf (49%)	PE	22.2	11.0	24,229	Dec-15	Jun-49	11.00	155.98	-
Eólica Serra das Vacas IV S.A. (6)	Serra das Vacas IV	Chesf (49%)	PE	22.3	10.5	23,597	Dec-15	Jun-49	10.50	156.05	-
Enerpeixe S.A.	HPU Peixe Angical	Furnas (40%)	TO	498.8	280.5	411,981	Jun-06	Nov-36	15.01	156.58	201.99
Baguari Geração de Energia S.A.	HPU Baguari	Furnas (15%)	MG	140.0	80.0	47,014	Sep-09	Aug-41	76.90	217.07	3.12
Retiro Baixo Energética S.A.	HPU Retiro Baixo	Furnas (49%)	MG	82.0	38.5	43,585	Mar-10	Aug-41	36.00	216.47	2.50
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	947,297	Oct-10	Nov-36	432.00	231.45	-
Serra do Facão Energia S.A.	HPU Serra do Facão	Furnas (49.5%)	GO	212.6	182.4	65,079	Jul-10	Nov-36	122.03	231.45	60.37
Madeira Energia S.A.	HPU Santo Antônio	Furnas (39%)	RO	3,568.0	2,424.2	4,928,552	Mar-12	Jun-43	1,616.94	137.89	807.26
Tijoá Participações e Investimentos S.A.	HPU Três Irmãos	Furnas (49.9%)	SP	807.5	217.5	900,000	Oct-14	Sep-44	(11)	(11)	(11)
Teles Pires Participações S.A.	HPU Teles Pires	Furnas (24.5%) Eletrosul (24.72%)	PA/MT	1,819.8	930.7	3,384,426	Nov-15	Jun-46	791.10	87.11	139.61
Eólica Livramento S.A. (12)	WPP of Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Eletrosul (59%)	RS	25.2	11.7	15,428	Nov-13	Mar-47	0.10	138.83	0.02
Santa Vitória do Palmar S.A.	WPP Geribatu I a X	Eletrosul (49%)	RS	258.0	109.2	170,547	Feb-15	Apr-47	1.09	141.68	-
Eólica –Chuí Holding S.A.	WPP Chuí I a V, e Minuano I e II	Eletrosul (49%)	RS	144.0	59.6	88,214	May-15	Apr-47	0.60	147.90	-
Hermenegildo I S.A.	WPP Verace 24 a 27	Eletrosul (99.99%)	RS	57.3	24.9	42,120	Nov-15	Jun-49	19.40	158.37	7.10
Hermenegildo II S.A.	WPP Verace 28 a 31	Eletrosul (99.99%)	RS	57.3	25.3	36,762	Dec-15	Jun-49	18.90	157.82	7.70
Hermenegildo III S.A.	WPP Verace 34 a 36	Eletrosul (99.99%)	RS	48.3	21.0	32,311	Dec-15	Jun-49	15.60	157.69	6.60
Chuí IX S.A.	WPP Chuí 09	Eletrosul (99.99%)	RS	17.9	7.4	12,216	Oct-15	May-49	5.50	157.73	2.30
(1) The plant is out of operation since 07.04.2014. The Data Collection System - SCD has been disabled.
(2) Decision obtained through a writ of mandamus with an injunction.

(3) The first turbine began operating in Sep/2013 with 75MW of installed capacity. In Dec/2016 the company totaled 45 machines in operation, resulting in an installed capacity of 3,750 MW (all of them operating). Increased physical guarantee of HPU Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 11.10.2015.

(4) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energias Renováveis SA were merged into the Chapada do Piaui I Holding S.A.
(5) The participation of SPEs WPP Caiçara I S.A., WPP Caiçara II S.A., WPP Junco I S.A. and WPP Junco II S.A. were merged into the company Vamcruz I Participações SA
(6) The shares of the SPEs were merged into the company Serra das Vacas Holding S.A.
(7) The shares of SPEs V. Santa Joana I, III, IV, V, VII and Santo Augusto IV Energias Renováveis SA were merged into the Chapada do Piaui II Holding S.A.
(8) 10 generator units in commercial operation totaling 2,677.5 MW of a total capacity of 11,233.1 MW

(9) Due to the power plant with a judicial injunction that limits energy billing to a percentage of the physical guarantee in commercial operation, it is not possible to calculate marketable energy in advance. Today, the installed capacity in commercial operation is of 2677.5MW.

(10) SPEs had the physical guarantee adjusted after the auction with the contracted energy being greater than the current physical guarantee.
(11) Tijoá operates HPU Três Irmãos under special administration regime (Law nº 12,783/2013).

(12) In commercial operation 25.2 MW of a total of 79.2 MW, corresponding to Ibirapuitã park (which energy assured is of 11.7 MW). The Aneel Order 3,373 of October 2, 2015, temporarily suspended the commercial operation of the other parks.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VII.1.1.2 Energy Sold
SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q17
				R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	66.87	329,029
Amapari Energia S.A.	Eletronorte (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	8.28	35,017
			B	-	-
		Others	A	-	-
			B	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	8.36	35,204
			B	-	-
		Others	A	-	-
			B	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	7.26	30,487
			B	-	-
		Others	A	-	-
			B	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	45.14	408,735
			B	83.42	446,870
		Others	A	376.42	3,425,086
			B	151.48	837,821
Norte Energia S.A.	Chesf (15%) Eletronorte (19.98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	507.66	4,171,216
			B	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	3.07	12,275
			B	-	-
		Others	A	2.54	10,177
			B	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	3.32	11,714
			B	-	-
		Others	A	2.52	8,889
			B	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	3.14	7,818
			B	-	-
		Others	A	5.43	13,523
			B	-	-
Baraúnas I Energética S.A.	Chesf (49%)	Eletrobras System	A	3.93	23,189
			B	-	-
		Others	A	-	-
			B	-	-
Mussambê Energética S.A.	Chesf (49%)	Eletrobras System	A	3.68	21,295
			B	-	-
		Others	A	-	-
			B	-	-
Morro Branco I Energética S.A.	Chesf (49%)	Eletrobras System	A	4.03	22,083
			B	-	-
		Others	A	-	-
			B	-	-
Banda de Couro Energética S.A.	Chesf (1.7%)	Eletrobras System	A	3.51	19,356
			B	-	-
		Others	A	-	-
			B	-	-
Baraúnas II Energética S.A.	Chesf (1.5%)	Eletrobras System	A	2.87	16,116
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	3.96	28,525
			B	-	-
		Others	A	-	-
			B	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.16	30,029
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.00	30,470
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.68	33,063
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.08	28,957
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.59	32,415
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.68	33,063
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	5.24	31,767
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	4.65	28,957
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	5.13	30,686
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	5.09	30,470
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	5.35	31,983
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	Eletrobras System	A	5.51	33,279
			B	-	-
		Others	A	-	-
			B	-	-
WPP. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	4.55	29,174
			B	0.56	2,361
WPP. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.13	20,104
			B	0.00	5
WPP. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	4.11	26,152
			B	1.14	3,755
WPP. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.85	24,638
			B	0.95	3,665
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	4.11	26,364
			B	-	-
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.33	21,394
			B	0.18	1,020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.71	23,771
			B	0.05	280
Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.54	22,691
			B	0.13	740
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	1.43	9,142
			B	23.25	138,484
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.33	1,511
			B	-	-
		Others	A	17.69	82,898
			B	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	16.90	79,466
			B	0.50	2,161
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	132.28	581,316
			B	88.60	373,248
Serra do Facão Energia S.A.	Furnas (49.5%)	Eletrobras System	A	8.96	39,037.22
			B	-	-
		Others	A	51.72	337,733.47
			B	25.62	110,211.00
Madeira Energia S.A.	Furnas (39%)	Eletrobras System	A	16.87	122,619
			B	-	-
		Others	A	495.35	3,647,110
			B	307.38	1,431,951
Tijoá Participações e Investimentos S.A.	Furnas (49.9%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	-	-
Teles Pires Participações S.A.	Furnas (24.5%) Eletrosul (24.72%)	Eletrobras System	A	12.18	203,332
			B	32.42	172,847
		Others	A	128.56	1,447,358
			B	33.74	179,902
Eólica Livramento S.A.	Eletrosul (59%)	Eletrobras System	A	0.23	1,668
			B	-	-
		Others	A	1.91	13,760
			B	-	-
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Eletrobras System	A	2.61	18,440
			B	-	-
		Others	A	21.55	152,108
			B	-	-
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Eletrobras System	A	1.41	9,538
			B	-	-
		Others	A	11.64	78,677
			B	-	-
Hermenegildo I S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-
			B	2.45	15,336
		Others	A	6.64	41,904
			B	-	-
Hermenegildo II S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-
			B	2.65	16,632
		Others	A	6.44	40,824
			B	-	-
Hermenegildo III S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-
			B	2.27	14,256
		Others	A	5.31	33,696
			B	-	-
Chuí IX S.A.	Eletrosul (99.99%)	Eletrobras System	A	-	-
			B	0.79	4,968
		Others	A	1.87	11,880
			B	-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VII.1.1.3 Average Rate – R$/MWh
SPE	Eletrobras Companies (%)	1Q17
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	203.21
Amapari Energia S.A.	Eletronorte (49%)	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	236.43
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	237.52
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	237.99
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	128.25
Norte Energia S.A.	Chesf (15%) Eletronorte (19.98%) Eletrobras Holding (15%)	121.70
Pedra Branca S.A.	Chesf (49%)	203.32
São Pedro do Lago S.A.	Chesf (49%)	203.32
Sete Gameleiras S.A.	Chesf (49%)	203.32
Baraúnas I Energética S.A.	Chesf (49%)	147.21
Mussambê Energética S.A.	Chesf (49%)	147.21
Morro Branco I Energética S.A.	Chesf (49%)	147.21
Banda de Couro Energética S.A.	Chesf (1.7%)	153.86
Baraúnas II Energética S.A.	Chesf (1.5%)	151.57
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (49%)	139.79
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	139.79
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	139.79
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	139.79
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	139.79
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	139.79
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	139.79
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	157.11
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	156.67
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	156.89
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	156.85
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	156.88
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	155.25
WPP. Caiçara I S.A.	Chesf (49%)	155.89
WPP. Caiçara II S.A.	Chesf (49%)	155.84
WPP. Junco I S.A.	Chesf (49%)	157.01
WPP. Junco II S.A	Chesf (49%)	156.20
Eólica Serra das Vacas I S.A.	Chesf (49%)	155.88
Eólica Serra das Vacas II S.A.	Chesf (49%)	156.28
Eólica Serra das Vacas III S.A.	Chesf (49%)	156.13
Eólica Serra das Vacas IV S.A.	Chesf (49%)	156.56
Enerpeixe S.A.	Furnas (40%)	156.60
Baguari Geração de Energia S.A.	Furnas (15%)	213.42
Retiro Baixo Energética S.A.	Furnas (49%)	212.96
Foz de Chapecó Energia S.A.	Furnas (40%)	231.39
Serra do Facão Energia S.A.	Furnas (49.5%)	229.04
Madeira Energia S.A.	Furnas (39%)	160.00
Tijoá Participações e Investimentos S.A.	Furnas (49.9%)	-
Teles Pires Participações S.A.	Furnas (24.5%) Eletrosul (24.72%)	98.06
Eólica Livramento S.A.	Eletrosul (59%)	138.83
Santa Vitória do Palmar S.A.	Eletrosul (49%)	141.68
Eólica –Chuí Holding S.A.	Eletrosul (49%)	147.90
Hermenegildo I S.A.	Eletrosul (99.99%)	158.71
Hermenegildo II S.A.	Eletrosul (99.99%)	158.19
Hermenegildo III S.A.	Eletrosul (99.99%)	158.08
Chuí IX S.A.	Eletrosul (99.99%)	158.11

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VII.1.2 Transmission

VII.1.2.1 Operational Asset

VII.1.2.1.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 03.31.17 (R$ Million)(1)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Portioning Cuiabá	Eletronorte (49%)	193	230	Aug-05	Feb-34	37.87	11.09%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (37%) Chesf (12%)	695	500	May-08	Apr-36	139.68	9.32%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SS Maggi - 230/138 kV	Eletronorte (49.71%)	402	230	Sep-09	Mar-38	18.51	IPCA
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov-11	Nov-39	3.51	9.32%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SE Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	559	500	Mar-13	Oct-38	161.94	9.32%
Norte Brasil Transmissora de Energia S.A.	Collector Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	nov/14	Feb-39	11.38	9.32%
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan-06	Feb-34	14.78	11.09%
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	Chesf (24.5%) Furnas (24.5%)	2,375	600	Aug-13	Feb-39	281.93	9.32%
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov/15 Nov/15 Dec/15 Mar/16	Dec-41	96.53	9.32%
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	Oct/14 Oct/14 May/15 May/15	Oct-41	68.42	9.32%
Baguari Energia S.A.	HPU Baguari - SE Baguari	Furnas (15%)	0.8	230	Feb-10	Aug-41	(2)	(2)
	SS Baguari - Mesquita – Governador Valadares		2.5	230	Apr-10	Aug-41	(2)	(2)
	SS Baguari – Mesquita		69	230	Apr-10	Aug-41	(2)	(2)
	SS Baguari - Gov. Valadares		26	230	Apr-10	Aug-41	(2)	(2)
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar-10	Mar-35	17.13	IGPM
Chapecoense Geração S.A.	SS Foz do Chapecó – Gurita	Furnas (40%)	72.6	230	Mar-11	Nov-36	(2)	(2)
	SS Foz do Chapecó – SE Xanxerê		77.6	230	Mar-11	Nov-36	(2)	(2)
	HPU Foz do Chapecó – SE de Foz do Chapecó		1	230	Mar-11	Nov-36	(2)	(2)
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	Apr-06	Nov-36	(2)	(2)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	193	500	Dec-13	Jul-40	54.06	IPCA
	Trindade – Xavantes		37	230	Dec-13	Jul-40
	Trindade – Carajás		29	230	Oct-13	Jul-40
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	248	500	Jun-14	Jul-40	32.10	IPCA
	Viana 2 – Viana		10	345	Jun-14	Jul-40
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SE Curvelo	Furnas (49%)	45	138	Oct-10	Aug-41	(2)	(2)
Serra do Facão Energia S.A.	HPU Serra do Facão – SE Celg de Catalão	Furnas (49.5%)	32	138	Oct-10	Nov-36	(2)	(2)
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	52.3	230	Apr-11	Apr-39	53.68	IPCA
	Quirinópolis - UTE Quirinópolis		34.4	138	May-11	Jun-25
	Quirinópolis - UTE Boavista		16.7	138	May-11	Jun-25
	Chapadão – Jataí		131.5	230	Dec-12	Apr-39
	Jataí – Mineiros		61.4	138	Dec-12	Jun-25
	Jataí - UTE Jataí		51.2	138	Dec-12	Jun-25
	Jataí - UTE Água Emendada		32.6	138	Dec-12	Jun-25
	Mineiros - Morro Vermelho		45.2	138	Dec-12	Jun-25
	Morro Vermelho - UTE Morro Vermelho		31	138	Dec-12	Jun-25
	Morro Vermelho - UTE Alto Taquari		30.2	138	Jun-13	Jun-25
	Palmeiras – Edéia		57	230	May-13	Apr-39
	Edéia - UTE Tropical Bionenergia I		48.7	138	mai/13	Jun-25
Transirapé	Irapé – Araçuaí	Furnas (24.5%)	65	230	May-07	Mar-35	29.20	IGPM
Transleste	Montes Claros – Irapé	Furnas (24.5%)	138	345	Dec-06	Feb-34	40.17	IGPM
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb-07	Mar-35	24.90	IGPM
Transenergia Goiás S.A.	Niquelândia - Barro Alto	Furnas (99%)	88	230	May-16	Nov-39	12.04	IPCA
Energia Olímpica S.A.	Barra da Tijuca – SE Olímpica;	Furnas (49.9%)	10.8	138	May-15	n/a	(2)	(2)
	Gardênia – SE Olímpica		2.9	138	May-15	n/a	(2)	(2)
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24.5%)	350	500	May-16	May-43	40.27	IPCA
	Rio das Éguas - Luziânia		373	500	Jul-16	May-43
	Barreiras II - Rio das Éguas		244	500	Jan-17	May-43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49.9%)	69	230	Sep-16	May-44	3.84	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May-16	Oct-43	34.47	IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	296.5	500	Dec-16	Aug-43	29.01	IPCA
Etau	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Eletrosul (27.42%)	188	230	Jul-05	Dec-32	23.39	IGPM
Uirapuru	Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)	120	525	Jul-06	Mar-35	30.59	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (80%)	187	525	Feb-14	May-42	16.16	IPCA
	Itá – Nova Santa Rita		307	525	Aug-14	Jan-00	25.94
	Nova Santa Rita – Camaquã		126	230	Dec-14	Jan-00	6.30
	Camaquã - Povo Novo - Quinta		168	230	Dec-14	Jan-00	7.34
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	151.5	230	Sep-14	Jan-42	8.69	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)	152	525	Dec-14	Aug-42	16.79	IPCA
	Nova santa Rita – Povo Novo, CS		268	525	Mar-15	Jan-00	29.01
	Marmeleiro – Santa Vitória do Palmar		48	525	Dec-14	Jan-00	5.37
Marumbi Transmissora de Energia S.A.	Curitiba / Curitiba Leste (PR)	Eletrosul (20%)	29.04	525	Jun-15	May-42	3.28	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Portioning LT Alegrete 1 - Santa Maria 1	Eletrosul (51%)	1.95	138	May-16	Jan-44	May-73	IPCA
(1) Last readjustment on 07/01/2016
(2) There is no AAR because facilities are of limited interest to the generating plant.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VII.1.2.1.2 Substations
SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 03.31.17 (R$ million)(1)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Portioning Cuiabá	Eletronorte (49%)	n/a	Aug-05	Feb-34	8.83	11%
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49.71%)	300 100	Sep-09	Mar-38	6.29	IPCA
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	150 1800	Mar-13	Oct-38	161.94	9%
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (37%) Chesf (12%)	-	May-08	Apr-36	139.68	9%
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov-11	Nov-39	0.52	19%
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24.5%) Furnas (24.5%)	3150 2950	May-14	Feb-39	243.65	9.32%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 kV	Chesf (49%)	3600 450	Oct-13	Jul-40	26.90	9.32%
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1500	nov/15 dez/15	Dec-41	(2)	(2)
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	1,800 900 1,200	out/14 out/14 mai/15	Oct-41	(2)	(2)
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	225	Jun-14	May-42	15.37	IPCA
	SS Niquelândia		30	Aug-15	May-42
Energia Olímpica S.A.	SS Olímpica 138/13,8 kV	Furnas (49.9%)	120	May-15	n/a	N/A	N/A
Caldas Novas Transmissão S.A. (3)	Extansion of SS Corfumbá	Furnas (49%)	150	Jul-13	Jun-41	4.33	IPCA
Baguari Energia S.A.	SS of Baguari Plant	Furnas (15%)	155.6	Aug-06	Aug-41	N/A	N/A
Chapecoense Geração S.A.	SS of Foz do Chapecó Plant	Furnas (40%)	978	Nov-01	Nov-36	N/A	N/A
Enerpeixe S.A.	SS of Peixe Angical Plant	Furnas (40%)	525	Nov-01	Nov-36	N/A	N/A
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1200	Nov-13	Jul-40	(4)	(4)
Madeira Energia S.A.	SS of Santo Antônio Plant	Furnas (39%)	3630	Aug-07	Jun-43	N/A	N/A
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug-14	Jul-40	(4)	(4)
Retiro Baixo Energética S.A.	SS of Retiro Baixo Plant	Furnas (49%)	100	Aug-06	Aug-41	N/A	N/A
Serra do Facão Energia S.A.	SS of Serra do Facão Plant	Furnas (49.5%)	236.4	Nov-01	Nov-36	N/A	N/A
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb-12	Jun-25	(4)	(4)
	Jataí		450	Dec-12	Jun-25	(4)	(4)
	Mineiros		0	Dec-12	Jun-25	(4)	(4)
	Morro Vermelho		0	Dec-12	Jun-25	(4)	(4)
	Quirinópolis		225	Apr-11	Jun-25	(4)	(4)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Transenergia São Paulo S.A	Itatiba	Furnas (49%)	800	Aug-12	Nov-39	19.12	IPCA
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC from 500 kV to +/- 600 kV;	Furnas (24.5%)	3832	May-14	Feb-39	243.65	IPCA
	Inverter Station CC/CA from +/- 600 kV to 500 kV.		3632	May-14	Feb-39
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II	Furnas (49%)	(5)	Dec-16	Aug-43	(4)	(4)
	SS Assis		(6)	Dec-16	Aug-43
Etau (7)	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Entrada de Linha; Extension Lagoa Vermelha 2 230/138KV	Eletrosul (27.42%)	150 - - 150	Apr/05 Jul/05 Jul/05 Oct/16	Dec-32	21.94	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Extension SS 525 KV Salto Santiago; Extension SS 525 kV Itá Extension SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Extension SS 230 kV Quinta	Eletrosul (80%)	- - - 166 -	Feb/14 Aug/14 Aug/14 Dec/14 Dec/14	May-42	12.44	IPCA
Costa Oeste (8)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul-14	Jan-42	4.06	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV - Synchronous Compensator ±200 Mvar; Extension SS Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	Dec/14 Dec/14 Dec/14 Apr/15	Aug-42	52.84	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun-15	May-42	14.63	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Extension of SS Santa Maria 3, 230/138 kV	Eletrosul (51%)	166	May-16	Jan-44	2.50	IPCA
(1) Last readjustment on 07/01/2016
(2) The amount of the active AAR of the Substations is informed together with that of the Transmission Line.
(3) This venture consists of the expansion of SS Corumbá.
(4) Remuneration embedded in the AAR of the transmission line.
(5) 4 single-phase reators of 45.3 MVAr each.
(6) 7 single-phase reators of 45.3 MVAr each.
(7) Entries of lines and inscriptions associated with the Campos Novos - Santa Marta TL located at the substations
(8) Commercial operation by sharing with Copel (TL Caiuá).

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VII.2 Financing and Loans – R$ million
SPE	Eletrobras Companies (%)	BNDES - Brazilian Development Bank (a)							Others Creditors (b)							Total (a+b)
		2018	2019	2020	2021	2022	2023	After 2023	2018	2019	2020	2021	2022	2023	After 2023
Belo Monte Transmissora de Energia S.A	Eletronorte (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Furnas (24.5%)
Energética Águas da Pedra S.A.	Eletronorte (24.5%)	34.2	34.2	34.2	34.2	34.2	34.2	105.5	-	-	-	-	-	-	-	310.9
	Chesf (24.5%)
Norte Brasil Transmissora de Energia S.A.	Eletronorte (49%)	64.5	64.0	71.1	80.0	91.4	106.7	1,564.0	146.5	147.7	147.7	147.7	147.7	147.7	147.7	3,074.1
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	39.0	31.9	31.9	31.9	31.9	31.9	84.7	39.4	35.0	35.0	35.0	35.0	35.0	231.1	728.6
	Chesf (19.5%)
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	23,235.2	20,107.5	16,978.2	13,843.7	10,709.3	7,574.9	4,439.3	30,897.5	27,858.4	24,818.8	21,780.2	18,741.1	15,702.0	12,662.6	249,348.7
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%)	22.7	20.6	-	-	-	-	-	-	-	-	-	-	-	-	43.4
	Furnas (24.5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24.5%)	22.8	20.7	-	-	-	-	-	-	-	-	-	-	-	-	43.5
	Furnas (24.5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%)	24.0	21.7	-	-	-	-	-	-	-	-	-	-	-	-	45.7
	Furnas (24.5%)
Norte Energia S.A.	Eletronorte (19.98%)	453.9	563.2	638.4	638.4	638.4	638.4	11,265.7	280.1	379.8	439.2	439.2	439.2	439.2	7,911.3	25,164.3
	Chesf (15%)
	Eletrobras Holding (15%)
Companhia Energética Sinop S.A.	Eletronorte (24.5%)	19.0	37.0	37.0	37.0	37.0	37.0	37.0	-	-	-	-	-	-	-	241.0
	Chesf (24.5%)
Integração Transmissora de Energia S.A	Eletronorte (37%)	31.3	31.3	26.0	-	-	-	-	-	-	-	-	-	-	-	88.6
	Chesf (12%)
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-	-	21.4	22.5	23.7	18.3	13.5	14.4	7.0	120.7
Interligação Elétrica do Madeira S.A.	Chesf (24.5%)	89.8	119.7	119.7	119.7	119.7	116.0	659.0	16.1	40.3	57.5	70.4	74.7	79.0	362.8	2,044.7
	Furnas (24.5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	32.5	32.5	32.5	32.5	32.5	27.8	91.2	-	-	-	-	-	-	-	281.7
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-	-	4.0	4.0	5.0	6.0	7.0	8.0	129.0	163.0
ESBR Participações S.A.	Chesf (20%)	168.4	190.4	207.9	227.1	227.1	227.1	4,194.5	165.3	181.4	198.9	218.2	218.2	218.2	4,305.9	10,948.8
	Eletrosul (20%)
São Pedro do Lago S.A.	Chesf (49%)	5.1	5.1	5.1	5.1	5.1	5.1	30.0	-	-	-	-	-	-	-	60.8
Pedra Branca S.A.	Chesf (49%)	5.0	5.0	5.0	5.0	5.0	5.0	29.1	-	-	-	-	-	-	-	59.0
Sete Gameleiras S.A.	Chesf (49%)	5.0	5.0	5.0	5.0	5.0	5.0	29.2	-	-	-	-	-	-	-	59.2
Baraúnas I Energética S.A.	Chesf (49%)	4.9	4.9	4.9	4.9	4.9	4.9	40.8	-	-	-	-	-	-	-	70.4
Morro Branco I Energética S.A.	Chesf (49%)	5.2	5.2	5.2	5.2	5.2	5.2	42.5	-	-	-	-	-	-	-	73.4
Mussambê Energética S.A.	Chesf (49%)	4.5	4.5	4.5	4.5	4.5	4.5	37.2	-	-	-	-	-	-	-	64.3
Chapada do Piauí I Holding (1)	Chesf (49%)	21.2	23.1	25.2	27.5	29.9	32.5	404.5	-	-	0.4	0.2	0.1	5.0	75.8	645.5

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

Chapada do Piauí II Holding (2)	Chesf (49%)	37.1	37.8	38.4	39.1	39.8	40.5	304.3	-	-	-	-	-	-	-	537.0
Eólica Serra das Vacas I S.A.	Chesf (49%)	72.2	70.3	68.2	65.7	62.7	59.3	106.1	-	-	-	-	-	-	-	504.4
Eólica Serra das Vacas II S.A.	Chesf (49%)	65.3	63.7	61.7	59.4	56.7	53.6	96.0	-	-	-	-	-	-	-	456.4
Eólica Serra das Vacas III S.A.	Chesf (49%)	65.3	63.7	61.7	59.4	56.7	53.6	96.0	-	-	-	-	-	-	-	456.4
Eólica Serra das Vacas III S.A.	Chesf (49%)	65.3	63.7	61.7	59.4	56.7	53.6	96.0	-	-	-	-	-	-	-	456.4
Vamcruz I	Chesf (49%)	-	-	-	-	-	-	-	36.5	33.0	31.8	30.5	29.3	28.1	190.4	379.7
Baraúnas II Energética S.A.	Chesf (1.6%)	3.1	3.1	3.1	3.1	3.1	3.1	27.8	-	1.6	1.4	1.5	1.5	1.4	1.5	55.5
Banda de Couro Energética S.A.	Chesf (1.8%)	4.3	4.3	4.3	4.3	4.3	4.3	38.4	-	2.0	1.6	1.8	1.6	1.3	6.5	79.2
Foz do Chapecó	Furnas (40%)	769.0	681.0	-	-	-	-	-	395.0	350.0	-	-	-	-	-	2,195.0
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Santo Antônio	Furnas (39%)	3,618.0	3,377.0	-	-	-	-	-	704.0	632.0	-	-	-	-	-	8,331.0
Teles Pires	Furnas (24.5%)	633.0	601.0	-	-	-	-	-	172.0	160.0	-	-	-	-	-	1,566.0
	Eletrosul (24.72%)
Centro Oeste de Minas	Furnas (49%)	6.0	5.0	-	-	-	-	-	-	-	-	-	-	-	-	11.0
Serra do Facão	Furnas (49.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Retiro Baixo	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Goiás Transmissão	Furnas (49%)	45.0	41.0	-	-	-	-	-	47.0	44.0	-	-	-	-	-	177.0
MGE Transmissão	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transenergia São Paulo	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transenergia Renovável	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mata de Santa Genebra S.A.	Furnas (49.9%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Companhia Transirapé de Transmissão S.A.	Furnas (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Companhia Transleste de Transmissão S.A.	Furnas (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
São Manoel	Furnas (33.33%)	411.0	390.0	-	-	-	-	-	-	-	-	-	-	-	-	801.0
Paranaíba Transmissora de Energia S.A.	Furnas (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Caldas Novas Transmissão S.A.	Furnas (49%)	5.0	4.0	-	-	-	-	-	-	-	-	-	-	-	-	9.0
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	-							6.1	1.5	-	-	-	-	-	7.7
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	37.9	37.9	37.9	37.9	37.9	37.9	195.7	12.0	12.0	12.0	12.0	12.0	12.0	72.1	567.1
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	20.4	20.4	20.4	20.4	20.4	20.4	82.7	0.3	1.9	4.6	6.4	8.1	8.6	76.7	311.7
Santa Vitória do Palmar Holding S.A.	Eletrosul (49%)	16.5	18.2	19.6	21.3	23.3	25.2	283.0	9.5	9.2	11.0	14.1	17.3	21.1	233.3	722.6
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	5.6	5.2	5.0	4.8	4.6	4.4	13.1	-	-	-	-	-	-	-	42.7
Livramento Holding S.A.	Eletrosul (59%)	3.3	3.3	3.3	3.3	3.3	3.3	21.6	-	-	-	-	-	-	-	41.6
Chuí Holding S.A.	Eletrosul (49%)	23.3	23.3	23.3	23.3	23.3	23.3	186.1	-	-	-	-	-	-	-	325.6
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	3.5	3.3	3.0	2.9	2.6	2.2	9.4	-	-	-	-	-	-	-	27.0
Fronteira Oeste Transmissora de Energia	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chuí IX	Eletrosul (99.99%)	3.6	3.6	3.6	3.6	3.6	3.6	6.9	1.6	1.6	1.6	1.6	1.6	1.6	2.5	40.7
Hermenegildo I	Eletrosul (99.99%)	12.4	12.4	12.4	12.4	12.4	12.4	24.1	5.7	5.7	5.7	5.7	5.7	5.7	8.7	141.3
Hermenegildo II	Eletrosul (99.99%)	12.4	12.4	12.4	12.4	12.4	12.4	24.1	5.7	5.7	5.7	5.7	5.7	5.7	8.7	141.4
Hermenegildo III	Eletrosul (99.99%)	10.6	10.6	10.6	10.6	10.6	10.6	20.5	4.9	4.9	4.9	4.9	4.9	4.9	7.4	120.5
Empresa de Transmissão do Alto Uruguai S.A.	Eletrosul (51%)	2.5	2.5	2.5	1.7	-	-	-	0.9	11.0	1.0	0.1	-	-	-	22.2
Paraíso Transmissora de Energia S.A.	Eletrosul (24.5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(1) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.
(2) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS DFR - Investor Relations Superintendence Marketletter - Annex III - 1Q17 Operating Information of the Subsidiaries

VIII.3.1 Financing and Loans – R$ Million

Local Currency (LC) + Foreign Currency (FC)
Eletrobras Companies	Eletrobras (1)							Others Creditors							Total (1+2)
	2018	2019	2020	2021	2022	2023	Após 2023	2018	2019	2020	2021	2022	2023	After 2023
Eletronorte	264.05	237.07	244.60	237.69	223.56	210.85	763.18	749.41	382.62	338.55	236.98	205.19	207.26	1,384.53	5,685.54
Chesf	151.02	-	-	-	-	-	-	365.34	315.34	155.75	103.92	66.42	66.42	168.54	1,392.75
Furnas	652.00	370.00	462.00	483.00	506.00	321.00	898.00	1,250.00	1,598.00	1,152.00	784.00	580.00	580.00	1,104.00	10,740.00
Eletronuclear	210.47	138.11	138.11	137.11	137.61	70.06	515.03	127.50	182.09	195.05	208.24	220.26	235.77	5,065.42	7,580.83
Eletrosul	281.28	197.33	255.81	245.48	245.48	245.27	826.91	401.37	131.30	287.22	340.83	402.72	119.04	334.54	4,314.58
CGTEE	750.00	327.00	326.00	284.00	246.00	215.00	625.00	-	-	-	-	-	-	-	2,773.00
Amazonas GT	69.00	190.40	210.10	209.60	159.00	141.80	137.80	-	-	-	-	-	-	-	1,117.70
Itaipu Binacional (1)	416.51	587.31	626.51	668.75	295.89	58.37	-	723.90	1,021.50	1,090.24	1,164.10	1,240.33	448.07	-	8,341.48
ED Acre	52.08	48.96	48.75	47.68	40.54	33.37	70.22	-	-	-	-	-	-	-	341.60
ED Alagoas	274.26	273.00	279.00	169.00	127.00	124.00	99.00	2.00	1.50	-	-	-	-	-	1,348.76
ED Amazonas Energia	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ED Piauí	441.18	307.85	288.58	243.21	113.22	23.02	80.38	5.32	5.20	5.20	5.20	5.20	5.20	13.86	1,542.60
ED Rondônia	253.76	246.90	233.30	108.25	86.30	72.25	36.71	-	-	-	-	-	-	-	1,037.47
ED Roraima	46.68	49.91	42.96	12.49	8.41	8.41	7.07	-	-	-	-	-	-	-	175.92
(1) Amounts in US$ Million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.